SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2022
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Quarterly Financial Information – September 30, 2022 – CIA SIDERURGICA NACIONAL	Version: 1

Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2022 to 09/30/2022	8
01/01/2021 to 09/30/2021	9
Statement of Value Added	10
Consolidated Financial Statements
Balance Sheet – Assets	11
Balance Sheet - Liabilities	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
01/01/2022 to 09/30/2022	17
01/01/2021 to 09/30/2021	18
Statement of Value Added	19
Comments on the Company’s Consolidated Performance	20
Notes to the financial information	44
Comments on the Performance of Business Projections	96
Reports and Statements
Unqualified Independent Auditors’ Review Report	100
Officers Statement on the Financial Statements	102
Officers Statement on Auditor’s Report	103

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Year 09/30/2022
Paid-in Capital
Common	1,326,093,947
Preferred	0
Total	1,326,093,947
Treasury Shares
Common	0
Preferred	0
Total	0

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Parent Company Financial Statements / Balance Sheet - Assets (BRL thousand)

Code	Description	Current Quarter 09/30/2022	Previous Year 12/31/2021
1	Total Assets	61,135,432	61,933,890
1.01	Current assets	14,516,561	18,241,837
1.01.01	Cash and cash equivalents	2,764,344	3,885,265
1.01.02	Financial investments	1,339,364	2,426,457
1.01.02.01	Financial investments measured a fair value through profit or loss	1,288,977	2,383,059
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	1,288,977	2,383,059
1.01.02.03	Financial investments at amortized cost	50,387	43,398
1.01.03	Trade receivables	2,103,276	2,375,512
1.01.04	Inventory	6,955,768	7,508,183
1.01.06	Recoverable taxes	737,137	1,255,697
1.01.08	Other current assets	616,672	790,723
1.01.08.03	Others	616,672	790,723
1.01.08.03.02	Prepaid expenses	291,386	185,968
1.01.08.03.03	Dividends receivable	150,989	486,506
1.01.08.03.04	Others	174,297	118,249
1.02	Non-current assets	46,618,871	43,692,053
1.02.01	Long-term assets	10,658,113	9,982,573
1.02.01.03	Financial investments at amortized cost	136,167	132,523
1.02.01.07	Deferred taxes assets	4,097,191	4,843,653
1.02.01.10	Other non-current assets	6,424,755	5,006,397
1.02.01.10.03	Recoverable taxes	870,813	691,286
1.02.01.10.04	Judicial deposits	239,138	222,481
1.02.01.10.05	Prepaid expenses	85,914	109,583
1.02.01.10.06	Receivable from related parties	3,166,393	2,442,198
1.02.01.10.07	Others	2,062,497	1,540,849
1.02.02	Investments	28,192,190	26,140,909
1.02.02.01	Equity interest	28,051,447	25,998,331
1.02.02.02	Investment Property	140,743	142,578
1.02.03	Property, plant and equipment	7,716,629	7,508,842
1.02.03.01	Property, plant and equipment in operation	6,732,734	6,752,158
1.02.03.02	Right of use in leases	13,238	15,996
1.02.03.03	Property, plant and equipment in progress	970,657	740,688
1.02.04	Intangible assets	51,939	59,729

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Parent Company Financial Statements / Balance Sheet – Liabilities
(BRL thousand)

Code	Description	Current Quarter 09/30/2022	Previous Year 12/31/2021
2	Total Liabilities	61,135,432	61,933,890
2.01	Current liabilities	14,366,065	16,202,230
2.01.01	Payroll and related taxes	190,675	133,595
2.01.02	Trade payables	4,006,546	4,710,811
2.01.03	Tax payables	221,344	761,868
2.01.04	Borrowings and financing	3,195,066	3,864,228
2.01.05	Other payables	6,722,401	6,696,157
2.01.05.02	Others	6,722,401	6,696,157
2.01.05.02.04	Dividends and interests on shareholder´s equity	455,002	1,125,359
2.01.05.02.05	Advances from customers	121,321	148,822
2.01.05.02.06	Trade payables – Forfaiting and Drawee risk	5,328,002	4,439,967
2.01.05.02.07	Lease liabilities	8,524	7,602
2.01.05.02.08	Other payables	809,552	974,407
2.01.06	Provisions	30,033	35,571
2.01.06.01	Provision for tax, social security, labor and civil risks	30,033	35,571
2.02	Non-current liabilities	25,656,852	25,416,662
2.02.01	Borrowings and financing	16,423,469	16,568,616
2.02.02	Other payables	253,453	319,859
2.02.02.02	Others	253,453	319,859
2.02.02.02.03	Lease liabilities	6,567	10,339
2.02.02.02.04	Derivative financial instruments	69,394	101,822
2.02.02.02.05	Trade payables	18,642	43,396
2.02.02.02.06	Other payables	158,850	164,302
2.02.04	Provisions	8,979,930	8,528,187
2.02.04.01	Provision for tax, social security, labor and civil risks	320,230	333,285
2.02.04.02	Other provisions	8,659,700	8,194,902
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	167,382	159,254
2.02.04.02.04	Pension and healthcare plan	584,288	584,288
2.02.04.02.05	Provision for losses on investments	7,908,030	7,451,360
2.03	Shareholders’ equity	21,112,515	20,314,998
2.03.01	Paid-up capital	10,240,000	10,240,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	9,697,708	10,092,888
2.03.04.01	Legal reserve	1,081,222	1,081,222
2.03.04.02	Statutory reserve	8,616,486	9,948,596
2.03.04.09	Treasury shares	-	(936,930)
2.03.05	Accumulated earnings (losses)	1,537,119	-
2.03.08	Other comprehensive income	(395,032)	(50,610)

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Parent Company Financial Statements / Statement of Income
(BRL thousand)
Code	Description	Current Quarter 07/01/2022 to 09/30/2022	Year to date 01/01/2022 to 09/30/2022	Same quarter previous year 07/01/2021 to 09/30/2021	YTD previous year 01/01/2021 to 09/30/2021
3.01	Revenues from sale of goods and rendering of services	6,474,363	19,011,952	6,873,294	18,524,592
3.02	Costs from sale of goods and rendering of services	(5,555,003)	(15,317,359)	(4,176,175)	(11,910,176)
3.03	Gross profit	919,360	3,694,593	2,697,119	6,614,416
3.04	Operating (expenses)/income	(616,628)	(83,999)	(312,976)	5,334,820
3.04.01	Selling expenses	(244,946)	(708,561)	(210,412)	(517,200)
3.04.02	General and administrative expenses	(59,809)	(170,135)	(54,251)	(171,726)
3.04.04	Other operating income	164,627	202,219	(14,452)	2,650,650
3.04.05	Other operating expenses	(772,796)	(1,524,625)	(166,188)	(720,986)
3.04.06	Equity in results of affiliated companies	296,296	2,117,103	132,327	4,094,082
3.05	Income before financial income (expenses) and taxes	302,732	3,610,594	2,384,143	11,949,236
3.06	Financial income (expenses)	(3,127)	(1,364,779)	(235,883)	302,365
3.06.01	Financial income	116,663	(605,214)	(361,353)	1,014,750
3.06.02	Financial expenses	(119,790)	(759,565)	125,470	(712,385)
3.06.02.01	Net exchange differences over financial instruments	514,586	922,314	435,400	276,199
3.06.02.02	Financial expenses	(634,376)	(1,681,879)	(309,930)	(988,584)
3.07	Income before income taxes	299,605	2,245,815	2,148,260	12,251,601
3.08	Income tax and social contribution	(166,214)	(708,696)	(998,723)	(896,278)
3.09	Net income from continued operations	133,391	1,537,119	1,149,537	11,355,323
3.11	Net income for the year	133,391	1,537,119	1,149,537	11,355,323
3.99	Earnings per share – (Reais / Share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.10059	1.15804	0.83293	8.22781
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	0.10059	1.15804	0.83293	8.22781

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Parent Company Financial Statements / Statement of Comprehensive Income
(BRL thousand)

Code	Description	Current Quarter 07/01/2022 to 09/30/2022	Year to date 01/01/2022 to 09/30/2022	Same quarter previous year 07/01/2021 to 09/30/2021	YTD previous year 01/01/2021 to 09/30/2021
4.01	Net income for the year	133,391	1,537,119	1,149,537	11,355,323
4.02	Other comprehensive income	(286,479)	(569,348)	(921,415)	(144,162)
4.02.01	Actuarial gains over pension plan of subsidiaries, net of taxes	12	68	28	77
4.02.02	Reflex treasury shares acquired by subsidiary	-	-	(141,479)	(141,479)
4.02.04	Cumulative translation adjustments for the year	(128,842)	(714,813)	174,408	(18,060)
4.02.06	(Loss)/gain cash flow hedge accounting – “Platts”, net taxes, from investments in subsidiaries	(72,879)	(308,335)	(20,795)	477
4.02.11	(Loss)/gain cash flow hedge accounting, net of taxes	(493,872)	(376,400)	(998,799)	(302,649)
4.02.13	Cash flow hedge accounting reclassified to income upon realization, net of taxes	409,102	830,132	65,222	317,472
4.03	Comprehensive income for the year	(153,088)	967,771	228,122	11,211,161

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Quarterly Financial Information – September 30, 2022 – CIA SIDERURGICA NACIONAL	Version: 1

Parent Company Financial Statements / Statements of Cash Flows – Indirect Method
(BRL thousand)
Code	Description	Year to date 01/01/2022 to 09/30/2022	YTD previous year 01/01/2021 to 09/30/2021
6.01	Net cash from operating activities	4,348,079	6,761,807
6.01.01	Cash from operations	2,218,355	5,540,978
6.01.01.01	Net income for the period	1,537,106	11,355,323
6.01.01.02	Financial charges in borrowing and financing raised	895,963	524,453
6.01.01.03	Financial charges in borrowing and financing granted	(133,367)	(42,093)
6.01.01.04	Charges on lease liabilities	1,232	1,627
6.01.01.05	Depreciation, amortization and depletion	790,140	637,837
6.01.01.06	Equity in results of affiliated companies	(2,117,103)	(4,094,082)
6.01.01.07	Deferred taxes assets	512,722	469,233
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	(18,593)	(61,032)
6.01.01.09	Monetary and exchange variations, net	73,306	14,028
6.01.01.11	Updated shares – Fair value through profit or loss	1,122,058	(185,944)
6.01.01.12	Write-off of property, plant and equipment and Intangible assets	1,065	-
6.01.01.13	Provision for environmental liabilities and decommissioning of assets	8,128	31,281
6.01.01.14	Accrued/(reversal) for consumption and services	16,120	12,417
6.01.01.16	Receivables by indemnity	(422,254)	-
6.01.01.17	Net gains on the sale of the shares of CSN Mineração	-	(2,472,497)
6.01.01.18	Net gains on the sale of the shares of Usiminas	-	(505,844)
6.01.01.19	Dividends USIMINAS	(105,732)	(176,512)
6.01.01.20	Others	57,564	32,783
6.01.02	Changes in assets and liabilities	2,129,724	1,220,829
6.01.02.01	Trade receivables - third parties	(309,915)	(962,073)
6.01.02.02	Trade receivables - related party	491,084	(939,599)
6.01.02.03	Inventory	340,518	(3,020,516)
6.01.02.04	Receivables related parties/dividends	2,423,868	2,868,493
6.01.02.05	Recoverable taxes	339,033	549,554
6.01.02.06	Judicial deposits	(16,657)	(16,390)
6.01.02.09	Trade payables	(730,571)	102,195
6.01.02.10	Trade payables – Forfaiting and Drawee risk	888,035	2,835,533
6.01.02.11	Payroll and related taxes	57,080	61,800
6.01.02.12	Tax payables	(477,746)	366,116
6.01.02.13	Payables to related parties	66,498	22,957
6.01.02.15	Interest paid	(719,792)	(599,523)
6.01.02.17	Interest received	2,277	-
6.01.02.18	Others	(223,988)	(47,718)
6.02	Capital reduction in investee	(3,878,010)	2,629,974
6.02.01	Investments / AFAC / Acquisitions of Shares	(2,747,830)	(1,048,117)
6.02.02	Purchase of property/intangible assets	(957,567)	(710,518)

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6.02.06	Net cash received from sale of CSN Mineração's shares	-	3,164,612
6.02.07	Intercompany loans granted	(165,658)	(145,892)
6.02.09	Intercompany loans received	3,679	(280)
6.02.11	Financial Investments, net of redemption	(10,634)	1,370,169
6.03	Net cash used in financing activities	(1,590,990)	(12,468,096)
6.03.01	Borrowings and financing raised	1,912,203	190,903
6.03.02	Transactions cost - Borrowings and financing	(5,216)	(9,863)
6.03.03	Borrowings and financing – related parties	3,972,052	1,830,102
6.03.05	Amortization of borrowings and financing	(3,523,998)	(4,265,560)
6.03.06	Amortization of borrowings and financing - related parties	(2,857,843)	(7,556,745)
6.03.07	Amortization of leases	(6,584)	(7,485)
6.03.08	Dividends and interest on shareholder’s equity	(673,129)	(2,649,448)
6.03.10	Share repurchase	(408,475)	-
6.05	Increase (decrease) in cash and cash equivalents	(1,120,921)	(3,076,315)
6.05.01	Cash and equivalents at the beginning of the year	3,885,265	4,647,125
6.05.02	Cash and equivalents at the end of the year	2,764,344	1,570,810

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2022 to 09/30/2022
(BRL thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998
5.04	Capital transaction with shareholders	-	-	(395,180)	-	224,926	(170,254)
5.04.04	Treasury shares acquired	-	(395,180)	-	-	-	(395,180)
5.04.08	Reclassifications of treasury shares	-	(936,930)	936,930	-	-	-
5.04.09	Treasury shares canceled	-	1,332,110	(1,332,110)	-	-	-
5.04.10	(Loss) / gain on the percentage change in investments	-	-	-	-	224,926	224,926
5.05	Total comprehensive income	-	-	-	1,537,119	(569,348)	967,771
5.05.01	Net income for the period	-	-	-	1,537,119	-	1,537,119
5.05.02	Other comprehensive income	-	-	-	-	(569,348)	(569,348)
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	(714,813)	(714,813)
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	68	68
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	145,397	145,397
5.07	Closing balance	10,240,000	32,720	9,697,708	1,537,119	(395,032)	21,112,515

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2021 to 09/30/2021
(BRL thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451
5.03	Adjusted opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451
5.04	Capital transaction with shareholders	-	-	-	(1,750,000)	820,203	(929,797)
5.04.06	Dividends	-	-	-	(1,750,000)	-	(1,750,000)
5.04.08	Net gain of transaction primary and secondary distribution shares of CSN Mineração	-	-	-	-	829,486	829,486
5.04.09	(Loss) / gain on the percentage change in investments	-	-	-	-	(9,283)	(9,283)
5.05	Total comprehensive income	-	-	-	11,355,323	(144,162)	11,211,161
5.05.01	Net income for the period	-	-	-	11,355,323	-	11,355,323
5.05.02	Other comprehensive income	-	-	-	-	(144,162)	(144,162)
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	(18,060)	(18,060)
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	77	77
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	15,300	15,300
5.05.02.08	Treasury shares acquired by reflex subsidiary	-	-	-	-	(141,479)	(141,479)
5.07	Closing balance	6,040,000	32,720	5,824,350	9,605,323	(1,307,578)	20,194,815

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Quarterly Financial Information – September 30, 2022 – CIA SIDERURGICA NACIONAL	Version: 1

Parent Company Financial Statements / Statement of Value Added
(BRL thousand)
Code	Description	Year to date 01/01/2022 to 09/30/2022	YTD previous year 01/01/2021 to 09/30/2021
7.01	Revenues	23,123,457	26,239,778
7.01.01	Sales of products and rendering of services	22,921,627	22,911,052
7.01.02	Other revenues	192,161	3,329,657
7.01.04	Allowance for (reversal of) doubtful debts	9,669	(931)
7.02	Raw materials acquired from third parties	(18,848,172)	(16,092,623)
7.02.01	Cost of sales and services	(16,960,170)	(14,498,351)
7.02.02	Materials, electric power, outsourcing and other	(1,759,286)	(1,532,883)
7.02.03	Impairment/recovery of assets	(128,716)	(61,389)
7.03	Gross value added	4,275,285	10,147,155
7.04	Retentions	(789,682)	(637,302)
7.04.01	Depreciation, amortization and depletion	(789,682)	(637,302)
7.05	Value added created	3,485,603	9,509,853
7.06	Value added received	3,896,487	5,407,326
7.06.01	Equity in results of affiliates companies	2,117,103	4,094,082
7.06.02	Financial income	488,867	1,014,750
7.06.03	Others	1,290,517	298,494
7.07	Value added for distribution	7,382,090	14,917,179
7.08	Value added distributed	7,382,090	14,917,179
7.08.01	Personnel	938,908	947,787
7.08.01.01	Salaries and wages	724,544	710,181
7.08.01.02	Benefits	170,316	194,753
7.08.01.03	Severance payment (FGTS)	44,048	42,853
7.08.02	Taxes, fees and contributions	1,760,994	1,599,425
7.08.02.01	Federal	1,461,047	1,198,074
7.08.02.02	State	299,947	401,351
7.08.03	Remuneration on third-party capital	3,145,069	1,014,644
7.08.03.01	Interest	925,321	543,460
7.08.03.02	Rental	906	3,764
7.08.03.03	Others	2,218,842	467,420
7.08.03.03.01	Other and passive exchange variations	2,218,842	467,420
7.08.04	Remuneration on Shareholders' capital	1,537,119	11,355,323
7.08.04.02	Dividends	-	1,750,000
7.08.04.03	Retained earnings (accumulated losses)	1,537,119	9,605,323

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Consolidated Financial Statements / Balance Sheet - Assets
(BRL thousand)
Code	Description	Current Quarter 09/30/2022	Previous Year 12/31/2021
1	Total assets	82,638,399	79,379,103
1.01	Current assets	31,118,220	34,972,354
1.01.01	Cash and cash equivalents	14,319,373	16,646,480
1.01.02	Financial investments	1,477,615	2,644,732
1.01.02.01	Financial investments measured a fair value through profit or loss	1,288,977	2,383,059
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	1,288,977	2,383,059
1.01.02.03	Financial investments at amortized cost	188,638	261,673
1.01.03	Trade receivables	2,733,706	2,597,838
1.01.04	Inventory	10,428,521	10,943,835
1.01.06	Recoverable taxes	1,365,088	1,655,349
1.01.08	Other current assets	793,917	484,120
1.01.08.03	Others	793,917	484,120
1.01.08.03.02	Prepaid expenses	497,077	225,036
1.01.08.03.03	Dividends receivable	61,924	76,878
1.01.08.03.05	Others	234,916	182,206
1.02	Non-current assets	51,520,179	44,406,749
1.02.01	Long-term assets	12,813,651	11,206,737
1.02.01.03	Financial investments at amortized cost	152,348	147,671
1.02.01.05	Inventory	948,234	656,193
1.02.01.07	Deferred taxes assets	5,072,047	5,072,092
1.02.01.10	Other non-current assets	6,641,022	5,330,781
1.02.01.10.03	Recoverable taxes	1,282,507	965,026
1.02.01.10.04	Judicial deposits	460,691	339,805
1.02.01.10.05	Prepaid expenses	116,403	133,614
1.02.01.10.06	Receivable from related parties	2,703,349	2,070,305
1.02.01.10.07	Others	2,078,072	1,822,031
1.02.02	Investments	5,674,022	4,011,828
1.02.02.01	Equity interest	5,514,175	3,849,647
1.02.02.02	Investment Property	159,847	162,181
1.02.03	Property, plant and equipment	25,347,190	21,531,134
1.02.03.01	Property, plant and equipment in operation	20,514,520	17,305,628
1.02.03.02	Right of use in leases	649,420	581,824
1.02.03.03	Property, plant and equipment in progress	4,183,250	3,643,682
1.02.04	Intangible assets	7,685,316	7,657,050

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Consolidated Financial Statements / Balance Sheet – Liabilities
(BRL thousand)

Code	Description	Current Quarter 09/30/2022	Previous Year 12/31/2021
2	Total Liabilities	82,638,399	79,379,103
2.01	Current liabilities	21,388,059	24,541,616
2.01.01	Payroll and related taxes	493,587	328,443
2.01.02	Trade payables	6,259,680	6,446,999
2.01.03	Tax payables	1,161,575	3,308,614
2.01.04	Borrowings and financing	4,980,561	5,486,859
2.01.05	Other payables	8,434,029	8,904,654
2.01.05.02	Others	8,434,029	8,904,654
2.01.05.02.04	Dividends and interests on shareholder´s equity	454,520	1,206,870
2.01.05.02.05	Advances from customers	1,543,448	2,140,783
2.01.05.02.06	Trade payables – Forfaiting and Drawee risk	5,506,326	4,439,967
2.01.05.02.07	Lease liabilities	168,134	119,047
2.01.05.02.09	Other payables	761,601	997,987
2.01.06	Provisions	58,627	66,047
2.01.06.01	Provision for tax, social security, labor and civil risks	58,627	66,047
2.02	Non-current liabilities	37,459,826	31,463,098
2.02.01	Borrowings and financing	32,198,750	27,020,663
2.02.02	Other payables	2,411,121	1,948,164
2.02.02.02	Others	2,411,121	1,948,164
2.02.02.02.03	Advances from customers	1,081,494	947,896
2.02.02.02.04	Lease liabilities	525,108	492,504
2.02.02.02.05	Derivative financial instruments	90,928	101,822
2.02.02.02.06	Trade payables	40,188	98,625
2.02.02.02.07	Other payables	673,403	307,317
2.02.03	Deferred taxes assets	278,887	503,081
2.02.04	Provisions	2,571,068	1,991,190
2.02.04.01	Provision for tax, social security, labor and civil risks	1,037,622	508,305
2.02.04.02	Other provisions	1,533,446	1,482,885
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	934,381	898,597
2.02.04.02.04	Pension and healthcare plan	599,065	584,288
2.03	Shareholders’ equity	23,790,514	23,374,389
2.03.01	Paid-up capital	10,240,000	10,240,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	9,697,708	10,092,888
2.03.04.01	Legal reserve	1,081,222	1,081,222
2.03.04.02	Statutory reserve	8,616,486	9,948,596
2.03.04.09	Treasury shares	-	(936,930)
2.03.05	Accumulated earnings (losses)	1,537,119	-
2.03.08	Other comprehensive income	(395,032)	(50,610)
2.03.09	Earnings attributable to the non-controlling interests	2,677,999	3,059,391

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Consolidated Financial Statements / Statements of Income (BRL thousand )
Code	Description	Current Quarter 07/01/2022 to 09/30/2022	Year to date 01/01/2022 to 09/30/2022	Same quarter previous year 07/01/2021 to 09/30/2021	YTD previous year 01/01/2021 to 09/30/2021
3.01	Revenues from sale of goods and rendering of services	10,897,049	33,232,837	10,246,173	37,551,074
3.02	Costs from sale of goods and rendering of services	(8,358,934)	(23,206,660)	(5,941,522)	(19,231,398)
3.03	Gross profit	2,538,115	10,026,177	4,304,651	18,319,676
3.04	Operating (expenses)/income	(1,411,195)	(3,572,645)	(625,288)	(354,671)
3.04.01	Selling expenses	(647,943)	(1,595,871)	(603,615)	(1,706,395)
3.04.02	General and administrative expenses	(150,475)	(440,727)	(158,853)	(438,756)
3.04.04	Other operating income	173,285	222,901	8,922	2,705,119
3.04.05	Other operating expenses	(879,423)	(1,925,974)	33,269	(1,078,194)
3.04.06	Equity in results of affiliated companies	93,361	167,026	94,989	163,555
3.05	Income before financial income (expenses) and taxes	1,126,920	6,453,532	3,679,363	17,965,005
3.06	Financial income (expenses)	(318,494)	(2,333,743)	(943,426)	(1,483,984)
3.06.01	Financial income	284,757	(259,219)	(297,930)	1,079,410
3.06.02	Financial expenses	(603,251)	(2,074,524)	(645,496)	(2,563,394)
3.06.02.01	Net exchange differences over financial instruments	479,862	987,446	247,882	(138,476)
3.06.02.02	Financial expenses	(1,083,113)	(3,061,970)	(893,378)	(2,424,918)
3.07	Income before income taxes	808,426	4,119,789	2,735,937	16,481,021
3.08	Income tax and social contribution	(570,794)	(2,148,883)	(1,411,285)	(3,946,396)
3.09	Net income from continued operations	237,632	1,970,906	1,324,652	12,534,625
3.11	Consolidated net income for the year	237,632	1,970,906	1,324,652	12,534,625
3.11.01	Earnings attributable to the controlling interests	133,391	1,537,119	1,149,537	11,355,323
3.11.02	Earnings it attributable to the non-controlling interests	104,241	433,787	175,115	1,179,302
3.99	Earnings per share – (Reais / Share)	-	-	-	-
3.99.01.01	Basic Earnings Common shares	0.10059	1.15804	0.83293	8.22781
3.99.02.01	Diluted Earnings Common shares	0.10059	1.15804	0.83293	8.22781

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Consolidated Financial Statements / Statement of Comprehensive Income
(BRL thousand)

Code	Description	Current Quarter 07/01/2022 to 09/30/2022	Year to date 01/01/2022 to 09/30/2022	Same quarter previous year 07/01/2021 to 09/30/2021	YTD previous year 01/01/2021 to 09/30/2021
4.01	Consolidated net income for the year	237,632	1,970,906	1,324,652	12,534,625
4.02	Other comprehensive income	(304,859)	(647,500)	(966,533)	(183,424)
4.02.01	Actuarial gains over pension plan of subsidiaries, net of taxes	(2)	54	32	87
4.02.04	Cumulative translation adjustments for the year	(128,842)	(714,813)	174,408	(18,060)
4.02.06	Treasury shares acquired by reflex subsidiary	-	-	(180,819)	(180,819)
4.02.10	(Loss)/gain cash flow hedge accounting, net of taxes	(493,872)	(376,400)	(998,799)	(302,649)
4.02.13	Cash flow hedge reclassified to income upon realization, net of taxes	409,102	830,132	65,222	317,472
4.02.15	Cash flow hedge - Platts, reclassified to income upon realization, net of taxes	5,617	(9,809)	(204,435)	18,300
4.02.16	(Loss)/gain cash flow hedge accounting – “Platts”, net taxes, from investments in subsidiaries	(96,862)	(376,664)	177,858	(17,755)
4.03	Consolidated comprehensive income for the year	(67,227)	1,323,406	358,119	12,351,201
4.03.01	Earnings attributable to the controlling interests	(153,088)	967,771	228,122	11,211,161
4.03.02	Earnings it attributable to the non-controlling interests	85,861	355,635	129,997	1,140,040

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Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(BRL thousand)

Code	Description	Year to date 01/01/2022 to 09/30/2022	YTD previous year 01/01/2021 to 09/30/2021
6.01	Net cash from operating activities	2,131,547	13,455,539
6.01.01	Cash from operations	6,203,015	13,144,258
6.01.01.01	Earnings attributable to the controlling interests	1,537,119	11,355,323
6.01.01.02	Earnings attributable to the non-controlling interests	433,787	1,179,302
6.01.01.03	Financial charges in borrowing and financing raised	1,786,561	1,580,062
6.01.01.04	Financial charges in borrowing and financing granted	(111,221)	(36,869)
6.01.01.05	Charges on lease liabilities	51,714	45,172
6.01.01.06	Depreciation, amortization and depletion	2,030,390	1,569,893
6.01.01.07	Equity in results of affiliated companies	(167,026)	(163,555)
6.01.01.08	Deferred taxes assets	584,923	286,915
6.01.01.09	Provision for tax, social security, labor, civil and environmental risks	35,191	(47,479)
6.01.01.10	Monetary and exchange variations, net	(584,096)	670,981
6.01.01.12	Updated shares – Fair value through profit or loss	1,122,058	(185,944)
6.01.01.13	Write-off of property, plant and equipment and Intangible assets	10,780	4,546
6.01.01.14	Accrued/(reversal) for consumption and services	6,030	1,808
6.01.01.15	Provision for environmental liabilities and decommissioning of assets	1,415	76,311
6.01.01.16	Net gains on the sale of the shares of CSN Mineração	-	(2,472,497)
6.01.01.17	Net gains on the sale of the shares of Usiminas	-	(505,844)
6.01.01.18	Receivables by indemnity	(422,254)	-
6.01.01.19	Dividends USIMINAS	(105,763)	(179,215)
6.01.01.20	Others	(6,593)	(34,652)
6.01.02	Changes in assets and liabilities	(4,071,468)	311,281
6.01.02.01	Trade receivables - third parties	(642,845)	1,322,434
6.01.02.02	Trade receivables - related party	61,236	(68,362)
6.01.02.03	Inventory	83,270	(4,734,305)
6.01.02.04	Receivables related parties/dividends	105,758	-
6.01.02.05	Recoverable taxes	195,917	529,495
6.01.02.06	Judicial deposits	(25,763)	(33,531)
6.01.02.07	Trade payables	(729,251)	1,292,726
6.01.02.08	Trade payables – Forfaiting and Drawee risk	1,066,359	2,835,533
6.01.02.09	Payroll and related taxes	138,538	114,411
6.01.02.10	Tax payables	(2,330,376)	1,442,686
6.01.02.11	Payables to related parties	(33,610)	(44,825)
6.01.02.12	Advance from Minerals contracts	(681,373)	(481,431)
6.01.02.13	Advance from electric energy contracts	701,157	-
6.01.02.14	Interest paid	(1,631,139)	(1,702,971)
6.01.02.17	Receipt/Payment of Derivative Operations	96,595	(82,987)
6.01.02.18	Others	(445,941)	(77,592)
6.02	Net cash investment activities	(7,569,026)	1,218,689
6.02.01	Investments Acquisition of Shares	(430,012)	(150,994)
6.02.02	Purchase of property/intangible assets	(2,357,384)	(1,899,832)
6.02.06	Intercompany loans granted	(116,412)	(116,000)
6.02.08	Financial Investments, net of redemption	68,358	1,157,637

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6.02.11	Acquisition of Topázio Energética, Santa Ana and Brasil Central	(466,153)	-
6.02.12	Cash received from acquisition of investments -Topázio and Santa Ana	6,486	-
6.02.13	Acquisition of CSN Cimentos Brasil	(4,770,354)	-
6.02.14	Cash received from acquisition of CSN Cimentos Brasil	496,445	-
6.02.15	Net cash received from sale of CSN Mineração's shares	-	3,164,612
6.02.16	Cash on Elizabeth´s consolidation	-	54,768
6.02.17	Escrow deposit for the acquisition of CSN Cimentos Brasil	-	(263,750)
6.02.18	Price paid in investiments of Elizabeth´s	-	(727,752)
6.03	Net cash used in financing activities	3,079,058	(9,356,140)
6.03.01	Borrowings and financing raised	13,371,615	8,307,523
6.03.02	Transaction cost - Borrowings and financings	(297,813)	(159,795)
6.03.04	Amortization of borrowings and financing	(8,211,226)	(15,334,408)
6.03.06	Amortization of leases	(106,934)	(81,696)
6.03.07	Dividends and interest on shareholder’s equity	(1,266,016)	(3,290,487)
6.03.10	Issuance of new CSN Mineração's shares	-	1,347,862
6.03.11	Share repurchase	(410,568)	(145,139)
6.04	Exchange rate on translating cash and cash equivalents	31,314	(7,569)
6.05	Increase (decrease) in cash and cash equivalents	(2,327,107)	5,310,519
6.05.01	Cash and equivalents at the beginning of the year	16,646,480	9,944,586
6.05.02	Cash and equivalents at the end of the year	14,319,373	15,255,105

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2022 to 09/30/2022
(BRL thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998	3,059,391	23,374,389
5.04	Capital transaction with shareholders	-	-	(395,180)	-	224,926	(170,254)	(737,027)	(907,281)
5.04.04	Treasury shares acquired	-	(395,180)	-	-	-	(395,180)	(1,638)	(396,818)
5.04.07	Interest on equity	-	-	-	-	-	-	(510,463)	(510,463)
5.04.08	Reclassifications of treasury shares	-	(936,930)	936,930	-	-	-	-	-
5.04.09	Treasury shares canceled	-	1,332,110	(1,332,110)	-	-	-	-	-
5.04.10	(Loss)/gain on the percentage change in investments	-	-	-	-	224,926	224,926	(224,926)	-
5.05	Total comprehensive income	-	-	-	1,537,119	(569,348)	967,771	355,635	1,323,406
5.05.01	Net income for the year	-	-	-	1,537,119	-	1,537,119	433,787	1,970,906
5.05.02	Other comprehensive income	-	-	-	-	(569,348)	(569,348)	(78,152)	(647,500)
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	(714,813)	(714,813)	-	(714,813)
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	68	68	(14)	54
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	145,397	145,397	(78,138)	67,259
5.07	Closing balance	10,240,000	32,720	9,697,708	1,537,119	(395,032)	21,112,515	2,677,999	23,790,514

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Quarterly Financial Information – September 30, 2022 – CIA SIDERURGICA NACIONAL	Version: 1

Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2021 to 09/30/2021
(BRL thousand)
Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451	1,338,054	11,251,505
5.03	Adjusted opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451	1,338,054	11,251,505
5.04	Capital transaction with shareholders	-	-	-	(1,750,000)	820,203	(929,797)	629,186	(300,611)
5.04.01	Capital increase proposed	-	-	-	-	-	-	294,900	294,900
5.04.06	Dividends	-	-	-	(1,750,000)	-	(1,750,000)	(598,156)	(2,348,156)
5.04.08	Net gain of transaction primary and secondary distribution shares of CSN Mineração	-	-	-	-	829,486	829,486	923,159	1,752,645
5.04.09	(Loss)/gain on the percentage change in investments	-	-	-	-	(9,283)	(9,283)	9,283	-
5.05	Total comprehensive income	-	-	-	11,355,323	(144,162)	11,211,161	1,140,040	12,351,201
5.05.01	Net income for the year	-	-	-	11,355,323	-	11,355,323	1,179,302	12,534,625
5.05.02	Other comprehensive income	-	-	-	-	(144,162)	(144,162)	(39,262)	(183,424)
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	(18,060)	(18,060)	-	(18,060)
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	77	77	10	87
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	15,300	15,300	68	15,368
5.05.02.08	Treasury shares acquired by reflex subsidiary	-	-	-	-	(141,479)	(141,479)	(39,340)	(180,819)
5.07	Closing balance	6,040,000	32,720	5,824,350	9,605,323	(1,307,578)	20,194,815	3,107,280	23,302,095

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Consolidated Financial Statements / Statements of Value Added
(BRL thousand)
Code	Description	Year to date 01/01/2022 to 09/30/2022	YTD previous year 01/01/2021 to 09/30/2021
7.01	Revenues	38,199,932	45,957,315
7.01.01	Sales of products and rendering of services	38,011,569	42,624,813
7.01.02	Other revenues	184,418	3,331,827
7.01.04	Allowance for (reversal of) doubtful debts	3,945	675
7.02	Raw materials acquired from third parties	(25,961,868)	(23,063,989)
7.02.01	Cost of sales and services	(22,581,581)	(19,507,744)
7.02.02	Materials, electric power, outsourcing and other	(3,233,884)	(3,423,080)
7.02.03	Impairment/recovery of assets	(146,403)	(133,165)
7.03	Gross value added	12,238,064	22,893,326
7.04	Retentions	(2,024,965)	(1,565,822)
7.04.01	Depreciation, amortization and depletion	(2,024,965)	(1,565,822)
7.05	Value added created	10,213,099	21,327,504
7.06	Value added received	3,145,643	1,889,836
7.06.01	Equity in results of affiliated companies	167,026	163,555
7.06.02	Financial income	834,862	1,079,410
7.06.03	Others	2,143,755	646,871
7.07	Value added for distribution	13,358,742	23,217,340
7.08	Value added distributed	13,358,742	23,217,340
7.08.01	Personnel	2,017,649	1,747,915
7.08.01.01	Salaries and wages	1,602,603	1,348,782
7.08.01.02	Benefits	329,038	331,682
7.08.01.03	Severance payment (FGTS)	86,008	67,451
7.08.02	Taxes, fees and contributions	4,054,848	5,716,728
7.08.02.01	Federal	3,350,011	4,881,018
7.08.02.02	State	665,960	803,428
7.08.02.03	Municipal	38,877	32,282
7.08.03	Remuneration on third-party capital	5,315,339	3,218,072
7.08.03.01	Interest	1,891,596	1,608,643
7.08.03.02	Rental	2,979	7,809
7.08.03.03	Others	3,420,764	1,601,620
7.08.03.03.01	Other and exchange losses	3,420,764	1,601,620
7.08.04	Remuneration on Shareholders' capital	1,970,906	12,534,625
7.08.04.02	Dividends	-	1,750,000
7.08.04.03	Retained earnings (accumulated losses)	1,537,119	9,605,323
7.08.04.04	Non-controlling interests in retained earnings	433,787	1,179,302

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3Q22 FINANCIAL RESULTS

October 31, 2022

Companhia Siderúrgica Nacional

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São Paulo, October 31, 2022 - Companhia Siderúrgica Nacional ("CSN") (B3: CSNA3) (NYSE: SID) discloses its third quarter of 2022 (3Q22) financial results in Brazilian Reais, with all financial statements consolidated in accordance with accounting practices adopted in Brazil issued by the Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities and Exchange Commission ("CVM") and the Federal Accounting Council ("CFC") and in accordance with international financial reporting standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

The comments address the Company's consolidated results in the third quarter of 2022 (3Q22) and the comparisons are in relation to the third quarter of 2021 (3Q21) and the second quarter of 2022 (2Q22). The price of the dollar was BRL 5.44 on 09/30/2021; BRL 5.24 on 06/30/2022 and BRL 5.41 on 09/30/2022.

Operational and financial highlights of 3Q22

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Consolidated Table - Highlights

¹ Adjusted EBITDA is calculated from net income (loss), plus depreciation and amortization, taxes on income, net financial result, income from investment participation, income from other operating income/expenses and includes a proportional participation of 37.27% of the EBITDA of the joint subsidiary MRS Logística.

² Adjusted Ebitda Margin is calculated from Adjusted Ebitda divided by Management Net Revenue.

³ Adjusted Net Debt and Adjusted Cash/Availability consider 37.27% of MRS, in addition to not considering Forfaiting and Cashed Risk transactions.

Consolidated Results

•	Net revenue totaled BRL 10,897 million on 3Q22, which represents a 3.1% increase when compared to 2Q22. This result reflects the increased commercial activity and increased sales volume of the Company's main segments, but partially offset by lower prices of iron ore and steel products.

•	The cost of goods sold (COGS) totaled BRL 8,359 million in 3Q22, an increase of 10.5% compared to 2Q22, as a result of the continued high prices of some raw materials such as coke oven coal, in addition to higher costs with reducers in steel operations and greater mine movement.

•	The higher cost pressure negatively impacted the gross margin that attained 23.3% in 3Q22 and was 5.2 p.p. lower than that recorded in 2Q22. This performance mainly reflects the dynamics of the provisional prices in mining and the temporary impact of rising raw material costs, an effect that is already starting to decrease in 4Q22.

•	Sales, general and administrative expenses totaled for BRL 798 million in 3Q22, 22.6% higher than in the previous quarter, as a consequence of the increase in commercial activity through all segments in the period, but partially offset by lower prices with freight on the C3 route.

•	The group of other operating income and expenses was negative in BRL 707 million in 3Q22, mainly as a result of the cash flow hedge accounting operations that totaled BRL 418 million in the period.

•	The financial result was negative in BRL 318 million in 3Q22, which represents a 64.3% decline compared to the previous quarter, as a consequence of the normalization of financial expenses after a quarter with minimal changes in the value of Usiminas shares.

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•	The equity result was positive at BRL 94 million in 3Q22, a performance 74% higher than in the last quarter, as a consequence of the operational improvement in MRS results.

•	In 3Q22, the Company's Net Income was BRL 238 million, 35.5% lower than in the last quarter, highlighting the lower operating performance in the period due to the decline in international prices, which ended up compensating for the lower financial expenses presented in the quarter.

Adjusted EBITDA

* The Company discloses its adjusted EBITDA excluding participation in investments and other operating income (expenses), understanding that it should not be considered in the calculation of recurring Operational Cash generation.

•	In 3Q22, Adjusted EBITDA was BRL 2,714 million, with an Adjusted EBITDA Margin of 23.9%, 5.7 p.p. below that recorded last quarter. This reduction in profitability is a direct consequence of the cost pressure in the steel industry and the impact of iron ore and steel prices on international markets, which ended up compensating for the higher commercial activity recorded in the quarter. However, it is also important to highlight the temporary effect of this pressure since it is already possible to check an accommodation of costs and prices for the result at the end of the year. In addition, it is also worth noting the impact of the incorporation of LafargeHolcim in the cement segment, whose EBITDA increased by 58.4% in 3Q22, even considering only one month of operational result.

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Adjusted EBITDA (BRL MM) and Adjusted EBITDA Margin¹ (%)

¹ Adjusted EBITDA Margin is calculated from the division between Adjusted EBITDA and Adjusted Net Revenue, which considers 100% of the stakes in CSN Mineração's consolidation and 37.27% in MRS.

Adjusted Cash Flow¹

Adjusted Cash Flow in 3Q22 reached BRL 3,168 million, an increase of BRL 2,338 million compared to the previous quarter due to the combination of (i) efficient working capital management, (ii) seasonality in the payment of taxes, and (iii) lower impact of financial expenses. With this, the Company was able to mitigate the lowest operating results, presenting a reduction in accounts receivable and longer term with suppliers.

Adjusted Cash Flow¹ on 3Q22 (BRL MM)

¹ The concept of adjusted cash flow is calculated from adjusted Ebitda, subtracting Ebitda from Jointly Controlled Companies, CAPEX, IT, Financial Results and Changes in Assets and Liabilities², excluding the effect of the Glencore advance.

² Adjusted Working Capital is composed by the change in Net Working Capital, plus the change in accounts of long-term assets and liabilities and disregarding the net change in IT and SC.

Debt

As of 09/30/2022, consolidated net debt reached BRL 24,300 million, with the leverage indicator measured by the Net Debt/EBITDA ratio reaching 1.69x. This leverage increase is a consequence of the disbursement made in the period, with the payment for the acquisition of LafargeHolcim, in addition to the CSN Mineração’s 2nd Debentures Issuance. However, despite this greater need for financial disbursements, CSN maintained its policy of carrying a large amount of cash, which in this quarter reached approximately BRL 15.7 billion.

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Debt (BRL Billion) and

Net Debt /Adjusted EBITDA (x)

¹ Net Debt / EBITDA: To calculate the debt, please consider the final dollar of each period and for net debt and EBITDA the average dollar of the period.

The Company remains very active in its goal of extending its debt amortization period, focusing on long-term operations and the local capital market. Among the main projects of 3Q22, the second issuance of CMIN’s Infrastructure debentures in the amount of BRL 1.4 billion, as well as operations to support the acquisition of LafargeHolcim's Brazilian assets, stand out. In addition, the Company has just completed its 12th issuance of institutional debentures, which will impact the 4Q22 result and focuses precisely on the extension of the average debt term.

Amortization Schedule (BRL Billion)

¹ IFRS: does not consider participation in MRS (37.27%).

² Gross Debt/Management Net considers participation in MRS (37.27%) and gross interest.

3 Medium term after completion of the Liability Management Plan.

Foreign Exchange Exposure

The accumulated net foreign exchange exposure in the consolidated balance sheet of 3Q22 was US$ 217 million, as shown in the table below, in line with the Company's policy of minimizing the impacts of exchange rate volatility on the result. The Hedge Accounting adopted by CSN correlates the projected dollar exports flow with future debt maturities in the same currency. Thus, the exchange variation of the dollar debt is temporarily recorded in the equity, being brought to the result when the dollar revenues from said exports occur.

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Investments

A total of BRL 839 million was invested in 3Q22, a stable performance compared to the previous quarter with the increase in investments in cement offsetting the delayed delivery of orders for expansion projects in the mining segment, which should present a higher concentration at the beginning of 2023.

Net Working Capital

Net Working Capital applied to the business totaled BRL 1,343 million in 3Q22, a 69% decrease when compared to 2Q22 as a result of the increase in the line of suppliers, due to the mix of purchases and longer negotiated terms, in addition to the drop in inventories.

The calculation of the Net Working Capital applied to the business does not take Glencore's advances, as shown in the following table:

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| | 3Q22 | 2Q22 | 3Q22 x 2Q22 | 3Q21 | 3Q22 x 3Q21 |
|---|---|---|---|---|---|
| **Assets** | **15,242** | **15,071** | **1%** | **15,016** | **2%** |
| **Accounts Recivable** | **2,733** | **2,744** | **0%** | **3,242** | **-16%** |
| **Inventory [3]** | **10,429** | **10,564** | **-1%** | **10,441** | **0%** |
| **Taxes to Recover** | **1,365** | **1,278** | **7%** | **865** | **58%** |
| Antecipated Expenses | 497 | 288 | 73% | 297 | 67% |
| Other Assets NWC [1] | 218 | 197 | 11% | 171 | 27% |
| **Liabilities** | **13,899** | **10,770** | **29%** | **14,229** | **-2%** |
| **Suppliers** | **11,667** | **9,751** | **20%** | **10,193** | **14%** |
| **Payroll and Related taxes** | **680** | **538** | **26%** | **607** | **12%** |
| **Taxes Payable** | **739** | **1** | **73800%** | **649** | **14%** |
| Advances from Clients | 385 | 200 | 93% | 1,928 | -80% |
| **Other Liabilities [2]** | **428** | **280** | **53%** | **852** | **-50%** |
| **Net Working Capital** | **1,343** | **4,301** | **-69%** | **787** | **71%** |

| Operational Indicators | 3Q22 | 2Q22 | 3Q22 x 2Q22 | 3Q21 | 3Q22 x 3Q21 |
|---|---|---|---|---|---|
| Turnover ratio (days) Recivable | 19 | 20 | -1 | 24 | -5 |
| Turnover ratio (days) Inventory | 102 | 117 | -15 | 141 | -39 |
| Turnover ratio (days) Suppliers | 132 | 113 | 19 | 138 | -6 |
| **Financial Cycle** | **-11** | **24** | **-35** | **27** | **-38** |

¹ Other CCL Assets: Considers employees advances and other accounts receivable.

² Other CCL Liabilities: Considers other accounts payable, dividends payable, installment taxes and other provisions.

³ Inventories: Does not consider the effect of the provision for inventory losses. For the calculation of the SME, warehouse balances are not considered.

Closing of LafargeHolcim

On September 6, 2022, the Company completed the acquisition of 100% of the shares issued by LafargeHolcim Brasil and officially became the second largest cement producer in the Brazilian market, with an installed capacity of 16.3 Mton year, 172% higher than 2021. With the conclusion of this operation, the cement segment had one month of LafargeHolcim’s results in its 3Q22 numbers.

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Results by Business Segments

STEEL	MINING	LOGISTICS	ENERGY	CEMENT

Usina Presidente Vargas Porto Real Paraná Lusosider Prada (Distribuição e Embalagens) Aços Longos (UPV) SWT LLC Metalgráfica	Casa de Pedra Tecar Engenho Pires Fernandinho ERSA Quebra-Queixo	Railway: MRS e FTL Port: Sepetiba Tecon	CSN Energia Itasa	Volta Redonda Arcos Alhandra PCH Sacre PCH Santa Ana CSN Cimentos Brasil

Net Revenue by Segment - 3Q22 (BRL million-before eliminations)

Steel
Mining
Logistics
Energy
Cement
70.6%
23.2%
6.6%
0.4%
7.1%
7,627 7,706 7,698
2,804 2,608 2,527
578 669 722
66 47 48
387 475 778
3Q21 2Q22 3Q22

Adjusted EBITDA by Segment - 3Q22 (BRL million-before eliminations)

Steel
Mining
Logistics
Energy
Cement
46.1%
33.8%
12.6%
-0.4%
9.5%
2,854 1,905 1,251
1,043 931 916
279 322 343
24 (6) (10)
143 163 257
3Q21 2Q22 3Q22

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Result 3Q22 (BRL million)	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	7,698	2,527	69	653	48	778	(875)	10,897
Domestic Market	5,655	437,50	69	653	48	778	(1,091)	6,549
Foreign Market	2,044	2,089					215	4,348
COGS	(6,426)	(1,800)	(54)	(397)	(53)	(501)	873	(8,359)
Gross profit	1,272	727	14	256	(5)	276	(3)	2,538
DGA/DVE	(334)	(63,49)	(7)	(37)	(10)	(100)	(248)	(798)
Depreciation	313	253	9	108	4	82	(78)	689
Proportional EBITDA of joint contr.	-		-	-	-	-	285	285
Adjusted EBITDA	1,251	916	16	327	(10)	257	(44)	2,714

Result 2Q22 (BRL million)	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	7,706	2,608	77	592	47	475	(940)	10,566
Domestic Market	5,248	411,20	77	592	47	475	(1,032)	5,819
Foreign Market	2,458	2,196	-	-	-	-	93	4,747
COGS	(5,789)	(1,832)	(53)	(386)	(49)	(301)	849	(7,560)
Gross profit	1,917	776	24	206	(2)	174	(90)	3,005
DGA/DVE	(313)	(87,03)	(8)	(34)	(8)	(69)	(132)	(651)
Depreciation	301	242	8	126	4	57	(95)	643
Proportional EBITDA of joint contr.	-		-	-	-	-	265	265
Adjusted EBITDA	1,905	931	24	298	(6)	163	(52)	3,263

Result 3Q21 (BRL million)	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	7,627	2,804	70	508	66	387	(1,216)	10,246
Domestic Market	5,508	970,76	70	508	66	387	(1,491)	6,020
Foreign Market	2,118	1,833	-	-	-	-	275	4,226
COGS	(4,736)	(1,883)	(53)	(325)	(38)	(229)	1,322	(5,942)
Gross profit	2,891	920	17	183	29	159	106	4,305
DGVA	(302)	(69,74)	(7)	(34)	(9)	(61)	(281)	(762)
Depreciation	265	193	9	111	4	45	(94)	533
Proportional EBITDA of joint contr.	-		-	-	-	-	220	220
Adjusted EBITDA	2,854	1,043	19	260	24	143	(49)	4,295

Steel Result

According to the World Steel Association (WSA), global crude steel production totaled 450.0 million tons (Mt) on 3Q22, representing a drop of 2.5% compared to the same period in 2021, also reflecting the effects of the conflict between Russia and Ukraine and its direct developments for the lowest volume of production in European countries. China produced 56.1% of the global volume (252.3 Mt), which corresponds to an increase of 3.1 p.p. in relation to the same period of 2021, mainly as a result of the September performance where it was possible to verify a seasonal return of demand and low inventories, in addition to the lower production observed in Europe. In the accumulated year-to-date, however, there is a 3.7% drop in the volume produced in China, reflecting the direct impact of production interruptions due to the Covid Zero Policy, in addition to the lower dynamism of the real estate market, which reduced the consumption of steel in China throughout 2022. Despite this situation, the Chinese government has sought to increase investment in infrastructure through economic stimulus that should keep demand at a satisfactory level by the end of this year. On the other hand, Brazil accrued a YTD production of 25.9 Mt, which corresponds to an annual reduction of 5.3%, as a result of the cost pressures faced by the industry, and a more difficult comparison basis due to the strong volumes seen last year.

Steel Production (thousand tons)

Regarding to CSN, plate production on 3Q22 totaled 1,027 Kton, a performance 15.4% higher than in the previous quarter. In turn, the production of flat laminates, our main market, reached 911 Kton, an increase of 18.7% compared to 2Q22, due to the normalization of the production process since the previous quarter was impacted by planned maintenances.

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Sales Volume (Kton) - Steel

Total sales reached 1,160 Kton on the third quarter of 2022, a volume 18.2% higher than in the same period of last year. When analyzing the behavior in the different markets, it is perceived that domestic sales were the main responsible for this growth by adding 859 thousand tons of steel products, an increase of 18.7% compared to 2Q22, as a result of a very resilient demand and more competitive prices. In the foreign market, 3Q22 sales totaled 301 thousand tons and were 12% lower than those realized in 2Q22, as a consequence of a weaker sales volume verified in Europe, affecting the results of SWT and Lusosider. In the quarter, 22 Kton were exported directly and 279 Kton were sold by subsidiaries abroad, 62 Kton by LLC, 159 Kton by SWT and 58 Kton by Lusosider.

In relation to the total sales volume in 3Q22 compared to the previous quarter, the construction (+49%), distribution (+37%) and automotive (+9.5%) segments were the main positive highlights of the period and ended up compensating for the still uncertain period lived by the home appliances sector and industry, mainly in the State of São Paulo.

According to ANFAVEA (National Association of Motor Vehicle Manufacturers), the third quarter production registered 665,000 units, an increase of 12% compared to the last quarter and 32% compared to the same period of the previous year. The Association also projects a year growth of 4.1% in 2022, with a production of 2,340,000 vehicles’ units, which shows that the segment has already begun to overcome the difficulties faced in the last 2 years.

According to the Brazil Steel Institute (IABr) data, crude steel production in the third quarter was 8.407 Mton, a performance 10.6% lower than in the same period last year. Apparent Consumption was 5.9 Mton, a 10.1% retraction compared to 3Q21. In turn, the Steel Industry Confidence Indicator (ICIA) for September was 53.4 points, an increase of 8.0 p.p. compared to June and above the 50-point break line, indicating greater confidence for the next six months in the local market.

According to IBGE data, the production of home appliances (white line) for the months of July and August recorded a decline of 18.6% compared to the same period of last year. For this year, the white line market is expected to have a weaker performance after the strong sales volume seen in the sector in 2020 and 2021.

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•	Net revenue in Steel reached BRL 7,698 million in 3Q22, a stable performance compared to the previous quarter. As previously commented, the intense increase in commercial activity ended up being offset by the reduction in domestic price, generating this marginally lower revenue. In the sense, the average price of 3Q22 in the domestic market was 9% lower than that of 2Q22, a performance that accompanies the weaker dynamics of international prices. In turn, the price of the foreign market was 5.5% lower compared to last quarter, a performance driven by the economic slowdown in Europe.

•	The plate cost in 3Q22 reached BRL 4,133/t, representing a 6% decline compared to the previous quarter as a result of the higher dilution of fixed costs due to the higher production volume, despite the 7% increase in raw material costs and overall manufacturing costs (mainly natural gas).

•	The steel’s Adjusted EBITDA reached BRL 1,251 million in 3Q22 and was 34.3% lower than in 2Q22, with an EBITDA Margin of 16.3% (-8.5 p.p.). Despite the lower profitability and the higher cost pressure in production, the Company was able to sustain its margins at a very reasonable level and with a tendency to recover at the end of the year, as it is already possible to see a drop in the costs of the main raw materials.

Adjusted EBITDA and Steel Margin (BRL MM and %)

Mining Result

In 3Q22, concerns about the Chinese market and the sustainability of growth continued to dictate the pace of iron ore prices in the international market. The quarter in China was still marked by heat waves that led to a water crisis and increased the cost of energy. In addition, the continuous stoppages resulting from Covid Zero policy and the continuing crisis in the real estate market were other components that increased instability and mitigated the government's efforts to bring, through incentive packages and credit concessions, greater economic dynamism. In addition, the quarter was also marked by the ongoing conflict between Russia and Ukraine, by the maintenance of inflationary pressures and by the increase in interest rates that jointly helped to increase concerns about the global demand for iron ore. In the midst of this context, the price of iron ore underwent a greater adjustment at the beginning of the quarter, ending 3Q22 with an average of US$ 103.31/dmt (Platts, Fe62%, N. China), 25.1% lower than the 2Q22 (US$ 137.9/dmt), and 36.6% below 3Q21 (US$ 162.94/dmt).

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In relation to sea freight, the BCI-C3 Route (Tubarão-Qingdao) presented an average of US$ 24.03/wmt in 3Q22, which represents a significant contraction of 21% in relation to the cost of the previous quarter, as a reflection of the normalization and better logistics organization of the transoceanic market, in addition to the lower pressure on fuel costs.

•	Iron ore production totaled 9,625 thousand tons in 3Q22, representing an increase of 16% compared to 2Q22, as a result of the increase in the performance of projects integrated to the Central Plant and lower rainfall volume that allowed an improvement in production and efficiency in the Company's mines.

•	Sales volume reached 9,095 thousand tons in the 3Q22, a performance 20.1% higher than the previous quarter as a consequence of the higher volume produced and the drier period observed throughout the quarter, enabling an increase in port shipments. To contextualize this performance, the sales volume to the foreign market was 19% higher than in the previous quarter.

•	Net revenue totaled BRL 2,527 million in 3Q22 and was 3.1% lower than in the last quarter, as a result of a lower price realization that ended up offsetting the higher sales volume presented in the period. Unitary net revenue was US$ 53.23 per wet ton, a 25.8% decline against 2Q22, a performance that reflects not only the lower price of the benchmark index, but also the impact of the provisioned prices realization in the previous quarters given the high volatility presented in the period. These factors were partially offset by a better product mix with a higher share of own production in relation to third-party purchases, quality improvement and reduction in freight costs during the quarter.

•	In turn, the cost of products sold from mining totaled BRL 1,800 million in 3Q22, a 1.7% decline compared to the previous quarter, as a result of lower rail and port transport costs, in addition to the reduction in demurrage. On the other hand, C1 Cost reached US$ 19.4/t in 3Q22, and was 20% lower when compared to 2Q22, reflecting not only the lower logistics costs, but also the greater dilution of fixed costs due to the increase in the volume produced.

•	Adjusted EBITDA reached BRL 916 million in 3Q22, with a quarterly EBITDA Margin of 36.3% or 0.5 p.p. lower than that recorded in 2Q22. This stability in the EBITDA Margin is a direct result of exogenous factors and high volatility in the price of iron ore throughout the year. On the other hand, when observing the decline in the cost of production and freight, there is a more optimistic outlook regarding the increase in profitability for the coming quarters.

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Cement Result

Throughout 3Q22, the cement segment maintained the strong dynamism presented in the previous quarter, packed by consumption-friendly movements, with the increase in Brazil aid, GDP growth and the decrease in inflationary impact. This combination of factors eventually offset higher interest rates and the slow recovery in wages, which make credit and new loans more difficult. According to the National Cement Industry Union (SNIC), cement sales reached 16.97 Mton in 3Q22, 6.7% higher than the previous quarter, but still 3.0% below the same period in 2021. In this context, the real estate market remains an important demand driver, but the segment has also seen a significant increase in sales directed to infrastructure projects. To corroborate this favorable environment, the Industrial Entrepreneur Confidence Index (ICEI), measured by the Brazilian Chamber of the Construction Industry (CBIC), presented values above 50 in all indicators, reaching 60.2 in October.

Regarding to CSN Cimentos, on September 6 the Company completed the acquisition process of LafargeHolcim, now called CSN Cimentos Brasil S.A., consolidating one month of the operating and financial results in the segment performance. Sales on 3Q22 totaled 1,890 Kton, a result 50% higher than the previous quarter, reflecting (i) the incorporation of part of Lafarge's sales in the quarter, and (ii) a positive performance in the other cement operations of the Company which also managed to overcome the strong dynamism observed in the previous quarter.

Sales Volume – Cements (thousand tones)

* LafargeHolcim's operations were integrated in September 2022.

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•	Net Revenue reached an all-time high of BRL 778 million in 3Q22, a performance 63.7% higher than last quarter, driven by the solid operating performance observed in the quarter, with increases in production, sales and prices applied in the period, in addition to the incorporation of LafargeHolcim's results.

•	In turn, unitary costs also rose in the quarter, as a result of the increase in the cost of imported coke and distribution freight, which is a result of the global increase in fuel costs.

•	Even so, Adjusted EBITDA in the segment increased 58.4% compared to the previous quarter, reaching BRL 257 million in 3Q22 and with an Adjusted EBITDA Margin of 33.1%, or 1.1 p.p. lower than that seen in 2Q22. This small loss of profitability, even considering cost pressures and integration expenses, reinforces the excellent moment CSN’s cement operation goes through, in addition to highlighting the strong operational improvement that LafargeHolcim's assets have shown since the acquisition was approved.

Logistics Result

Rail Logistics: In 3Q22, net revenue reached BRL 653 million, with an Adjusted EBITDA of BRL 327 million and an Adjusted EBITDA Margin of 50%. Comparing to 2Q22, net revenue increased 10.3% due to the increased volume and prices of goods transported. In the same comparison line, Adjusted EBITDA was 9.8% higher.

Port Logistics: In 3Q22, 431,000 tons of steel products were shipped by Sepetiba Tecon, in addition to 12,000 containers, 32,000 tons of general cargo and 52,000 tons of bulk. Compared to the previous quarter, the Company had a change in its shipment mix, giving more relevance to the overall cargo volume, with a quarterly increase of 672%, against a 76% reduction in the bulk volume. In addition to this variation, the volume of steel products increased by 40% in the period. As a result, the net revenue of the port segment was 11.3% lower than in the last quarter, reaching BRL 69 million in 3Q22 and also impacting the Adjusted EBITDA for the period, which had a margin decrease of 7.8 p.p.

Energy Result

In 3Q22, the energy volume traded generated a net revenue of BRL 48 million, with a negative Adjusted EBITDA of BRL 10 million. Compared to the second quarter of 2022, the net revenue was practically stable, even with lower prices, while there was a small increase in the production cost, generating this negative EBITDA in the quarter.

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ESG - Environmental, Social & Governance

ESG COMMITMENTS - CSN GROUP

AXIS	ESG Goals
Natural Capital	Climate Change
✓ Reduction of 10% of CO2 emissions per ton of crude steel by 2035, WSA (World Steel Association) methodology compared to 2018.
✓ Reduction of 20% of CO2 emissions per ton of crude steel by 2035, WSA (World Steel Association) methodology compared to 2018.
✓ Reduction of 28% of CO2 per ton of cement emissions by 2030, reaching 375 kgCO2e/t cement, CSI (Cement Sustainability Initiative) methodology. Equivalent to the target set in the CSI roadmap for the sector in 2050, base year 2020.
✓ Reduction of 30% in CO2 emissions aper ton of ore produced by 2035 (scopes 1 and 2), base year 2019.
✓ Net Zero by 2044 in the emissions of scopes 1 and 2 of CSN Mineração.
Atmospheric Emissions
✓ Reduction of 40% of particulate matter emissions per ton of crude steel produced at UPV by 2030, base year 2019.
Efficiency in Water Use and Effluent Management
✓ Reduce new water consumption for iron ore production by at least 10% per ton of ore produced by 2030 compared to the base year 2018.
Intellectual Capital	Innovation
✓ Between 2020 and 2022, develop two new products/services on the ESG theme.
✓ By 2022, we will conduct six weeks of training in innovation, ESG and Venture Capital in the CSN Group units in relation to 2020.
Governance, Ethics and Compliance
✓ Continuously increase our Compliance Index with the best governance practices provided for in CVM Resolution No. 80/2022 (considered "Practice" and "Partial practice").
Human and Social Capital	Social Responsibility
✓ By 2022, increase by 39% the care of children and adolescents by the Project Garoto Cidadão, by the CSN Foundation, in relation to 2020.
Health and safety at work
✓ Continuously achieve the zero-fatality rate throughout the CSN Group (own and third parties).
✓ Reduce by 30% the frequency rate of accidents (CAF+SAF – own and third parties) by 2030 in the CSN Group compared to 2020 (factor of 1 million HHT).
✓ Reduce by 30% the number of days of sick leave by accident with own employees by 2030 compared to 2021.
Dam Management and Mischaracterization
✓ Perform the complete mischaracterization of the dams built upstream of CSN Mineração by 2030.
Diversity and Inclusion
✓ Achieve 28% female representation in the CSN Group by 2025 compared to 2020.

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ESG PERFORMANCE - CSN GROUP

In the third quarter of 2022, CSN maintains its reporting model aligned with relevance and materiality for the Company and its stakeholders, in order to offer greater transparency and access to the main results and ESG indicators, also enabling its monitoring in an agile and effective manner.

Quantitative indicators are presented in comparison with the period that best represents the metric monitoring. Thus, some are compared with the same quarter of the previous year, and others with the average of the previous period, ensuring a comparison based on seasonality and periodicity.

More detailed historical data on CSN's performance and initiatives can be verified in the 2021 Integrated Report, available in the Company's website. The 2021 Integrated Report follows internationally recognized guidelines and frameworks, such as GRI, IIRC, SASB and TCFD, and are presented with due correlation with the Sustainable Development Goals (SDGs) and Principles of the UN Global Compact. The assurance of ESG indicators occurs annually for the closing of the Integrated Report, so the information contained in the quarterly releases is subject to adjustments arising from this process.

It is also possible to monitor CSN's ESG performance in an agile and transparent manner, on our website, through the following e-mail address: esg.csn.com.br

ESG RATINGS

In the third quarter of 2022, the Company received for the 8th consecutive year the GOLD SEAL of the GHG Protocol, which granted the CSN Group the highest level of qualification of its greenhouse gas emission inventories. Also in this period, CSN improved its performance in the Global S&P Rating to 55 points, when the global average of the sector is 21 points. Additionally, it maintained its performance in the MSCI and Mood's ESG - V.E. and TPI (Transition Pathway Initiative) ratings, global initiatives that assess the maturity of companies in relation to ESG themes.

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PERFORMANCE OF THE MAIN ESG TARGETS

	Indicators	Unit	Base Year Indicator	Accrued 2022	Status	Goal	Target
Environmental	Steel Emission Intensity (WSA)¹	tCO2and/t raw steel	2.10 (Base year 2018)	2.00		1.68	2035
	Intensity of Emission Cements (CSI)²	kgCO2and/t cement	519 (Base year2020)	480		374	2030
	Mining Emission Intensity (GHG)3 and 4	kgCO2and ore /t	5.77 (Base year 2019)	7.55		4.04	2035
Social	Frequency Rate[5]	CAF+SAF	2.46 (Base year 2020)	2.02		1.72	2030
Governance	Diversity (women in the functional framework)%		14% (Base year2020)	18.4%		28%	2025

¹ Considers the scope 1+2 emissions and production of the UPV and SWT units.

³ The base year and the target were adjusted because Alhandra came to be considered in the data management of CSN Cimentos.

² Considers the emissions of scopes 1 and 2 divided per ton of iron ore produced at CSN Mineração, according to the methodology of the Brazilian GHG Protocol Program.

4 Considers emissions only from CSN Mining Scope 1 mobile combustion category. They represent 95% of CSN Mineração's Scope 1 emissions, noting that scope 2 emission is zero due to electricity consumption coming from 100% renewable sources. The data reported in the Company's Integrated Report 2021 considers the total emissions of csn mining, scope 1 and 2. The emission intensity was reported 6.58 kgCO2e/ton of ore produced.

5 Rate considers (CAF+SAF - own and third/1 million hours worked).

CLIMATE CHANGE

CSN initiated a study of climate scenarios and review of risk and opportunity management processes. The construction of the scenarios was based on the best market practices using as a basis the reports of the IPCC (2021) and the International Energy Agency, which will enable a more practical decision-making on the issues related to climate change. In September of this year, communication with the Company's senior leadership was reinforced, with periodic monitoring of emission reduction targets and the progress of decarbonization projects.

ENVIRONMENTAL MANAGEMENT

Energy

Sustainability with the purchase of CEEE-G

The acquisition of CEEE-G, completed in October of this year, is in line with CSN's strategy of strengthening its operations in the Energy segment, and also aims to support and strengthen the expansion strategy of its business and its subsidiaries, through investments in renewable energy, through self-sufficiency in electricity, for greater competitiveness of its business. Investment in renewable energy is a fundamental pillar in the Company's sustainability strategy and an important step in the decarbonization journey of its operations.

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NATURAL CAPITAL - ENVIRONMENTAL INDICATORS

Air quality CSN¹	Unit	9M21	9M22	Δ%
NOX Emission	t	4,439	3,829	-14%
SOX issue	t	2,278	2,103	-8%
MP issue	t	2,566	2,734	7%

¹ Considers all steel units and cement units in Brazil.

Water Management²	Unit	9M21	9M22	Δ%
Water catchment	LM	61,856	56,161	-9.2%
Water disposal	Ml	52,176	46,494	-21%
Water consumption	Ml	9,680	9,667	-0.1%

² Considers all steel units and cement units in Brazil.

Water Management	Unit	2021	9M22	Δ%
Intensity by steel production	m³/t raw steel	18.94	15.47	-18%
Intensity per cement production	m³/t cement	0.07	0.08	12%
Intensity by ore production	m³/t ore	0.21	0.23	12%

Waste Management³	Unit	9M21	9M22	Δ%
Waste Class 1	t	21,440	15,652	-27%
Waste Class 2	t	2,372,452	2,382,530	-0.4%
Percentage reuse and co-processing	%	95%	93%	-2%

³ Considers all steel, mining and cement producing units.

DAM MANAGEMENT

In the third quarter of 2022, the decharacterization works of the Vigia Dam advanced with the completion of the structural work. For the next quarters, it is expected the completion of the drainage system, and, with this, the mischaracterization of the dam will be completed.

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In September, all stability statements were also renewed of the dams of CSN Mineração e Minérios Nacional, with the exception of the B2A Dam, belonging to Minérios Nacional, which, due to the ongoing stabilization works, showed improvement in its safety factors, and was requested by the Company to ANM, its reclassification from level 2 to emergency level 1.

SOCIAL DIMENSION

HEALTH AND SAFETY AT WORK

2022 SipatMA

In September 2022, the Internal Week for The Prevention of Accidents at Work and Environment (SipatMA) was held in a hybrid format in the various units of the CSN Group. There were five days of awareness-raising actions and lectures with internal and external specialists on health, safety and environment issues. The lectures with online transmission allowed more than 6,000 unique accesses held during the week and a total number of participants estimated at 10,000 people, since in many units were made available screens and auditoriums for employees to have access to the content.

•	Management and monitoring of the health and safety of own employees and third parties

Health and safety at work¹	9M21	9M22	Δ%
Number of accidents with and without leave (own)	84	71	-15%
Number of accidents with and without leave (third parties)	45	48	7%
Fatality (own)	0	1	-
Fatality (third parties)	1	1	-
Frequency rate of mandatory reporting accidents (factor of 200,000 HHT)	0.47	0.40	-13%
Frequency rate of mandatory communication work accidents (factor 1 MM HHT)	2.33	2.02	-13%
Accident severity rate (factor of 200,000 HHT)	37	67	82%
Accident severity rate (1MM HHT factor)	184	336	82%

¹Considers all csn group units in Brazil.

PEOPLE MANAGEMENT

Corporate University

CSN is considered a school by many of its employees. The Company's potential to create opportunities for professional and personal development is a visible foundation on every page of those who write our history. With this motivation and, in order to complement this journey, CSN incorporated in its educational trajectory the Corporate University, which began in September 2022, building innovative education solutions aligned with organizational competencies and culture.

CSN's Corporate University emerges to strengthen the principles, promoting a meeting between the legacy of success and a continuous and enriching learning process of the Company. The online platform has several contents and training, such as skills of the future, emotional intelligence, among other training straining that will contribute to the development and improvement of skills and competencies fundamental to the career of each professional.

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Employment¹	Unit	9M21	9M22	Δ%
Women on staff	%	16.8	18.4	9%
Women in leadership positions	%	10.9	11.8	8%
People with disabilities	%	1.2	1.3	16%
Racial Diversity
• Yellow	%	1.4	1.4	-
• White	%	42.9	41.7	-3%
• Indigenous	%	0.3	0.3	-
• Black	%	14.7	14.8	1%
• Brown	%	37.5	39.1	4%
• Not informed	%	3.1	2.6	-16%
Turnover	%	11.6	14.7	27%

¹ The data do not consider employees "Non-CLT" and "Internship Program".

VALUE CHAIN

Sustainable Value Chain³	Unit	9M21	9M22	Δ%
Purchases from local suppliers	%	31.6	29	-8%
Local suppliers (Service)%		51.6	50.1	-3%
Local suppliers (Materials)%		27.1	23.3	-14%

³Considers CSN Group in Brazil.

SOCIAL RESPONSIBILITY

On September 21, and in celebration of Tree Day, CSN and the CSN Foundation initiated a week of activities through its Environmental Education Program (PEA). With the support of the Municipal Departments of Education and the Environment Secretariat (SME and SMMA) social and environmental activities were developed directed to the local community of Volta Redonda. A sustainable playground for early childhood education was inaugurated with the participation of students and teachers of the Municipal Center for Early Childhood Education Iracema Leite Nader.

In addition to the events planned for Education, the PEA also had its participation guaranteed in the Internal Week for The Prevention of Accidents at Work and Environment held at the Presidente Vargas Plant. Awareness related to Selective Waste Collection were performed. The end of the week included the planting of 70 native seedlings of Atlantic Forest in the UPV, carried out by employees of CSN, CBSI and the Municipal Environment Department.

The CSN Fundação materializes the SDDs in its programs and projects, with the involvement in the dissemination of knowledge about the 2030 Agenda

At the end of the third quarter of 2022, there was the graduation of the class of the first cycle of the Citizen Mentoring program. This program, developed by the CSN Foundation, aims to increase opportunities for professional development and contribute to the employability of young participants. As a result of this cycle, 84% of the beneficiaries of the program joined the Young Apprentice program of CSN.

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	1Q22	2Q22	3Q22
Impacted young people¹	3,483	3,981	3,978
Public cultural initiatives	3,387	69,673	58,406

¹ Young people impacted by the projects Citizen Boy, Empower, Young Apprentice, Internship, Steel Drums and Football.

² Public present in the public presentations, carried out by the projects: Garoto Cidadão, Caminhão, Tambores de Aço, Centro Cultural e Histórias que Ficam.

Capital Markets

In the third quarter of 2022, CSN shares devalued 17.6%, while the Ibovespa rose 11.7%. The average daily value (CSNA3) negotiated at B3, in turn, was BRL 171.4 million. On the New York Stock Exchange (NYSE), the Company's American Depositary Receipts (ADRs) devaluation in the dollar of 18.8%, while the Dow Jones index fell 6.7%. The average daily trading with ADRs (SID) on the NYSE was $14.3 million.

3Q22
Number of shares in thousands	1,326,094
Market Value
Closing Quote (BRL/share)	12.72
Closing Quote (US$/ADR)	2.38
Market Value (BRL million)	16,868
Market Value (US$ million)	3,155
Change in period
CSNA3 (BRL)	-17.6%
SID (USD)	-18.8%
Ibovespa (BRL)	11.7%
Dow Jones (USD)	-6.7%
Volume
Daily average (thousand shares)	11,993
Daily average (BRL thousand)	171,432
Daily average (thousand ADRs)	5,182
Daily average (US$ thousand)	14,262
Source: Bloomberg

Result Conference Call:

Webcast Presentation of the 3Q22 Results Investor Relations Team

Conference call in Portuguese with Simultaneous Translation into English

November 1st, 2022

11:30 am (Brasilia time)

10:30 am (New York Time)

+55 11 3181-8565 / +55 11 4090-1621

Code: CSN

Tel. Replay: +55 11 4118-5151

Replay code: 219011#

Webcast: click here

Marcelo Cunha Ribeiro - CFO and IR EXECUTIVE DIRECTOR Pedro Gomes de Souza (pedro.gs@csn.com.br) Danilo Dias (danilo.dias.dd1@csn.com.br) Rafael Byrro (rafael.byrro@csn.com.br)

Some of the statements contained herein are future perspectives that express or imply expected results, performance or events. These perspectives include future results that may be influenced by historical results and statements made in 'Perspectives'. Current results, performance and events may differ significantly from hypotheses and perspectives and involve risks such as: general and economic conditions in Brazil and other countries; interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations, and general competitive factors (globally, regionally or nationally)

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INCOME STATEMENT

CONSOLIDATED - Corporate Law - In Thousands of Reais

| | 3Q22 | 2Q22 | 3Q21 |
|---|---|---|---|
| **Net Sales Revenue** | **10,897,049** | **10,565,922** | **10,246,173** |
| Domestic Market | 6,548,900 | 5,818,583 | 6,019,871 |
| Foreing Market | 4,348,149 | 4,747,339 | 4,226,302 |
| **Cost of Goods Sold (COGS)** | **(8,358,934)** | **(7,560,441)** | **(5,941,522)** |
| COGS, no Depreciation and Exhaustion | (7,681,574) | (6,927,822) | (5,417,271) |
| Depreciation/Exhaustion applied at cost | (677,360) | (632,619) | (524,251) |
| **Gross Profit** | **2,538,115** | **3,005,481** | **4,304,651** |
| **Gross Margin (%)** | **23%** | **28%** | **42%** |
| Sales Expenses | (644,262) | (500,702) | (601,284) |
| General and Administrative Expenses | (142,483) | (139,880) | (152,089) |
| Depreciation and Amortization in Expenses | (11,673) | (10,272) | (9,095) |
| Other Net Income (Expenses) | (706,138) | (637,755) | 42,191 |
| Equity Income | 93,361 | 54,406 | 94,989 |
| **Operating Income Before Financial Results** | **1,126,920** | **1,771,278** | **3,679,363** |
| Net Financial Results( | (318,494) | (890,012) | (943,426) |
| **Result Before Tax and Social Contribution** | **808,426** | **881,266** | **2,735,937** |
| Income Tax and Social Contribution | (570,794) | (511,935) | (1,411,285) |
| **Net Income (Loss) for the Period** | **237,632** | **369,331** | **1,324,652** |

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BALANCE SHEET

CONSOLIDATED - Corporate Law - In Thousands of Reais

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CASH FLOW

CONSOLIDATED - Corporate Law - In Thousands of Reais

3Q22	2Q22
Net Cash Flow from Operating Activities	**3,115,193**	**2,876,018**
Net income / (Loss) for the year attributable to controlling shareholders	133,391	197,326
Net income / (Loss) for the year attributable to non-controlling shareholders	104,241	172,005
Charges on loans and financing raised	663,415	664,924
Charges on loans and financing granted	(41,507)	(37,686)
Charges on rental liabilities	17,590	17,974
Depreciation, exhaustion and amortization	710,340	662,247
Equity income	(93,361)	(54,406)
Deferred taxes	277,035	(179,392)
Tax, social security, labor, civil and environmental provisions	29,001	4,035
Net monetary and exchange variations	277,189	289,188
Asset and intangible losses	4,168	(1,351)
Update actions - VJR	89,002	823,309
Receivables for indemnification	(422,254)	7,381
Passive environmental provisions and deactivation	(37,078)	11,521
Usiminas Dividends	(2,091)	(103,672)
Provision (Reversal) for consumption and services	(5,261)	14,068
Other provisions	821	13,139
Change in assets and liabilities	**1,909,972**	**894,310**
Accounts receivable - third parties	343,538	1,613,419
Accounts receivable - related parties	21,004	2,410
Inventory	414,546	(565,328)
Dividends and related share credits	2,086	103,672
Taxes to Compensate	(190,846)	(30,300)
Judicial Deposits	(8,703)	(10,011)
Suppliers	(112,607)	(127,848)
Suppliers - Risk Cashed and Forfaiting	1,335,412	164,592
Salaries and social charges	76,754	37,808
Tributes / Refis	(37,555)	98,300
Accounts payable - related parties	(85,669)	54,930
Advance of customers - Glencore	(288,368)	(248,154)
Advances from customers energy contracts	701,157	-
Other	(260,777)	(199,180)
Other payments and receipts	**(499,420)**	**(518,902)**
Interest Paid	(573,729)	(541,188)
Payment of cash flow hedge operations	74,309	22,286
Cash Flow from Investment Activities	**(5,173,049)**	**(1,467,632)**
Investments/AFAC	(157,773)	(142,740)
Fixed Asset Acquisition, investment property and intangible assets	(817,978)	(838,418)
Loans granted - related parties	(3,719)	(3,988)
Financial application, net redemption	80,330	(22,819)
Acquisition of investments Topaz Energética, Santa Ana and Brasil Central	-	(466,153)
Cash received from the investment aquition -Topaz and Santa Ana	-	6,486
Aquisição da CSN Cimentos Brasil	(4,770,354)	-
Cash received in the acquisition of CSN Cimentos Brasil	496,445	-
Cash Flow from Financing Activities	**1,442,403**	**239,565**
Borrowings loans and financing	3,825,815	3,898,559
Amortization loans - main	(2,276,991)	(2,249,197)
Borrowing Cost	(65,624)	(173,768)
Lease amortization	(40,797)	(33,408)
Dividends and interest on equity paid	-	(1,183,573)
Repurchase of debt securities	-	(19,048)
Exchange Variation on cash and cash equivalents	**11,132**	**(24,961)**
Increase (Decrease) in Cash and Cash Equivalents	**(604,321)**	**1,622,990**
Cash and cash equivalents at the beginning of the period	14,923,694	13,300,704
Cash and cash equivalents at the end of the period	14,319,373	14,923,694

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1.	DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as “Company”, is a publicly held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A.- Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE).

The Group's main operating activities are divided into five (5) segments as follows:

•	Steel:

The Company’s main industrial facility is the Presidente Vargas Steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers, and galvanized steel. In addition to the facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany to achieve markets and providing excellent services for final consumers. Its steel is used in home appliances, civil construction, package and automobile industries.

•	Mining:

The production of iron ore is developed in the cities of Congonhas, Ouro Preto and Belo Vale, State of Minas Gerais – by subsidiary CSN Mineração. The Company´s mining activities also include tin exploration in the state of Rondônia by CSN subsidiary Estanho de Rondônia S.A. ("ERSA"), to supply the needs of the UPV. The surplus of this raw material is sold to subsidiaries and third parties.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore is transported by rail to the Terminal de Carvão e Minérios from the Itaguai Port– (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Itaguai Port, located in the State of Rio de Janeiro and from TECAR to customers around the world. The Imports of coal and coke are also carried out through this terminal by provision of services by CSN Mineração to CSN.

All our mining dams are adequately suited to existing environmental legislation

•	Cements

CSN entered the cement production market in 2009, catapulted by the synergy between this activity and CSN's current business. Beside the UPV facilities, in Volta Redonda / RJ, the Company installed a business unit, which produces CP-III type cement using the slag produced by the UPV’s own blast furnaces. It also explores limestone and dolomite at the Arcos / MG unit, to meet the needs of the Steel and the cement plant. Additionally, in Arcos / MG, the clinker production operation is located.

On January 31, 2021, the Company concluded the drop down of the cement business and, accordingly, all assets and liabilities related to the cement business were transferred from CSN to its subsidiary recently incorporated CSN Cimentos S.A. (“CSN Cimentos”)

On August 31, 2021, the Company completed the acquisition of control of Elizabeth Cimentos S.A. ("Elizabeth Cimentos") and Elizabeth Mineração S.A. ("Elizabeth Mineração"), with operations in the Northeast region, especially in Paraíba and Pernambuco, under the terms of the Investment Agreement, Purchase and Sale of Quotas, Shares and Other Covenants entered into on June 29, 2021. With the closing of this transaction, CSN Cimentos now has a total capacity of 6 million tons per year.

On September 9, 2021, CSN Cimentos entered into the Agreement for the Sale and Purchase of the Shares in LafargeHolcim (Brasil) S.A., for the acquisition of 100% of the shares issued by LafargeHolcim (Brasil) S.A.

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("LafargeHolcim"). On August 17, 2022, the transaction was approved by the Administrative Council for Economic Defense ("CADE"), and on September 6, 2022, the acquisition of all shares issued by LafargeHolcim S.A. was completed, changing LafargeHolcim's name to "CSN Cimentos Brasil S.A.", which is now controlled by CSN Cimentos, see explanatory note 10. c. The acquisition of the mentioned company will add a production capacity to CSN Cimentos of 10.3 million tons of cement per year ("MTPA") through cement plants strategically located in the Southeast, Northeast and Midwest regions, in addition to substantial reserves of high-quality limestone and concrete and aggregates units. Significant operational, logistical, management and commercial synergies are expected, with room for evolution in the product mix and expansion of the customer base. With the closing of this operation, CSN Cimentos now has a total capacity of 16.3 million tons per year.

•	Logistics:

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A - (“MRS”)., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A (“RFFSA”)., Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which holds the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas - stretches from São Luís to Altos, Altos to Fortaleza, Fortaleza to Sousa, Sousa to Recife/Jorge Lins, Recife/Jorge Lins to Salgueiro, Jorge Lins to Propriá, Paula Cavalcante to Cabedelo, Itabaiana to Macau (Mesh I) and TLSA is responsible for the stretches from Eliseu Martins-Trindade, Trindade-Salgueiro, Salgueiro-Porto Suape, Salgueiro - Missão Velha and Missão Velha - Pecém (Mesh II), under construction.

Ports:

The Company operates in the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S.A., operates the Container Terminal (“TECON”) and by means of its subsidiary CSN Mineração, the TECAR, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad, and maritime access.

TECON is responsible for the shipments of CSN´s steel products, movement and storage of containers, vehicles, general cargo, among other products; and TECAR performs the operational activities of loading and unloading of solid bulk ships, storage and distribution (road and rail) of coal, coke, zinc concentrate, sulfur, iron ore and other bulk, intended for the seaborne market, for our own operation and for third parties.

•	Energy:

Since the energy supply is fundamental in CSN´s production process, the Company owns and operates facilities to generate electric power for guaranteeing its self-sufficiency.

On June 30, 2022, the Company's subsidiaries, CSN Cimentos and CSN Energia S.A. ("CSN Energia"), completed the acquisition of Santa Ana Energética S.A. (“Santa Ana”), as well as Topázio Energética S.A. ("Topázio") and, indirectly, Brasil Central Energia Ltda. ("BCE"), a subsidiary of Topázio, under the terms of the Share Purchase Agreement entered into on April 8, 2022 with Brookfield Americas Infrastructure (Brazil Power) Fundo de Investimento em Participações Multiestratégia, a private equity fund managed by Brookfield Brasil Asset Management Investimentos Ltda, see note 10.c.

•	GOING CONCERN

The Management understands that the Company has adequate resources to continue its operations. Accordingly, the Company's interim financial statements for the period ended September 30, 2022, have been prepared on a going concern basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a)	Declaration of conformity

The consolidated and parent company interim financial statements have been prepared and are being presented in accordance with accounting practices adopted in Brazil based on the provisions of the Brazilian Corporate Law, pronouncements, guidelines and interpretations issued (CPC), approved by CVM, besides the own standards issued by the Brazilian Securities and Exchange Commission (“CVM”) and International Financial Reporting Standards

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(“IFRS”) issued by the International Accounting Standard Board (IASB) and highlight all the relevant information at the interim financial statements, and only this information, which correspond to those used by the Company's management in its activities. The consolidated interim financial information is identified as "Consolidated" and the parent company's individual interim financial information is identified as "Parent Company"

2.b)	Basis of presentation

The interim financial statements were prepared based on the historical cost and were adjusted to reflect: (i) the fair value measurement of certain financial assets and liabilities (including derivative instruments), as well as pension plan assets; and (ii) impairment losses.

When IFRS and CPCs allows the option between cost or another measurement criterion, the cost of acquisition criterion was used.

The preparation of these interim financial statements requires Management to use certain accounting estimates, judgments and assumptions that affect the application of Accounting Polices and the amounts reported on the balance sheet date of assets, liabilities, income, and expenses may differ from actual future results. The assumptions used are based on history and other factors considered relevant and are reviewed by the Company’s management.

The interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”, consistently with the standards issued by the CVM.

This interim financial information does not include all requirements of annual or full financial statements and, accordingly, should be read in conjunction with the Company’s financial statements for the year ended December 31, 2021.

Therefore, in this interim financial information the following notes are not repeated, either due to redundancy or to the materiality in relation to those already presented in the annual financial statements:

Note 11 - Basis of consolidation and investments

Note 13 - Intangible assets

Note 19 - Income tax and social contribution

Note 20 - Installment taxes

Note 21 - Tax, social security, labor, civil, environmental provisions and judicial deposits

Note 31 - Employee benefits

Note 32 - Commitments

The accounting policies, when applicable and relevant, are included in the respective explanatory notes and are consistent with the previous presented period.

The consolidated financial statements were approved by Board of Directors on October 31, 2022.

2.c)	Functional currency and presentation currency

The accounting records included in the interim financial statements of each of the Company’s subsidiaries are measured using the currency of the principal of the economic environment in which each subsidiary operates (“the functional currency”). The consolidated and parent company interim financial statements are presented in BRL(reais), which is the Company’s functional and reporting currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction or valuation dates, in which the items are remeasured. The balances of the asset and liability accounts are converted using the exchange rate on the balance sheet date. As of September 30, 2022, US$1.00 was equivalent to BRL5.4066 (BRL5.5805 on December 31, 2021) and €1.00 was equivalent to BRL5.2904 (BRL6.3210 on December 31, 2021), according to the rates obtained from Central Bank of Brazil website

2.d)	Statement of value added

Pursuant to Law 11,638/07, the presentation of the statement of added value is required for all publicly held companies. These statements were prepared in accordance with CPC 09 - Added Value Statement, approved by CVM Resolution

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557/08. The IFRS does not require the presentation of this statement and for IFRS purposes is presented as additional information.

3.	BUSINESS COMBINATION

Acquisition of the control of Metalgráfica Iguaçu S.A.

On September 06, 2022, Metalúrgica Prada, a subsidiary of the Company, acquired 100.00% of Metalgráfica Iguaçu S.A. The assets acquired are located in Paraná and Goiás. The operation is a strategic step to expand the production capacity of the Company's packaging division, improving the competitiveness of the business and strengthening the national chain, especially regarding substitute packaging.

The transaction consists of a business combination whereby Prada acquired control through the merger of Metalgráfica shares and, in exchange for the merger of shares, Metalgráfica shareholders received shares issued by Prada in substitution for Metalgráfica shares, according to the exchange ratio to be approved at an extraordinary general meeting of the companies.

(i) Determination of the purchase price

In accordance with CPC 15 (R1) / IFRS3, the purchase price is determined by the sum of the assets transferred, liabilities incurred, equity interest issued, non-controlling interest and the fair value of any interest held prior to the transaction. The table below summarizes the price considered for accounting purposes:

Item	Comment	BRL thousand	Reference
Equity interests issued	The Prada issued new shares that were delivered to Metalgrafica's shareholders	263	(a)
Equity interests issued	The Metalgrafica issued new shares which were acquired by Prada	133,100	(b)
Purchase price considered for the business combination		133,363

a) Company Prada approved a capital increase in the amount of BRL263 with the issuance of 571,251 common shares, paid up with Metalgráfica shares. The shares were issued at the equity value according to the Appraisal Report.

The valuation of the fair value of Metalgráfica's shares, transferred to Prada in the business combination, was performed using the discounted cash flow method, with the issue of an Economic Value Report prepared by independent appraisers and its results are presented in the table below:

Equity value - Metalgráfica	date base 03/31/2022
Discounted Cash Flow	59,353
Discounted residual value	33,973
Enterprise value	93,326
Indebtdness net	(109,133)
Non-operating assets/liabilities	16,070
Equity value	263

(b) Metalgráfica's Board of Directors approved on September 06, 2022, the capital increase in the amount of BRL133,100 through the issue of 122,110,092 shares subscribed by Prada.

(ii) Goodwill on acquisition of control

In accordance with item 32 of CPC15 (R1)/IFRS3, the acquirer must recognize goodwill for expected future profitability on the acquisition date, measured by the amount by which the purchase price exceeds the fair value of the assets and liabilities acquired (purchase price allocation). The transaction generated goodwill for expected future profitability of BRL96,472, as shown in the table below:

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Item	BRL million	Reference
Purchase price considered	133,363	(i)
Fair value of the assets and liabilities acquired	36,891	(iii)
Goodwill based on expectations for future profitability (note 12)	96,472

The goodwill for expected future profitability is recorded in intangible assets and, since it does not have a defined useful life, it is not amortized, in accordance with CPC 04 (R1)/IAS 38.

(iii) Fair value of assets and liabilities acquired

The following table shows the allocation of the fair value of assets acquired and liabilities assumed at August 31, 2022, considering the direct and indirect interests, calculated based on independent appraisers' reports.

(BRL'000)	Accounting Balances	Fair value adjustment	Total fair value
Current Assets	23,924		23,924
Cash and cash equivalents	569		569
Trade receivables	7,249		7,249
Inventories	4,435		4,435
Other assets	713		713
Recoverable taxes and contributions	10,958		10,958

Non-current Assets	58,408	120,227	178,635
Recoverable taxes and contributions	38,649		38,649
Other assets	1,856		1,856
Investments	10		10
Property, plant and equipment	17,750	120,227	137,977
Intangibles	143		143
Total assets acquired	82,332	120,227	202,559

Current Liabilities	134,464		134,464
Borrowings and financing	89,852		89,852
Trade payables	17,114		17,114
Labor obligations	17,339		17,339
Taxes payable	181		181
Advances from customers	1,158		1,158
Installments	2,227		2,227
Other accounts	6,593		6,593

Non-current Liabilities	31,204		31,204
Borrowings and financing	21,844		21,844
Installments	6,462		6,462
Other accounts	2,898		2,898
Total liabilities assumed	165,668		165,668
Net equity acquired	(83,336)	120,227	36,891

The fair value allocation resulted in a gain totaling BRL120,227, distributed among Metalgráfica's main assets The following table shows the composition of the allocated amounts and a summary of its calculation methodology.

Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value
Property, plant and equipment	The values of fixed assets were adjusted by the difference between the revalued value of fixed assets and their respective net book value, according to a technical evaluation carried out by an independent appraiser for the groups of assets represented by buildings, vehicles, furniture and fixtures. The useful lives follow the terms disclosed in note 11	17,750	120,227	137,977
		17,750	120,227	137,977

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The subsidiary Prada has engaged an independent company to prepare an appraisal report on the tangible and intangible assets and allocation of the excess price paid. As provided for in item 45 of CPC 15 (R1) / IFRS 3, the Company has up to 12 months to adjust the measurement of the amounts due to events not considered.

4.	CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Cash and banks
In Brazil	65,773	68,638	37,262	58,951
Abroad	7,864,532	10,007,399	377,507	1,438,851
	7,930,305	10,076,037	414,769	1,497,802

Investments
In Brazil	6,324,948	6,493,832	2,349,575	2,387,463
Abroad	64,120	76,611
	6,389,068	6,570,443	2,349,575	2,387,463
	14,319,373	16,646,480	2,764,344	3,885,265

Our investments are basically in private and public securities with yields linked to the variation of Interbank Deposit Certificates (CDI) and repo operations backed by National Treasury Notes respectively. The Company invests part of the funds through exclusive investment funds which have been consolidated in these financial statements.

Our investments abroad are in private securities in top-rated banks and are remunerated at pre-fixed rates.

5.	FINANCIAL INVESTMENTS

				Consolidated	Parent Company
	Current		Non-current		Current		Non-current
	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Investments (1)	188,638	261,673	16,181	15,148	50,387	43,398
Usiminas shares (2)	1,288,977	2,383,059			1,288,977	2,383,059
Bonds (3)			136,167	132,523			136,167	132,523
	1,477,615	2,644,732	152,348	147,671	1,339,364	2,426,457	136,167	132,523
(1)	These are restricted financial investments and linked to a Bank Deposit Certificate (CDB) to guarantee a letter of guarantee from financial institutions and financial investments in Public Securities (LFT - Letras Financeiras do Tesouro) managed by their exclusive funds.
(2)	Part of the shares guarantees a portion of the Company's debt.
(3)	Bonds with Fibra bank due in February 2028 (see note 21.a).

6.	TRADE RECEIVABLES

		Consolidated		Parent Company
	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Trade receivables
Third parties
Domestic market	1,871,479	1,218,179	1,119,361	751,616
Foreign market	1,011,231	1,472,190	141,882	236,882
	2,882,710	2,690,369	1,261,243	988,498
Allowance for doubtful debts	(232,164)	(236,927)	(123,558)	(133,227)
	2,650,546	2,453,442	1,137,685	855,271
Related parties (note 21 a)	83,160	144,396	965,591	1,520,241
	2,733,706	2,597,838	2,103,276	2,375,512

The composition of the gross balance of accounts receivable from third party customers is shown as follows:

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		Consolidated		Parent Company
	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Current	2,254,823	2,255,200	1,064,689	803,910
Past-due up to 30 days	304,878	164,019	29,539	44,135
Past-due up to 180 days	122,724	67,822	55,822	16,024
Past-due over 180 days	200,285	203,328	111,193	124,429
	2,882,710	2,690,369	1,261,243	988,498

The changes in estimated credit losses are as follows:

		Consolidated		Parent Company
	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Opening balance	(236,927)	(228,348)	(133,227)	(143,735)
(Loss)/Reversal estimated	2,419	1,755	1,445	3,277
Recovery and write-offs of receivables	11,357	6,287	8,224	3,683
Drop down of Cements (note 10.c)				3,548
Consolidation of Elizabeth		(16,621)
Consolidation of CSN Cimentos Brasil	(8,782)
Consolidation of Metalgrafica Iguaçu	(231)
Closing balance	(232,164)	(236,927)	(123,558)	(133,227)

7.	INVENTORIES

		Consolidated		Parent Company
	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Finished goods	3,790,587	4,457,842	2,003,362	2,570,354
Work in progress	3,511,687	2,710,149	2,249,439	1,695,075
Raw materials	3,134,792	3,638,952	2,332,563	2,799,869
Storeroom supplies	1,047,869	770,296	419,658	364,872
Advances to suppliers	16,632	121,519	11,010	92,439
Provision for losses	(124,812)	(98,730)	(60,264)	(14,426)
	11,376,755	11,600,028	6,955,768	7,508,183

Classified:
Current	10,428,521	10,943,835	6,955,768	7,508,183
Non-current (1)	948,234	656,193
	11,376,755	11,600,028	6,955,768	7,508,183
1.	Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed.

The changes in estimated losses on inventories are as follows:

		Consolidated		Parent Company
	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Opening balance	(98,730)	(109,038)	(14,426)	(35,832)
(Estimated losses) / Reversal of inventories with low turnover and obsolescence	(24,698)	10,308	(45,838)	17,101
Drop down of Cements (note 10.c)				4,305
Consolidation of CSN Cimentos Brasil	(1,384)
Closing balance	(124,812)	(98,730)	(60,264)	(14,426)

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8.	RECOVERABLE TAXES

		Consolidated		Parent Company
	09/30/2022	12/31/2021	09/30/2022	12/31/2021
State Value-Added Tax	1,102,369	1,162,900	791,034	895,880
Brazilian federal contributions (1)	1,275,558	1,352,100	686,929	980,316
Other taxes	269,668	105,375	129,987	70,787
	2,647,595	2,620,375	1,607,950	1,946,983

Classified:
Current	1,365,088	1,655,349	737,137	1,255,697
Non-current	1,282,507	965,026	870,813	691,286
	2,647,595	2,620,375	1,607,950	1,946,983

The accumulated tax credits arise basically from ICMS, PIS and COFINS credits on purchases of raw materials and fixed assets used in production. The realization of these credits normally occurs through offset with debits of these taxes, generated by sales operations and other taxed expenses.

9.	OTHER CURRENT AND NON-CURRENT ASSETS

Other current and non-current assets are as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Judicial deposits (note 19)			460,691	339,805			239,138	222,481
Prepaid expenses	349,517	225,036	57,292	74,503	291,386	185,968	38,564	62,233
Prepaid expenses with sea freight	147,560
Actuarial asset (note 21 a)			59,111	59,111			47,350	47,350
Trading securities	11,969	12,028			11,850	11,935
Loans with related parties (note 21)	5,391	4,511	1,346,260	1,143,228	5,391	4,511	1,582,484	1,290,295
Other receivables from related parties (note 21 a)	1,858	1,828	1,357,089	927,077	60,045	47,296	1,583,909	1,151,903
Eletrobrás compulsory loan (1)			902,059	859,607			899,324	858,876
Dividends receivables (note 21 a)	61,924	76,878			150,989	486,506
Employee debts	51,801	43,542			29,199	25,531
Receivables by indemnity (2)			970,435	534,896			970,435	534,896
Other (3)	163,897	120,297	205,578	427,528	67,812	28,976	192,738	147,077
	793,917	484,120	5,358,515	4,365,755	616,672	790,723	5,553,942	4,315,111

1.	This is a certain and due amount, arising from the res judicata favorable decision to the Company, which is irreversible and irrevocable, to apply the STJ's consolidated position on the subject, which culminated in the conviction of Eletrobrás to the payment of the correct interest and monetary adjustment of the Compulsory Loan. The res judicata decision, as well as the certainty about the amounts involved in the liquidation of the sentence (judicial procedure to request the satisfaction of the right), allowed the conclusion that the entry of this value is certain. In addition to this amount already recorded, the Company continues to seek alternatives for the recovery of additional credits and the estimate can reach an amount greater than BRL350 million.

2.	This is a net, certain and enforceable amount, resulting from the final and unappealable decision of the Court in favor of the Company in 2020, due to losses and damages resulting from the sinking of the voltage in the supply of energy in the periods from January / 1991 to June / 2002. Additionally, in the 3rd quarter of 2022, the uncontroversial amount of BRL422,254 was recognized in the same account, as a refund of the amounts overpaid for railroad freight from April 1994 to March 1994 and March 1996 to the company RFFSA, and that after its extinction, the Federal Government became a defendant

3.	In 2022 in non-current assets was recognized the escrow account made by Companhia Florestal do Brasil with Banco Fibra, equivalent to BRL8,366, as part of the negotiations for the acquisition of Companhia Estadual de Geração de Energia Elétrica (CEEE-G). On December 31, 2021 to the deposit in an Escrow Account with Banco Santander, in the amount of US$50 million, equivalent to BRL279 million updated on December 31, 2021, as part of the negotiations for the acquisition of LafargeHolcim.

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10.	BASIS OF CONSOLIDATION AND INVESTMENTS

The information related to the activities of jointly controlled subsidiaries, joint operations, associates and other investments did not change in relation to what was disclosed in the Company's financial statements as of December 31, 2021. Therefore, Management decided not to repeat them in the accounting information interim of September 30, 2022.

	Number of shares held by CSN in units	Equity interests (%)
Companies		09/30/2022	12/31/2021	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	20,001,000	100.00	100.00	Financial transactions
CSN Inova Ventures	50,000	100.00	100.00	Equity interests and Financial transactions
CSN Islands XII Corp.	1,540	100.00	100.00	Financial transactions
CSN Steel S.L.U.	22,042,688	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	-	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	254,015,052	99.99	99.99	Port services
Minérios Nacional S.A.	141,719,295	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil (1)	87,159,346	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	195,454,162	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada (2)	555,713,606	99.90	99.99	Manufacture of containers and distribution of steel products
CSN Mineração S.A.	4,374,779,493	79.75	78.24	Mining
CSN Energia S.A.	43,149	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A. (3)	550,871,212	92.71	92.71	Railroad logistics
Nordeste Logística S.A.	99,999	99.99	99.99	Port services
CSN Inova Ltd.	10,000	100.00	100.00	Advisory and implementation of new development projec
CBSI - Companhia Brasileira de Serviços de Infraestrutura	4,669,986	99.99	99.99	Equity interests and product sales and iron ore
CSN Cimentos S.A.	601,839,891	99.99	99.99	Manufacturing and sale of cement
Berkeley Participações e Empreendimentos S.A.	1,000	100.00	100.00	Electric power generation and equity interests
CSN Inova Soluções S.A.	999	99.99	99.99	Equity interests
CSN Participações I	999	99.99	99.99	Equity interests
Circula Mais Serviços de Intermediação Comercial S.A.(4)	1	0.01	99.99	Commercial intermediation for the purchase and sale of assets and materials in general
CSN Participações III	999	99.99	99.99	Equity interests
CSN Participações IV	999	99.99	99.99	Equity interests
CSN Participações V	999	99.99	99.99	Equity interests

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.		100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.		99.99	99.99	Steel and Equity interests
CSN Resources S.A.		100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas		99.99	99.99	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA		99.99	99.99	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM		99.99	99.99	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U. (5)			100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.		100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH		100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L.U.		79.75	78.24	Financial transactions, product sales and Equity interests
CSN Mining GmbH		79.75	78.24	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited		79.75	78.24	Commercial representation
Lusosider Ibérica S.A.		100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.		79.75	78.24	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC		100.00	100.00	Import and distribution/resale of products
Elizabeth Cimentos S.A.		99.98	99.98	Manufacturing and sale of cement
Elizabeth Mineração Ltda (2)			99.96	Mining
Santa Ana Energética S.A.(3)		100.00		Electric power generation
Topázio Energética S.A. (3)		100.00		Electric power generation
Brasil Central Energia Ltda. (3)		100.00		Electric power generation
Circula Mais Serviços de Intermediação Comercial S.A.(4)		99.99		Commercial intermediation for the purchase and sale of assets and materials in general
CSN Cimentos Brasil S.A. (8)		99.99		Manufacturing and sale of cement
Metalgráfica Iguaçu S.A (2)		100.00		Metal packaging manufacturing
Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	253,606,846	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava		17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A. (4)	63,377,198	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A. (*)		31.82	31.82	Dormant company
Transnordestina Logística S.A. (5)	24,670,093	47.26	47.26	Railroad logistics
Equimac S.A (11)	2,123	50.00	50.00	Rental of commercial and industrial machinery and equipment

Indirect interest in joint ventures: equity method
MRS Logística S.A. (4)		14.58	14.58	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	57,224,882	20.00	20.00	Metallurgy and Equity interests

Exclusive funds: full consolidation
Diplic II - Private credit balanced mutual fund		100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund		100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund		100.00	100.00	Investment fund

(*) Dormant companies.

(1) On August 31, 2022, a capital increase in Companhia Florestal do Brasil in the total amount of BRL10,746 was approved, through the issuance of 15,988,065 new common shares, CSN now holds 87,159,346 common shares (in December 2021 it held 71,171,281 common shares);

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(2) On September 6, 2022, an Extraordinary General Meeting held on the same date approved the merger of all shares issued by Metalúrgica Iguaçu S.A. ("Metalgráfica") by Companhia Metalúrgica Prada ("Prada"), as well as the increase of Prada's capital stock in the amount of BRL263, through the issuance of 571,251 new common shares, increasing the capital stock to BRL1,262,994, divided into 555,713,606 common shares (in December 2021 it held 555,142,354 common shares);

(3) On March 23, 2021, the Annual Meeting of the Board of Directors of FTL - Ferrovia Transnordestina Logística S.A. ("FTL") approved a capital increase in the amount of BRL10,860, through the issuance of 24,133,368 common shares. On August 11, 2022, an Ordinary Meeting of FTL's Board of Directors approved the rerratification of the capital stock as a result of the approval of the referred to increase, and FTL's capital stock became BRL502,961 divided into 550,871,212 common shares on September 30, 2022 (in December 2021 it held 510,726,198 common shares);

(4) On March 10, 2022, the change in the company's name from "CSN Participações II S.A." to "Circula Mais Serviços de Intermediação Comercial S.A."; the change in the corporate purpose from "equity investments" to "commercial intermediation for the purchase and sale of assets and materials in general" was approved at the Meeting. On the same date, as a result of share transfers, 99.99% of the shares became held by CSN Inova Soluções S.A. and 0.01% of the shares became held by the Company.

(5) CSN Steel Holdings 1, S.L.U. was incorporated by CSN Productos Siderúrgicos S.L

(6) On April 30, 2022, Elizabeth Mineração was merged into CSN Cimentos, so that, with the merger of the company and its respective extinction, CSN Cimentos became the legal successor by incorporation of the company, universally and for all legal purposes, with all its rights and obligations.

(7) On June 30, 2022, the Company's subsidiaries CSN Cimentos and CSN Energia acquired 100% of the shares of Santa Ana Energética S.A. and Topázio Energética S.A., which, in turn, holds 100% of the shares of Brasil Central Energia Ltda;

(8) On September 6, 2022, CSN Cimentos acquired 100% of LafargeHolcim’s Brasil S.A. shares and on the same date an Extraordinary General Meeting approved the name change, which was renamed CSN Cimentos Brasil S.A;

(9) On September 30, 2022, and December 31, 2021, the Company directly held 63,377,198 shares, of which 26,611,282 were common shares and 36,765,916 preferred shares, and its direct subsidiary CSN Mineração S.A. held 63,338,872 shares, of which 25,802,872 were common shares and 37,536,000 preferred shares, in MRS Logística S.A.

(10) On September 30, 2022, and December 31, 2021, the Company held 24,670,093, being 24,168,304 common shares and 501,789 Class B preferred shares, of the company Transnordestina Logística S.A.

(11) On May 9, 2022, a capital increase was approved for Equimac S.A. in the total amount of BRL10,158, through the issuance of 1,456 new shares, and CSN now holds 2,123 common shares (in December 2021 it held 1,395 common shares).

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10.a)Investments	in joint ventures, joint operations, associates and other investments

The number of shares, the balances of assets and liabilities, shareholders’ equity and the profit / (loss) amounts for the period in those investees are as follows:

				09/30/2022			12/31/2021	09/30/2021
Companies	Participation in				Participation in
	Assets	Liabilities	Shareholders’ equity	Profit /(Loss) for the period	Assets	Liabilities	Shareholders’ equity	Profit /(Loss) for the period

Investments under the equity method
Subsidiaries
CSN Islands VII Corp.	518,179	3,253,548	(2,735,369)	21,105	533,108	3,289,583	(2,756,475)	(170,048)
CSN Inova Ventures	7,494,899	9,189,805	(1,694,906)	(370,320)	9,121,133	10,445,718	(1,324,585)	(445,293)
CSN Islands XII Corp.	769,122	4,181,286	(3,412,164)	(93,352)	2,569,183	5,887,995	(3,318,812)	(458,735)
CSN Steel S.L.U.	4,997,419	24,015	4,973,404	537,771	5,517,653	367,372	5,150,281	310,691
Sepetiba Tecon S.A.	821,844	523,814	298,030	(14,965)	812,701	499,706	312,995	6,625
Minérios NacionalS.A.	529,431	224,151	305,280	9,196	501,969	205,885	296,084	225,978
Valor Justo - Minérios Nacional			2,123,507				2,123,507
Estanho de Rondônia S.A.	159,564	225,155	(65,591)	(14,072)	125,066	176,554	(51,488)	(12,609)
Companhia Metalúrgica Prada	1,049,688	825,186	224,502	(41,573)	893,439	627,628	265,811	108,229
CSN Mineração S.A.	26,503,672	16,001,549	10,502,123	1,643,216	26,989,379	16,036,647	10,952,732	4,481,971
CSN Energia S.A.	102,671	35,790	66,881	(24,882)	133,967	42,204	91,763	10,274
FTL - Ferrovia Transnordestina Logística S.A.	530,844	360,927	169,918	(27,554)	489,628	292,156	197,472	(18,059)
Companhia Florestal do Brasil	59,521	3,907	55,614	(4,377)	51,308	2,063	49,245	(2,516)
Nordeste Logística	60	62	(2)	(1)	64	65	(1)	(4)
CBSI - Companhia Brasileira de Serviços de Infraestrutura	170,413	146,144	24,269	(859)	135,544	110,416	25,128	10,080
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura			15,225				15,225
CSN Cimentos	10,463,631	3,914,653	6,548,978	190,285	4,676,213	617,457	4,058,756	150,805
CSN Participações I S.A.	1		1
Circula Mais Serv. de Interm. Comercial S/A	66	9	57	56
CSN Participações III S.A.	1		1
CSN Participações IV S.A.	1		1
CSN Participações V S.A.	1		1
CSN INOVA Soluções S.A	70	112	(42)	(42)
	54,171,098	38,910,113	17,399,718	1,809,632	52,550,355	38,601,449	16,087,638	4,197,389
Joint-venture and Joint-operation
Itá Energética S.A.	213,832	23,742	190,090	3,539	214,524	27,578	186,946	19,570
MRS Logística S.A.	2,714,242	1,693,769	1,020,474	116,897	2,524,062	1,620,565	903,497	118,054
Transnordestina Logística S.A.	5,181,952	4,091,051	1,090,901	(23,333)	4,885,994	3,771,760	1,114,234	(38,980)
Fair Value (*) - Transnordestina			271,116				271,116
Equimac S.A	31,588	14,452	17,136	2,590	20,155	11,727	8,428	168
	8,141,614	5,823,014	2,589,717	99,693	7,644,735	5,431,630	2,484,221	98,812
Associates
Arvedi Metalfer do Brasil	45,961	21,415	24,546	3,466	46,739	25,198	21,541	2,966
	45,961	21,415	24,546	3,466	46,739	25,198	21,541	2,966
Classified at fair value through profit or loss (note 14)
Panatlântica			162,343				190,321
			162,343				190,321
Other investments
Profits on subsidiaries' inventories			(96,443)	203,852			(300,295)	(213,197)
Investment Property			140,743				142,578
Others			63,536	460			63,545	8,112
			107,836	204,312			(94,172)	(205,085)
Total investments			20,284,160	2,117,103			18,689,549	4,094,082

Classification of investments in the balance sheet
Investments in assets			28,051,447				25,998,331
Investments with negative equity			(7,908,030)				(7,451,360)
			20,143,417				18,546,971
Investment Property			140,743				142,578
			20,284,160				18,689,549

(*) As of September 30, 2022, and December 31, 2021, the net balance of BRL271,116 refers to the Fair Value generated by the loss of control of Transnordestina Logística SA in the amount of BRL659,105 and impairment of BRL387,989.

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10.b)	Changes in investments in subsidiaries, jointly controlled companies, joint operations, associates, and other investments

		Consolidated		Parent Company
	09/30/2022	12/31/2021	09/30/2022	12/31/2021

Opening balance of investments (assets)	3,849,647	3,535,906	25,998,331	19,401,494
Opening balance of loss provisions (liabilities)			(7,451,360)	(5,942,863)
Total net of investments/uncovered liabilities	3,849,647	3,535,906	18,546,971	13,458,631
Capital increase and (Decrease)/acquisition of shares (1)	1,484,362	58,178	2,316,088	3,894,624
Dividends (2)	(26)	(61,898)	(2,010,348)	(3,162,117)
Comprehensive income (3)	216	453	(798,420)	(519,638)
Update of shares measured at fair value through profit or loss (Note 14.d)	(27,977)	109,254	(27,977)	109,254
Sales of equity interest (note 10.c) (4)				(692,115)
Net gain due to increased capital and issued new shares in n investments (note 10.c) (5)				822,093
Equity in results of affiliated companies (6)	213,433	219,508	2,117,103	4,629,144
Amortization of fair value - investment MRS	(8,810)	(11,747)
Others	3,330	(7)		7,095
Total net of investments/uncovered liabilities	5,514,175	3,849,647	20,143,417	18,546,971
Closing balance of investments (assets)	5,514,175	3,849,647	28,051,447	25,998,331
Balance of provision for investments with negative equity (liabilities)			(7,908,030)	(7,451,360)

(1) Consolidated: Acquisition of shares in June 2022 of the companies Topázio Energética S.A., Santa Ana Energética S.A. and indirect acquisition of Brasil Central Energia Ltda., see note 10.c. In September 2022, shares in CSN Cimentos Brasil S.A. (formerly LafargeHolcim Brasil) and Metalgráfica Iguaçu S.A. were acquired, also described in note 10.c. In 2022, an investment was made in Alinea Health Holdings Ltda. In 2021, through CSN Inova Ventures, strategic investments were made in startups, as follows: 2D Materials, H2Pro Ltda., 1S1 Energy, Traive INC., OICO Holdings and Clarke Software, with a total amount invested of US$ 4,950, corresponding to BRL27,040.

Parent Company: In 2022, the amount refers mainly to the capital increase in CSN Cimentos, totaling BRL2,300,000. In 2021, it refers mainly to the capital increase in the subsidiary CSN Cimentos, in the amount of BRL2,956,094, resulting from the payment by CSN of net assets and liabilities (as described below, note 10.c). In 2021, refers mainly to the capital increase in the subsidiary CSN Cimentos, in the amount of BRL2,956,094, resulting from the payment by CSN of net acquis composed of certain assets and liabilities (as described below, note 10.c).

(2) Parent Company: refers mainly to dividends distributed by CSN Mineração, totaling BRL2,984,155 and BRL2,009,940.

(3) Refers to the conversion into presentation currency of investments abroad whose functional currency is not the Real, actuarial gain/(loss) and reflection and hedge of investments reflecting investments accounted for under the equity method.

(4) In 2021, refers to the disposal of part of the equity interest of the company CSN Mineração at the cost of disposal of shares (see note 10.c).

(5) In 2021, refers to gain on the change in the percentage of ownership interest in the subsidiary CSN Mineração, after the issue of shares.

(6) The reconciliation of equity in earnings of companies with shared control classified as joint ventures and associates and the amount presented in the income statement is presented below and results from the elimination of the results of CSN's transactions with these companies:

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		Consolidated
	09/30/2022	09/30/2021

Equity in results of affiliated companies
MRS Logística S.A.	233,735	236,048
Transnordestina Logística S.A.	(23,333)	(38,980)
Arvedi Metalfer do Brasil S.A.	3,466	2,966
Equimac S.A.	2,590	168
Others	(3,025)	2,089
	213,433	202,291
Eliminations
To cost of sales	(56,965)	(54,466)
To taxes	19,368	18,518
Others
Amortizated at fair value - Investment in MRS	(8,810)	(8,810)
Others		6,022
Equity in results	167,026	163,555

10.c)	Main events occurred in the subsidiaries in 2021 e 2022

•      CSN MINERAÇÃO

IPO of CSN MINERAÇÃO

Headquartered in Congonhas, in the State of Minas Gerais, CSN Mineração SA has as its main objective the production, purchase and sale of iron ore, and has the commercialization of products in the foreign market as its focal point. As of November 30, 2015, CSN Mineração SA started to centralize CSN’s mining operations, including the establishments of the Casa de Pedra mine, the TECAR port and an 18.63% stake in MRS. CSN Mineração publicly held corporation and its shares are listed on the São Paulo Stock Exchange, B3 - Brasil, Bolsa, Balcão.

The interest held by CSN in this subsidiary is 79.75% at September 30, 2022 and 78.24% at December 31, 2021.

Below as the main transactions occurred in the subsidiary is 2021:

a)	Initial Public Offering (IPO)

On February 17, 2021, the subsidiary CSN Mineração concluded its initial public offering at B3 – Brasil, Bolsa, Balcão. The final prospectus of the public offering consisted of: (i) primary distribution of 161,189,078 shares (“Primary Offering”); and (ii) secondary distribution of 422,961,066 shares, being initially 372,749,743 shares (“Secondary Offering”), increased by 50,211,323 supplementary shares held by CSN (“Supplementary Shares”).

The price per share was fixed at BRL8.50 after the collection of intention of investments collected from institutional buyers in Brasil and abroad.

Upon conclusion of the offering, the Company’s interest in the subsidiary CSN Mineração changed from 87.52% to 78.24%.

i.	Primary Distribution of Shares

Upon the primary distribution, CSN Mineração issued 161,189,078 shares (“Primary Offering”) and capitalized the total amount of BRL1,370,107 (BRL1,347,862 net of transaction costs).

The issuance of 161,189,078 shares diluted the Company’s interest in the capital of CSN Mineração and, accordingly, the Company recognized in other comprehensive income a gain from the change of ownership percentage.

The impact of the transaction is presented below:

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Gain on participation in the capital increase	1,060,530
Loss due to dilution of participation with issue of new shares	(231,044)
Equity adjustment by dilution of share percentage	(7,393)
Net gain from the transaction	822,093

ii.	Secondary Distribution of Shares

Upon the secondary distribution of shares, the Companhia Siderúrgica Nacional sold 327,593,584 common shares of CSN Mineração and, additionally, in March 2021 sold supplementary 50,211,323 common shares, totaling 377,804,907 or 9.3% of shares previously held, in the total amount of BRL3,211,342 (BRL3,164,612 net of transaction costs). The gain for the sale was recognized as Other Operating Income.

The main impacts of the transaction are presented as follows:

Equity in the transaction	9,947,525
Number of share before initial public offering	5,430,057,060
Cost per share	R$ 1.83

Number of shares sold by CSN	377,804,907
Price per share	R$ 8.50

(+) Net cash generated in the transaction	3,211,342
(-) Transaction cost	(46,730)
(=) net cash reveivable (a)	3,164,612
(-) Cost of shares(b)	(692,115)
(=) Net gain from the transaction (a)+(b)	2,472,497

b)	Shares repurchase programs of subsidiary CSN Mineração

On March 24, 2021, November 3, 2021, and May 18,2022, the Board of Directors of CSN Mineração approved the Share Repurchase Plans, to remain in treasury and subsequent disposal or cancellation, pursuant to CVM Instruction 567/2015, described below.

On May 18, 2022, the cancellation of 105,907,300 nominative common shares without a nominal value, repurchased and held in treasury, was approved at a Board of Directors' Meeting. On September 30, 2022 the subsidiary CSN Mineração had no treasury shares.

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation	Treasury balance
1º	03/24/2021	58,415,015	from 3/25/2021 to 9/24/2021	R$6.1451	R$5.5825 and R$6.7176	52,940,500		52,940,500
2º	11/03/2021	53,000,000	from 11/04/2021 to 9/24/2022	R$6.1644	R$5.0392 and R$6.1208	52,466,800		105,907,300
	05/18/2022			Not applicable	Not applicable		105,907,300
3º	05/18/2022	106,000,000	from 05/19/2022 to 5/18/2023
						105,407,300	105,907,300

•      Events in CSN Cimentos S.A

The acquirer CSN Cimentos S.A. has engaged an independent company to prepare an appraisal report of the tangible and intangible assets and allocation of the excess price paid of the acquisitions below to be completed in the fourth quarter of 2022. As provided for in item 45 of CPC 15 (R1) / IFRS 3, the Company has up to 12 months to adjust the measurement of the amounts due to events not considered.

Acquisition of Santa Ana Energética and Topázio Energética

On June 30, 2022, the Company's subsidiaries CSN Cimentos and CSN Energia acquired 100% of the shares of Santa Ana Energética S.A. ("Santa Ana"), and of Topázio Energética S.A. ("Topázio"), which, in turn, holds 100% of the shares of Brasil Central Energia Ltda. ("BCE"), a subsidiary of Topázio, which holds the concession to operate the Sacre II Small Hydroelectric Power Plant ("PCH Sacre" and, together with PCH Santa Ana, the "PCHs"), provided for in the Agreement for the Purchase and Sale of Shares and Other Covenants entered into on April 8, 2022.

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The transaction value included a payment by CSN Cimentos on June 30, 2022, in the amount of BRL466,153, initially classified under the investment account and which will be used as a starting point for the purchase price identification process.

Acquisition of CSN Cimentos Brasil S.A. (formerly LafargeHolcim Brasil)

On September 9, 2021, CSN Cimentos entered into the Agreement for the Sale and Purchase of the Shares in LafargeHolcim (Brasil) S.A., to acquire 100% of the shares issued by LafargeHolcim (Brasil) S.A. ("LafargeHolcim "), with the Company as guarantor of its obligations. The deal was valued at a base value of US$1.025 billion, subject to price adjustment and the amount withheld in an Escrow Account, in addition to the other terms and conditions provided for in the respective agreement, including approval by CADE. On the same date, the Company deposited in an Escrow Account with Banco Santander the amount of US$50 million as part of the negotiations of this operation.

On August 17, 2022 the operation was approved by CADE and on September 6, 2022 the acquisition of 100% (one hundred percent) of the shares issued by LafargeHolcim was concluded. Upon completion of the transaction, LafargeHolcim Brasil, which was renamed "CSN Cimentos Brasil S.A.", became a subsidiary of CSN Cimentos.

The amount of the transaction was BRL5,014,543 concluded on September 6, 2022, initially classified under the investment caption.

Drop down - Cement

The cement activities had been carried out as a business unit of CSN and, recently, the Company chose to segregate these activities to its subsidiary CSN Cimentos. This segregation was approved at an Extraordinary General Meeting of CSN Cimentos, held on January 31, 2021, which, among other matters, approved a capital increase in CSN Cimentos in the amount of BRL2,956,094, with the issuance of 2,956,094,491 new common shares, which were fully subscribed and paid up on the same date by the Company, upon checking of the net assets, liabilities, goods, rights and obligations related to CSN's cement segment, as described in detail in the Appraisal Report, also approved at the aforementioned meeting

Find below the breakdown of the net assets contributed:

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	12/31/2020	01/31/2021
Assets	Appraisal reports	Close balance
Trade receivables	37,171	54,684
Inventories	134,309	164,460
Other assets	29,186	30,228
Property, plant and equipment	3,151,349	3,129,161
Intangíible assets	8,086	8,086
Liabilities
Trade payables	(253,186)	(278,538)
Other payables current	(42,074)	(34,301)
Lease liabilities	(42,257)	(24,430)
Other provisions	(66,490)	(64,125)
Net assets	2,956,094	2,985,225

Acquisition of control of the companies Elizabeth Cimentos and Elizabeth Mineração.

On August 31, 2021, CSN Cimentos acquired 99.97% of the total capital stock of Elizabeth Mineração and 99.99% of the shares of Elizabeth Cimentos, with 88.746% of direct equity interest and 11.254% of indirect equity interest (through Elizabeth Mineração). The assets acquired are located in the northeast region of Brazil. Upon completion of the transaction, CSN Cimentos expects relevant operational, logistical, management and commercial synergies, a better product mix and expansion of its customer’s base.

a)	Determination of the purchase price

In accordance with CPC15 (R1) / IFRS3, the purchase price is determined by the sum of the assets acquired, liabilities assumed, equity interests issued, non-controlling interest and the fair value of any interest held prior to the transaction. The table below summarizes the price considered for accounting purposes:

Item	Comment	Elizabeth Cimentos	Elizabeth Mineração	Reference
Assets transferred	A payment in the amount of R$201 milion is being carried out in the transaction.	77,768	123,947	(i)
Assets transferred	Refers to financial adjustment of working capital and debt.	(3,914)	(5,116)	(i)
Equity interests issued	Shares issued by Elizabeth Cimentos and acquired by CSN Cimentos.	526,037		(ii)
Purchase price considered for the business combination		599,891	118,831

(i) The transaction included payments by CSN Cimentos of BRL77,768 and BRL123,947 on August 31, 2021, for each Elizabeth entity, and an adjustment receivable in the amount of BRL3,914 and BRL5,1116 in December 2021 related to working capital adjustment provided for in the sale agreement.

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(ii) In August 2021 the Elizabeth Cimentos performed a primary issuance of 2,382,758,512 new common shares, nominatives and without nominal value, which were fully acquired by CSN Cimentos.

b)	Goodwill on acquisition of control of Elizabeth Cimentos and Elizabeth Mineração

In accordance with item 32 of CPC15(R1) / IFRS3, the acquirer must recognize goodwill based on expected future profitability on the acquisition date, measured by the amount the purchase price exceeds the fair value of the assets acquired and liabilities assumed (purchase price allocation). The acquisition of Elizabeth Cimentos generated goodwill for expected future profitability of BRL83,266, as shown in the table below.

Item	Reference	Elizabeth Cimentos	Elizabeth Mineração
Purchase price considered	item (i) and (ii)	599,891	118,831
Fair value of the assets and liabilities acquired		516,625	118,831
Goodwill for future profitability expected		83,266	-

The goodwill for expected future earnings is recorded under intangible assets and, since it does not have a determinable useful life, it is not amortized in accordance with CPC04(R1)/IAS38.

In the acquisition of Elizabeth Mineração, the price paid was fully allocated to the assets acquired, with no goodwill for future profitability generated.

(i)	Fair value of assets acquired and liabilities assumed

The following table shows the fair value allocation of the assets acquired and liabilities assumed on August 31, 2021, considering the direct and indirect interests, calculated based on independent appraisers' reports.

	Elizabeth Cimentos			Elizabeth Mineração
	Carrying amounts	Fair value adjustments	Total fair value	Carrying amounts	Fair value adjustments	Total fair value
Cash and cash equivalents	52,571		52,571	2,197		2,197
Trade receivables	27,571		27,571	1,027		1,027
Receivables from related parties	96,374		96,374	9,035		9,035
Inventories	44,157		44,157	1,017		1,017
Recoverable taxes	18,616		18,616	931		931
Short-term investments	14,689		14,689
Other assets	17,733		17,733	673		673
Investment				40,653	24,845	65,498
Property, plant and equipment	373,574	161,367	534,941	15,092	77,089	92,181
Intangíible assets	798	59,456	60,254	500	269,385	269,885
Total assets acquired	646,083	220,823	866,906	71,125	371,319	442,444

Borrowings and financing	198,778		198,778	182,402		182,402
Trade payables	22,735		22,735	446		446
Taxes payable	19,202		19,202	37,158		37,158
Debits with related parties				96,350		96,350
Other payables	44,052		44,052	7,257		7,257
Total liabilities assumed	284,767		284,767	323,613		323,613
Net equity acquired	361,316	220,823	582,139	(252,488)	371,319	118,831
Indirect investiment	(40,663)	(24,851)	(65,514)
Net equity acquired	320,653	195,972	516,625	(252,488)	371,319	118,831

The fair value allocation resulted in a total gain of BRL567,297, distributed among Elizabeth Cimentos and Elizabeth Mineração's main assets. The following table shows the composition of the allocated amounts and a summary of its measurement methodology.

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Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value
Property, plant and equipment	Valued using the "MARKET APPROACH" method, where the fair value of the asset is estimated by comparing it with similar or comparable assets that have been sold or listed for sale in the primary or secondary market.	388,666	238,456	627,122
Mining rights	Evaluated by the MPEEM method that measures the present value of future income to be generated during the remaining useful life of a given asset. Using the analysis of the company's projected results as a reference, the pre-tax cash flows directly attributable to the asset are calculated, as of the base date stipulated in the evaluation.	500	269,385	269,885
Licenses	Valued using the WITH / WITHOUT method, which estimates the intangible value by the difference between discounted cash flow models with and without the asset.	798	59,456	60,254
		389,964	567,297	957,261

The subsidiary CSN Cimentos has hired an independent appraiser to prepare an appraisal report of the tangible and intangible assets and allocation of the excess price paid. As provided for in item 45 of CPC15(R1) / IFRS3, the Company has up to 12 months to adjust the measurement of amounts, due to unknown events at the acquisition date. After the conclusion of the appraisal report, the Company reclassified the amount of BRL27,667 from goodwill for future profitability to goodwill allocated to licenses and mining rights.

10.d)Joint	ventures and joint operations financial information

The balance sheet and income statement balances of the companies whose control is shared are shown below and refer to 100% of the companies’ results:

				09/30/2022				12/31/2021
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.27%	47.26%	50.00%	48.75%	37.27%	47.26%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	1,468,493	1,798	11,946	64,024	1,836,612	1,259	2,077	42,500
Advances to suppliers	30,866	2,165	1,201	1,255	44,011	11,486	407	1,254
Other current assets	1,106,270	64,559	10,598	21,888	1,065,913	55,334	8,862	18,453
Total current assets	2,605,629	68,522	23,745	87,167	2,946,536	68,079	11,346	62,207
Non-current Assets
Other non-current assets	892,719	108,365	1,587	19,461	980,861	124,776		19,578
Investments, PP&E and intangible assets	11,063,507	10,787,609	37,844	332,002	9,614,144	10,145,422	28,964	358,265
Total non-current assets	11,956,226	10,895,974	39,431	351,463	10,595,005	10,270,198	28,964	377,843
Total Assets	14,561,855	10,964,496	63,176	438,630	13,541,541	10,338,277	40,310	440,050

Current Liabilities
Borrowings and financing	887,853	126,226	6,818		767,992	228,769	4,041
Lease liabilities	454,470		724		383,323
Other current liabilities	1,354,088	151,679	5,145	29,860	1,513,799	157,946	4,063	40,473
Total current liabilities	2,696,411	277,905	12,687	29,860	2,665,114	386,715	8,104	40,473
Non-current Liabilities
Borrowings and financing	3,606,068	7,021,144	14,402		3,551,278	6,665,700	15,351
Lease liabilities	2,048,539		463		1,718,366
Other non-current liabilities	736,016	1,357,208	1,352	18,842	759,538	928,254		16,098
Total non-current liabilities	6,390,623	8,378,352	16,217	18,842	6,029,182	7,593,954	15,351	16,098
Shareholders’ equity	5,474,821	2,308,239	34,272	389,928	4,847,245	2,357,608	16,855	383,479
Total liabilities and shareholders’ equity	14,561,855	10,964,496	63,176	438,630	13,541,541	10,338,277	40,310	440,050

	01/01/2022 a 09/30/2022				01/01/2021 a 09/30/2021
	Joint-Venture			Joint-Operation		Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.27%	47.26%	50.00%	48.75%	33.22%	47.26%	50.00%	48.75%
Statements of Income
Net revenue	4,118,869	309	28,351	140,165	3,355,759	138	7,600	172,000
Cost of sales and services	(2,585,717)		(17,480)	(73,053)	(2,129,256)		(6,096)	(60,167)
Gross profit	1,533,152	309	10,871	67,112	1,226,503	138	1,504	111,833
Operating (expenses) income	(182,821)	(30,798)	(2,535)	(56,903)	(58,259)	(67,612)	(1,238)	(50,905)
Financial income (expenses), net	(489,263)	(18,881)	(2,256)	1,162	(209,883)	(15,003)	2	(10)
Income before income tax and social contribution	861,068	(49,370)	6,080	11,371	958,361	(82,477)	268	60,918
Current and deferred income tax and social contribution	(233,918)		(900)	(4,111)	(325,005)			(20,774)
Profit / (loss) for the period	627,150	(49,370)	5,180	7,260	633,356	(82,477)	268	40,144

10.e)	TRANSNORDESTINA LOGÍSTICA SA (“TLSA”)

It is in the pre-operational phase and should remain so until the completion of Mesh II. The approved schedule, which provided for the completion of the work for January 2017, is currently under discussion with the responsible bodies. Its Management understands that new deadlines for the completion of the project will not substantially negatively imply the expected return on investment.

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Management relies on resources from its shareholders and third parties to complete the work, which it expects to be available, based on previously concluded agreements and recent discussions between the parties involved. After evaluating this matter, Management concluded that the use of the project’s business continuity accounting basis in the preparation of the interim financial statements was considered appropriate.

10.f)Intention	and/or acquire companies

- Acquisition of Companhia Estadual e Geração de Energia Elétrica ("CEEE-G")

On July 29, 2022, the Company, through its subsidiary Companhia Florestal do Brasil S.A., was the winner of the auction bidding procedure carried out in the form of Edital no. 01/2022, ("Edital") and promoted by the Government of the State of Rio Grande do Sul in the context of the CEEE-G privatization process, for the acquisition of shares representing 66.23% of the capital stock of CEEE-G, for the amount of BRL928,000. On October 21, 2022, the subsidiary Companhia Florestal do Brasil concluded the acquisition of shares representing 66.23% of the CEEE-g’s capital, for BRL928,000.

- Acquisition of Companhia Energética Chapecó - CEC

On July 25, 2022, the Company and its subsidiary CSN Mineração entered into a Private Instrument of Assignment of Rights and Obligations. Through this Assignment Instrument, in order to support and strengthen the strategy to expand the mining business, CSN assigned and transferred to CSN Mineração the rights and obligations arising from the Share Purchase and Sale Agreement ("Purchase and Sale Agreement") signed on July 1, 2022 between CSN, together with CSN Energia, Astra Infraestrutura I Fundo de Investimento em Participação Multiestratégia and BMPI Infra S. A. A. In this Purchase and Sale Agreement, CSN Energia and CSN committed to acquire 100% of the shares of Companhia Energética Chapecó - CEC, holder of the concession for the Usina Hidrelétrica Quebra-Queixo, which has an installed capacity of 120MW, for the base price of BRL427,518

10.g)	Investment properties:

The balance of investment properties is shown below:

			Consolidated		Parent Company
	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2021	101,542	60,639	162,181	94,286	48,292	142,578
Cost	101,542	87,977	189,519	94,286	74,392	168,678
Accumulated depreciation		(27,338)	(27,338)		(26,100)	(26,100)
Balance at December 31, 2021	101,542	60,639	162,181	94,286	48,292	142,578
Depreciation (note 25)		(2,304)	(2,304)		(1,805)	(1,805)
Write-off	(30)		(30.00)	(30)		(30)
Balance at September 30, 2022	101,512	58,335	159,847	94,256	46,487	140,743
Cost	101,512	87,977	189,489	94,256	74,392	168,648
Accumulated depreciation		(29,642)	(29,642)		(27,905)	(27,905)
Balance at September 30, 2022	101,512	58,335	159,847	94,256	46,487	140,743

The Company's management estimate of the fair value of the investment properties was realized for December 31, 2021.

The fair value of investment property in the consolidated balance of September 30, 2022, and December 31, 2021, is BRL2,055,976 and in the parent company BRL1,992,956.

The average estimated useful lives for the period are as follows (in years):

		Consolidated		Parent Company
	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Buildings	27	27	28	28

11.	PROPERTY, PLANT AND EQUIPMENT

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	Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2021	349,495	3,019,934	13,800,888	29,037	3,643,682	581,824	106,274	21,531,134
Cost	349,495	5,358,388	29,348,048	190,847	3,643,682	754,606	445,870	40,090,936
Accumulated depreciation		(2,338,454)	(15,547,160)	(161,810)		(172,782)	(339,596)	(18,559,802)
Balance at December 31, 2021	349,495	3,019,934	13,800,888	29,037	3,643,682	581,824	106,274	21,531,134
Effect of foreign exchange differences	(16,890)	(27,700)	(88,164)	(1,034)	(10,616)	(1,697)	(323)	(146,424)
Acquisitions		24,007	191,813	5,278	2,099,469	24,501	54,854	2,399,922
Capitalized interest (1) (notes 27 and 30)					97,490			97,490
Write-offs (note 26)		32,093	(10,762)	(30)	(31,646)	(754)	(432)	(11,531)
Depreciation (note 25)		(142,968)	(1,680,155)	(4,827)		(67,446)	(47,798)	(1,943,194)
Transfers to other asset categories	(70,522)	7,872	1,698,061	240	(1,646,058)		10,407
Transfers to intangible assets					(75,499)			(75,499)
Right of use - Remesurement						69,756		69,756
Consolidation of Topázio Energética, Santa Ana e Brasil Central (note 10.c)	544	76,042	21,870		909	233		99,598
Consolidation of Metalgrafica Iguaçu	11,579		125,309	126		726	238	137,978
Consolidation of CSN Cimentos Brasil	103,659	932,064	1,857,496	7,073	105,519	42,313	137,851	3,185,975
Others		110	1,717	194		(36)		1,985
Balance at September 30, 2022	377,865	3,921,454	15,918,073	36,057	4,183,250	649,420	261,071	25,347,190
Cost	377,865	7,339,511	34,356,302	275,203	4,183,250	1,026,084	856,553	48,414,768
Accumulated depreciation		(3,418,057)	(18,438,229)	(239,146)		(376,664)	(595,482)	(23,067,578)
Balance at September 30, 2022	377,865	3,921,454	15,918,073	36,057	4,183,250	649,420	261,071	25,347,190

	Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2021	25,618	281,942	6,416,890	9,089	740,688	15,996	18,619	7,508,842
Cost	25,618	497,690	14,085,249	97,544	740,688	35,633	127,281	15,609,703
Accumulated depreciation		(215,748)	(7,668,359)	(88,455)		(19,637)	(108,662)	(8,100,861)
Balance at December 31, 2021	25,618	281,942	6,416,890	9,089	740,688	15,996	18,619	7,508,842
Acquisitions			104,584	523	850,860	2,300	1,600	959,867
Capitalized interest (1) (notes 27 and 30)					29,358			29,358
Write-offs (note 26)			(1,035)					(1,035)
Depreciation (note 25)		(13,886)	(755,121)	(1,298)		(5,259)	(4,411)	(779,975)
Transfers to other asset categories		5,560	643,016		(649,678)		1,102	-
Transfers to intangible assets					(570)			(570)
Right of use - Remesurement						201		201
Others			(58)		(1)			(59)
Balance at September 30, 2022	25,618	273,616	6,408,276	8,314	970,657	13,238	16,910	7,716,629
Cost	25,618	501,387	14,834,659	98,006	970,657	38,134	129,489	16,597,950
Accumulated depreciation		(227,771)	(8,426,383)	(89,692)		(24,896)	(112,579)	(8,881,321)
Balance at September 30, 2022	25,618	273,616	6,408,276	8,314	970,657	13,238	16,910	7,716,629

(*) Refer substantially to: i) in the consolidated table: assets for railway use, such as yards, rails, mines, and sleepers; and ii) in the parent company's table: improvements to third-party assets, vehicles and hardware.

(1)	The capitalized borrowing costs are basically determined for the projects in Steelmaking and Mining refer substantially to:

- CSN: Technological updates and acquisition of new equipment for maintenance of the production capacity of UPV Plant (RJ);

- CSN Mineração: Expansion of Casa de Pedra (MG) and TECAR (RJ).

(i)	Right of use

Below the movements of the right of use:

					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2021	439,285	68,145	53,759	20,635	581,824
Cost	500,826	94,196	99,103	60,483	754,608
Accumulated depreciation	(61,541)	(26,051)	(45,344)	(39,848)	(172,784)
Balance at December 31, 2021	439,285	68,145	53,759	20,635	581,824
Effect of foreign exchange differences		(26)	(1,010)	(661)	(1,697)
Addition	857		7,193	16,451	24,501
Consolidation of Topázio Energética, Santa Ana e Brasil Central (note 10.c)			233		233
Consolidation of Metalgrafica Iguaçu	726				726
Consolidation of CSN Cimentos Brasil S.A.	366		41,947		42,313
Remesurement	20,009	6,157	41,455	2,135	69,756
Depreciation	(12,780)	(6,095)	(39,969)	(8,602)	(67,446)
Write-offs			(754)		(754)
Transfers to other asset categories	(87)	(380)	(188)	655
Others		1	(37)		(36)
Balance at September 30, 2022	448,376	67,802	102,629	30,613	649,420
Cost	526,782	99,955	320,760	78,593	1,026,090
Accumulated depreciation	(78,406)	(32,153)	(218,131)	(47,980)	(376,670)
Balance at September 30, 2022	448,376	67,802	102,629	30,613	649,420

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				Parent Company
	Land	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2021	15,543	40	413	15,996
Cost	33,307	137	2,189	35,633
Accumulated depreciation	(17,764)	(97)	(1,776)	(19,637)
Balance at December 31, 2021	15,543	40	413	15,996
Addition		2,300		2,300
Remesurement	201			201
Depreciation	(3,061)	(2,074)	(124)	(5,259)
Balance at September 30, 2022	12,683	266	289	13,238
Cost	33,508	2,437	2,189	38,134
Accumulated depreciation	(20,825)	(2,171)	(1,900)	(24,896)
Balance at September 30, 2022	12,683	266	289	13,238

The average estimated useful lives are as follows (in years):

		Consolidated		Parent Company
	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Buildings and Infrastructure	34	34	31	31
Machinery, equipment and facilities	18	18	20	21
Furniture and fixtures	12	12	13	13
Others	9	10	12	12

12.	INTANGIBLE ASSETS

							Consolidated	Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2021	3,729,236	207,912	66,440	213,609	3,437,883	1,970	7,657,050	59,729	59,729
Cost	3,969,643	816,206	221,712	213,609	3,484,778	1,970	8,707,918	167,771	167,771
Accumulated amortization	(131,077)	(608,294)	(155,272)		(46,895)		(941,538)	(108,042)	(108,042)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2021	3,729,236	207,912	66,440	213,609	3,437,883	1,970	7,657,050	59,729	59,729
Effect of foreign exchange differences		(32,479)	(689)	(34,827)		(323)	(68,318)
Acquisitions			686		1,247		1,933
Consolidation of Metalgrafica Iguaçu	96,472		143				96,615
Consolidation of CSN Cimentos Brasil			4,973		2,456		7,429
Transfer of property, plant and equipment			4,506		70,993		75,499	570	570
Amortization (note 25)		(43,747)	(10,989)		(30,156)		(84,892)	(8,360)	(8,360)
Balance at September 30, 2022	3,825,708	131,686	65,070	178,782	3,482,423	1,647	7,685,316	51,939	51,939
Cost	4,484,085	681,940	267,098	178,782	3,560,935	1,647	9,174,487	168,343	168,343
Accumulated amortization	(549,047)	(550,254)	(202,028)		(78,512)		(1,379,841)	(116,404)	(116,404)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at September 30, 2022	3,825,708	131,686	65,070	178,782	3,482,423	1,647	7,685,316	51,939	51,939

(*) Composed mainly of mining rights. Amortization is based on production volume.

The average useful life by nature is as follows (in years):

		Consolidated		Parent Company
	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Software	9	9	10	9
Customer relationships	13	13

12.a)	Goodwill impairment test

Goodwill arising from expected future profitability of acquired companies and intangible assets with indefinite useful lives (brands) were allocated to CSN’s cash generating units (CGUs) which represent the lowest level of assets or group of assets of the Company. According to CPC 01 (R1) / IAS36, when a CGU has an intangible asset with no defined useful life allocated, the Company must perform an impairment test.

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The assumptions used for impairment assessment in December 2021 remain in place and there is no event that would justify recording impairment on September 30, 2022.

13.	BORROWINGS AND FINANCING

The balances of loans, financing and debentures that are recorded at amortized cost are as follows:

				Consolidated	Parent Company
	Current Liabilities		Non-current Liabilities		Current Liabilities		Non-current Liabilities
	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021

Foreign Debt
Floating Rates:
Prepayment	996,608	1,626,521	6,332,913	3,875,713	485,919	1,557,329	1,694,158	1,099,080
Fixed Rates:
Bonds, Perpetual bonds, Facility, CCE and ACC	720,085	678,239	16,596,645	15,380,392	54,066
Intercompany					55,992	61,018	8,515,534	8,218,041
Fixed interest in EUR
Intercompany					34,866	600	1,748,282	1,312,209
Facility	222,457	550,460	22,484	79,013
	1,939,150	2,855,220	22,952,042	19,335,118	630,843	1,618,947	11,957,974	10,629,330

Debt agreements in Brazil
Floating Rate Securities in BRL:
BNDES/FINAME/FINEP, Debentures, NCE and CCB	3,106,217	2,677,516	9,683,301	7,886,796	2,587,723	2,269,603	4,490,906	5,977,676
	3,106,217	2,677,516	9,683,301	7,886,796	2,587,723	2,269,603	4,490,906	5,977,676
Total Borrowings and Financing	5,045,367	5,532,736	32,635,343	27,221,914	3,218,566	3,888,550	16,448,880	16,607,006
Transaction Costs and Issue Premiums	(64,806)	(45,877)	(436,593)	(201,251)	(23,500)	(24,322)	(25,411)	(38,390)
Total Borrowings and Financing + Transaction cost	4,980,561	5,486,859	32,198,750	27,020,663	3,195,066	3,864,228	16,423,469	16,568,616

13.a)	Borrowing and amortization, financing, and debentures

The following table shows amortization and funding during the period:

		Consolidated		Parent Company
	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Opening balance	32,507,522	35,270,653	20,432,844	28,282,246
New debts	13,391,585	12,915,332	5,884,255	5,699,542
Repayment	(8,211,226)	(17,639,178)	(6,381,841)	(14,280,369)
Payments of charges	(1,631,139)	(2,137,782)	(719,792)	(819,648)
Accrued charges (note 27)	1,884,051	2,140,961	925,321	759,955
Acquisition of Elizabeth		372,123
Consolidation of Metalgrafica Iguaçu	81,978
Others (1)	(843,460)	1,585,413	(522,252)	791,118
Closing balance	37,179,311	32,507,522	19,618,535	20,432,844

1.	Including unrealized exchange and monetary variations and funding cost.

The Company entered into new debt agreements and amortized borrowings, financing and debentures during 2022, as shown below:

			Consolidated
			09/30/2022
Nature	New debts	Repayment	Interest payment
Prepayment	2,131,171	(458,083)	(83,152)
Bonds, Perpetual bonds, ACC, CCE and Facility (1)	5,926,241	(2,799,319)	(669,120)
BNDES/FINAME, Debentures, NCE and CCB (2)	5,334,173	(4,953,824)	(878,867)
	13,391,585	(8,211,226)	(1,631,139)

(1) In the first quarter of 2022, the Company, through its subsidiary CSN Resources, issued debt securities in the foreign market in the amount of US$500 million, equivalent to BRL2.6 billion, maturing in 2032 ("Notes"). Additionally, it used part of the funds in the

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amount of US$300 million, equivalent to BRL1.5 billion in the "Tender Offer" for the Notes issued by CSN Resources, maturing in 2026. These Notes are unconditionally and irrevocably guaranteed by the Company. In the first quarter of 2022, the Company contracted a loan in the amount of US$115 million equivalent to BRL605 million through its subsidiary CSN Cimentos, maturing between 2025 and 2027.

In the second quarter of 2022 the subsidiary CSN Mineração contracted a prepayment of US$445 million equivalent to BRL2.1 billion, with maturity between 2025 and 2032.

(2) In the first quarter of 2022 The Company, through its subsidiary CSN Cimentos, issued 1,200 debentures in the total amount of BRL1.2 billion, maturing between 2030 and 2032. The CSN contracted a loan in the amount of BRL600 million from Banco do Brasil maturing in May 2022.

In the third quarter the Company issued the second debentures of its subsidiary CSN Mineração in the total amount of BRL1.4 billion, with maturities ranging from 2032 to 2037. The subsidiary CSN Cimentos S.A. also issued debentures, in the total amount of BRL675 million. Maturities are scheduled from 2025 to 2027.

13.b)Maturities	of loans, financing and debentures presented in current and non-current liabilities

			Consolidated			Parent Company
			09/30/2022			09/30/2022
	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total
Average rate	in Dollar 5.53% in Euro 1.95%	in Real 15.25%		in Dollar 2.74% in Euro 3.38%	in Real 15.29%
2022	806,940	1,313,426	2,120,366	221,052	1,052,500	1,273,552
2023	1,375,036	2,340,807	3,715,843	825,861	1,881,533	2,707,394
2024	482,149	984,881	1,467,030	5,737,040	723,115	6,460,155
2025	1,438,120	948,102	2,386,222	1,534,218	653,108	2,187,326
2026	2,551,495	1,089,812	3,641,307	560,693	803,108	1,363,801
2027 a 2030	10,059,971	2,561,990	12,621,961	834,509	1,790,989	2,625,498
After 2030	8,177,481	3,550,500	11,727,981	2,875,444	174,276	3,049,720
	24,891,192	12,789,518	37,680,710	12,588,817	7,078,629	19,667,446

•      Covenants

The Company maintains contracts that provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and performance indicators, such as the equity ratio disclosure of its audited financial statements according to regulatory deadlines or payment of commission for risk assumption, if the indicator of net debt to EBITDA reaches the levels foreseen in those contracts.

To the moment, the Company is compliant with the financial and non-financial obligations (covenants) of its existing contracts.

14.	FINANCIAL INSTRUMENTS

14.a)	- Identification and valuation of financial instruments

The Company may operate with several financial instruments, with emphasis on cash and cash equivalents, including financial investments, marketable securities, accounts receivable from customers, accounts payable to suppliers and borrowings and financing. Additionally, we may also operate with derivative financial instruments, such as swap exchange rate, swap interest and derivatives with commodities.

Considering the nature of the instruments, the fair value is basically determined by the use of quotations in the capital markets in Brazil and the Mercantile and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity. Considering the term and characteristics of these instruments, fair values do not differ from the recorded amounts.

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•	Classification of financial instruments

							Consolidated
Consolidated				09/30/2022			12/31/2021
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4		14,319,373	14,319,373		16,646,480	16,646,480
Short-term investments	5	1,288,977	188,638	1,477,615	2,383,059	261,673	2,644,732
Trade receivables	6		2,733,706	2,733,706		2,597,838	2,597,838
Dividends and interest on equity	9		61,924	61,924		76,878	76,878
Trading securities	9	11,969		11,969	12,028		12,028
Loans - related parties	9		5,391	5,391		4,511	4,511
Total		1,300,946	17,309,032	18,609,978	2,395,087	19,587,380	21,982,467

Non-current
Investments	5		152,348	152,348		147,671	147,671
Other trade receivables	9		5,155	5,155		2,345	2,345
Eletrobrás compulsory loan	9		902,059	902,059		859,607	859,607
Receivables by indemnity	9		970,435	970,435		534,896	534,896
Loans - related parties	9		1,346,260	1,346,260		1,143,228	1,143,228
Investments	10	162,343		162,343	190,321		190,321
Total		162,343	3,376,257	3,538,600	190,321	2,687,747	2,878,068

Total Assets		1,463,289	20,685,289	22,148,578	2,585,408	22,275,127	24,860,535

Liabilities
Current
Borrowings and financing	13		5,045,367	5,045,367		5,532,736	5,532,736
Leases	15		168,134	168,134		119,047	119,047
Trade payables	16		6,259,680	6,259,680		6,446,999	6,446,999
Trade payables -drawee risk	17		5,506,326	5,506,326		4,439,967	4,439,967
Dividends and interest on capital	17		454,520	454,520		1,206,870	1,206,870
Total			17,434,027	17,434,027		17,745,619	17,745,619

Non-current
Borrowings and financing	13		32,635,343	32,635,343		27,221,914	27,221,914
Leases	15		525,108	525,108		492,504	492,504
Trade payables	16		40,188	40,188		98,625	98,625
Derivative financial instruments	17	90,928		90,928	101,822		101,822
Total		90,928	33,200,639	33,291,567	101,822	27,813,043	27,914,865

Total Liabilities		90,928	50,634,666	50,725,594	101,822	45,558,662	45,660,484

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	Parent Company
Parent Company				09/30/2022			12/31/2021
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4		2,764,344	2,764,344		3,885,265	3,885,265
Short-term investments	5	1,288,977	50,387	1,339,364	2,383,059	43,398	2,426,457
Trade receivables	6		2,103,276	2,103,276		2,375,512	2,375,512
Dividends and interest on equity	9		150,989	150,989		486,506	486,506
Trading securities	9	11,850		11,850	11,935		11,935
Loans - related parties	9		5,391	5,391		4,511	4,511
Total		1,300,827	5,074,387	6,375,214	2,394,994	6,795,192	9,190,186

Non-current
Investments	5		136,167	136,167		132,523	132,523
Other trade receivables	9		1,003	1,003		1,003	1,003
Eletrobrás compulsory loan	9		899,324	899,324		858,876	858,876
Receivables by indemnity	9		970,435	970,435		534,896	534,896
Loans - related parties	9		1,582,484	1,582,484		1,290,295	1,290,295
Investments	10	162,343		162,343	190,321		190,321
Total		162,343	3,589,413	3,751,756	190,321	2,817,593	3,007,914

Total Assets		1,463,170	8,663,800	10,126,970	2,585,315	9,612,785	12,198,100

Liabilities
Current
Borrowings and financing	13		3,218,566	3,218,566		3,888,550	3,888,550
Leases	15		8,524	8,524		7,602	7,602
Trade payables	16		4,006,546	4,006,546		4,710,811	4,710,811
Trade payables -drawee risk	17		5,328,002	5,328,002		4,439,967	4,439,967
Dividends and interest on capital	17		455,002	455,002		1,125,359	1,125,359
Total			13,016,640	13,016,640		14,172,289	14,172,289

Non-current
Borrowings and financing	13		16,448,880	16,448,880		16,607,006	16,607,006
Derivative financial instruments	17	69,394		69,394	101,822		101,822
Leases	15		6,567	6,567		10,339	10,339
Trade payables	16		18,642	18,642		43,396	43,396
Total		69,394	16,474,089	16,543,483	101,822	16,660,741	16,762,563

Total Liabilities		69,394	29,490,729	29,560,123	101,822	30,833,030	30,934,852

•	Fair value measurement

The table below shows the financial instruments recorded at fair value through profit or loss, classifying them according to the fair value hierarchy:

Consolidated			09/30/2022			12/31/2021
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial investments	1,288,977		1,288,977	2,383,059		2,383,059
Trading securities	11,969		11,969	12,028		12,028
Non-current
Investments	162,343		162,343	190,321		190,321
Total Assets	1,463,289		1,463,289	2,585,408		2,585,408

Liabilities
Non-current
Derivative financial instruments		90,928	90,928		101,822	101,822
Total Liabilities		90,928	90,928		101,822	101,822

Level 1 - Data prices are quoted in an active market for items identical to the assets and liabilities being measured.

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Level 2 - Consider inputs observable in the market, such as interest rates, exchange rates, etc., but are not prices negotiated in active markets.

There are no assets or liabilities classified as level 3.

14.b)	- Financial risk management:

The Company uses risk management strategies with guidance on the risks incurred by us. The nature and general position of financial risks are regularly monitored and managed in order to assess results and the financial impact on cash flow. Credit limits and hedge quality of counterparties are also reviewed periodically.

Market risks are hedged when we consider necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

We are exposed to exchange rate, interest rate, market price and liquidity risks.

The Company may manage some of the risks through the use of derivative instruments not associated with any speculative trading or short selling.

•	Exchange rate risk:

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company’s functional currency is substantially the Real and is referred as natural exchange exposure. The net exposure is the result of the offsetting of the natural exchange exposure by the instruments of hedge adopted by CSN.

The consolidated net exposure as of September 30, 2022, is shown below:

		09/30/2022
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	1,354,053	63,059
Trade receivables	156,466	3,973
Financial investments	25,185
Borrowings and financing	(4,499,027)	(4,250)
Trade payables	(513,619)	(23,490)
Other liabilities	(87,977)	(2)
Natural Gross Foreign Exchange Exposure (assets - liabilities)	(3,564,919)	39,290
Cash flow hedge accounting	3,964,600
Exchange rate swap CDI x Dollar	(67,000)
Exchange rate swap Real x Dollar	(115,000)
Net foreign exchange exposure	217,681	39,290

CSN uses Hedge Accounting strategy, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for currency volatility, using the exchange rate closing rate as of September 30, 2022, as a reference.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

				09/30/2022
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.4066	5.2824	6.7583	8.1099
EUR	5.2904	5.1451	6.6130	7.9356
USD x EUR	0.9785	0.9740	1.2231	1.4678

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The effects on the result, considering scenarios 1 and 2 are shown below:

					09/30/2022
Instruments	Notional	Risk	Probable scenario (*) BRL	Scenario 1 BRL	Scenario 2 BRL

Gross exchange position	(3,564,919)	Dollar	442,763	(4,818,523)	(9,637,046)

Cash flow hedge accounting	3,964,600	Dollar	(492,403)	5,358,752	10,717,503

Exchange rate swap CDI x Dollar	(67,000)	Dollar	8,321	(90,561)	(181,121)

Exchange rate swap Real x Dollar	(115,000)	Dollar	14,283	(155,440)	(310,880)

Net exchange position	217,681	Dollar	(27,036)	294,228	588,456

Net exchange position	39,290	Euro	(5,709)	51,965	103,930

(*) The probable scenarios were calculated considering the following variations for risks: Real x Dollar –valuation of the Real by 3.70% / Real x Euro - valuation of the Real by 3.97% / Euro x Dollar - devaluation of Euro by 0.29%. Source: Central Bank of Brazil and European Central Bank quotations on October 14,2022.

•	Interest rate risk:

This risk arises from financial investments, borrowings and financing and debentures linked to the fixed and floating interest rates of the CDI, TJLP and LIBOR, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis table below.

With the modification of the global financial market in recent years and in line with the recommendations of international regulatory agencies, the market has transitioned from the Libor rate (London Interbank Offered Rate) to the SOFR (Secured Overnight Financing Rate) as of 2022. Therefore, the Company is now exposed to some foreign currency borrowings by SOFR.

Sensitivity analysis of changes in interest rates

We present below the sensitivity analysis for interest rate risks. The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for interest rate volatility using the closing rate as of September 30, 2022, as a reference.

The interest rates used in the sensitivity analysis and their respective scenarios are shown below:

			09/30/2022
Interest	Interest rate	Scenario 1	Scenario 2
CDI	13.65%	17.06%	20.48%
TJLP	7.01%	8.76%	10.52%
LIBOR	3.66%	4.58%	5.49%

The effects on profit and loss, considering scenarios 1 and 2 are shown below:

						Consolidated
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	13.65	6,212,024	(10,876,482)	(5,301,156)	(5,460,331)	(5,619,505)
TJLP	7.01		(1,047,055)	(1,120,454)	(1,138,804)	(1,157,153)
Libor	3.66		(7,197,807)	(7,461,289)	(7,527,160)	(7,593,031)

(*) The sensitivity analysis is based on the premise of maintaining the market values as of September 30, 2022, as a probable scenario recorded in the company’s assets and liabilities.

•	Market price risk:

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The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities can be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward transactions, futures, and options.

Below are the instruments for price risk protection:

a) Cash flow hedge accounting - "Platts" index

The Company had derivative operations for iron ore, contracted by the subsidiary CSN Mineração, with the objective of reducing the volatility of its exposure to the commodity. In 2022, derivative operations were contracted and fully settled on May 31, 2022.

In order to better reflect the accounting effects of the Platts hedge strategy in the result, CSN Mineração opted to make the formal designation of the hedge and consequently adopted hedge accounting of the iron ore derivative as a hedge accounting instrument of its highly probable future iron ore sales. With this, the mark-to-market resulting from the volatility of Platts will be temporarily recorded in shareholders' equity and will be taken to the result when the referred sales occur according to the contracted period of assessment, thus allowing the recognition of the volatility of Platts on the sales of iron ore to be recognized at the same moment.

The table below shows the result of the derivative instrument until September 30, 2022:

		09/30/2022	09/30/2021	09/30/2022	09/30/2021
		Other income and expenses (note 25)		Exchange variation
Maturity	Notional
02/02/2021 to 10/02/2021 (Settled)	Platts		(27,728)		16,790
05/31/2022 (Settled)	Platts	23,374		(1,087)
		23,374	(27,728)	(1,087)	16,790

The changes in the amounts related to cash flow hedge accounting - Platts index recorded in shareholders' equity on September 30, 2022, are shown as follows:

	12/31/2021	Movement	Realization	09/30/2022
Cash flow hedge accounting–“Platts”		(23,374)	23,374
Income tax and social contribution on cash flow hedge accounting		7,947	(7,947)
Fair Value of cash flow accounting - Platts, net		(15,427)	15,427

The cash flow hedge accounting - Platts index - has been fully effective since the derivative instruments were contracted.

To support the above-mentioned designations, the Company prepared formal documentation indicating how the designation of cash flow hedge accounting - Platts index is aligned with CSN's risk management objective and strategy, identifying the hedge instruments used, the hedge object, the nature of the risk to be protected and demonstrating the expectation of high effectiveness of the relations designated. Iron ore derivative instruments ("Platts" index) were designated in amounts equivalent to the portion of future sales, comparing the amounts designated with the amounts expected and approved in the Management and Board budgets.

b) Cash flow hedge accounting - Foreign Exchange

The Company and its subsidiary CSN Mineração formally designates relations of hedge of cash flows to protect highly probable future flows exposed to the dollar related to sales made in dollars.

With the objective of better reflecting the accounting effects of the hedge exchange rate in the result, CSN designated part of its dollar liabilities as an instrument of future hedge exports. As a result, the exchange rate variation resulting from the designated liabilities will be transiently recorded in shareholders’ equity and will be reflected in the income statement when said exports occur, thus allowing the recognition of dollar fluctuations on liabilities and on exports to

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be recorded at the same time. It is noteworthy that the adoption of this accounting hedge does not imply the contracting of any financial instrument.

The table below presents a summary of the relations of hedge as of September 30, 2022:

									09/30/2022
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (BRL'000)	Impact on Shareholders' equity (BRL'000)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - BRL vs. US$ spot rate	August 2018 - October 2022	3.2850	30,000	(24,000)		(12,730)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - BRL vs. US$ spot rate	August 2018 - October 2022	3.3254	100,000	(100,000)		(39,382)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - BRL vs. US$ spot rate	August 2018 - October 2022	3.3557	25,000	(24,150)		(1,743)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - BRL vs. US$ spot rate	August 2018 - October 2022	3.3557	70,000	(56,000)		(28,713)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - BRL vs. US$ spot rate	August 2018 - October 2022	3.3557	30,000	(24,000)		(20,351)
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - BRL vs. US$ spot rate	August 2018 - October 2022	3.3815	30,000	(24,000)		(12,151)
8/3/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - BRL vs. US$ spot rate	July 2018 - October 2022	3.3940	355,000	(343,000)		(24,151)
4/2/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - BRL vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(924,045)	(60,790)	(659,178)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - BRL vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(770,061)	(682,259)	(940,202)
1/10/2020	Bonds with no maturity date and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - BRL vs. US$ spot rate	March 2020 - December 2050	4.0745	1,416,000	(1,287,000)	(67,766)	(1,386,441)
1/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - BRL vs. US$ spot rate	March 2027 - January 2028	4.2064	1,000,000			(1,200,200)
6/1/2022	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - BRL vs. US$ spot rate	June 2022 - April 2032	4.7289	1,145,300	(37,600)	(19,317)	(750,687)
6/1/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - BRL vs. US$ spot rate	June 2022 - May 2033	4.7289	878,640	(14,290)	(8,511)	(585,770)
Total						7,592,746	(3,628,146)	(838,643)	(5,661,699)

(*) On September 30, 2022, the amount of (BRL838,643) was recorded under Other Operating Expenses in Consolidated and the amount of (BRL830,132) in the Parent Company. On September 30, 2021, the amount of (BRL317,472) was recorded under Other Operating Expenses in Consolidated and in the Parent Company.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The realization of Hedge accounting cash flow is recognized in Other operating income and expenses, note 26.

As of September 30, 2022, the hedging relationships established by the Company were effective according to the retrospective and prospective tests performed. Thus, no reversal for hedge accounting ineffectiveness was recognized.

c)Net investment hedge in foreign subsidiaries

The information related to the net investment hedge did not change in relation to that disclosed in the Company's accounts as of December 31, 2021. The balance recorded on September 30, 2022, and December 31, 2021, is BRL6,293.

d) Hedge Accounting Movements

The changes in the amounts related to cash flow hedge accounting recorded in equity on September 30, 2022 are shown as follows:

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				Consolidated
	12/31/2021	Movement	Realization	09/30/2022
Cash flow hedge accounting	5,763,401	736,941	(838,643)	5,661,699
Income tax and social contribution on cash flow hedge accounting	(1,959,556)	(250,560)	285,139	(1,924,977)
Fair Value of cash flow accounting, net taxes	3,803,845	486,381	(553,504)	3,736,722

				Parent Company
	12/31/2021	Movement	Realization	09/30/2022
Cash flow hedge accounting	5,763,401	142,660	(830,132)	5,075,929
Income tax and social contribution on cash flow hedge accounting	(1,959,556)	(48,504)	282,245	(1,725,815)
Fair Value of cash flow accounting, net taxes	3,803,845	94,156	(547,887)	3,350,114

•	Credit risk

The exposure to credit risks of financial institutions complies with the parameters established in the financial policy. The Company practices a detailed analysis of the financial position of its customers and suppliers, the determination of a credit limit and the permanent monitoring of its outstanding balance.

With regards to financial investments, the Company only invests in institutions with low credit risk assessed by credit rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the country.

As for the exposure to credit risk in accounts receivable and other receivables, the Company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms, and periodically reviewed based on procedures and circumstances of each business area.

•	Liquidity risk

It is the risk that the Company may not have sufficient net funds to settle its financial commitments, as a result of the mismatch of term or volume between expected receipts and payments.

Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury Department. The payment schedules for long-term installments of borrowings and financing and debentures are presented in note 13.

The following are the contractual maturities of financial liabilities including interest.

					Consolidated
At September 30, 2022	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures (note 13)	5,045,367	2,257,863	6,027,529	24,349,951	37,680,710
Lease Liabilities (note 15)	168,134	161,726	141,466	221,916	693,242
Derivative financial instruments (note 14 a)		90,928			90,928
Trade payables (note 16)	6,259,680	37,263	2,925		6,299,868
Trade payables - Drawee Risk (note 17)	5,506,326				5,506,326
Dividends and interest on equity (note 17)	454,520				454,520
	17,434,027	2,547,780	6,171,920	24,571,867	50,725,594

IV – Fair values of assets and liabilities in relation to the book value

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and non-current assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the financial statements at their amortized cost, which are substantially similar to those that would be obtained if they were traded on the market. The fair values of other long-term assets and liabilities do not differ significantly from their book values, except for the amounts below.

The estimated fair value for certain consolidated long-term borrowings and financing was calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

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		09/30/2022		12/31/2021
	Closing Balance	Fair value	Closing Balance	Fair value
Fixed Rate Notes	16,254,520	12,806,846	15,617,091	15,700,276

14.c)	Instruments protection: Derivatives and Hedge accounting cash flow and net investment hedge in foreign subsidiaries

• Derivative financial instruments portfolio position

Swap exchange rate Dollar x Euro

The subsidiary Lusosider Produtos Siderurgicos S/A: has derivative transactions to hedge its dollar exposure against the euro. The operation was settled in 2021.

Swap exchange rate CDI x Dollar

The Company has derivative transactions with Banco Bradesco to protect its debt in NCE raised in September 2019 with maturity in October 2023 in the amount of US$67 million (equivalent to BRL278 million) at a cost compatible with that usually practiced by the Company.

Swap exchange rate Real x Dollar

The subsidiary CSN Cimentos, after borrowing in foreign currency, contracted derivative operations to protect its exposure to the dollar, maturing on June 10, 2027.

Swap exchange rate CDI x IPCA

The subsidiaries CSN Mineração and CSN Cimentos issued debentures during 2021 and 2022, respectively, and entered derivative transactions to hedge their exposure to the IPCA. CSN Mineração's contracts have maturities scheduled from 2031 to 2037, while CSN Cimentos' contracts mature in 2032.

Below is the position of the derivatives:

							09/30/2022	09/30/2021
				Appreciation (BRL)		Fair value (market)	Impact on financial income (expenses) (note 27)
Instrument	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap

Exchange rate swap Dollar x Euro	Settled	Dollar						19,638
Exchange rate swap Dollar x Real	Settled	Dollar					176,992	37,322
Exchange rate swap CDI x Dollar	10/02/2023	Dollar	67,000	287,516	(356,910)	(69,394)	32,428	(7,151)
Exchange rate swap Real x Dollar	6/10/2027	Dollar	115,000	652,191	(673,725)	(21,534)	(21,535)
Total Swap			182,000	939,707	(1,030,635)	(90,928)	187,885	49,809

Interest rate swap
Interest rate (Debentures) CDI x IPCA	07/15/2031	Real	576,448	613,358	(630,602)	(17,244)	(48,073)	(15,380)
Interest rate (Debentures) CDI x IPCA	07/15/2032	Real	745,000	814,759	(821,669)	(6,910)	(6,910)
Interest rate (Debentures) CDI x IPCA	07/15/2036	Real	423,552	453,554	(478,151)	(24,597)	(7,164)	(17,035)
Interest rate (Debentures) CDI x IPCA	07/15/2037	Real	655,382	681,762	(692,466)	(10,704)	(10,704)
Interest rate (Debentures) CDI x IPCA	02/16/2032	Real	600,000	661,675	(649,362)	12,313	(3,348)
Interest rate (Debentures) CDI x IPCA	2/12/2032	Real	600,000	639,261	(624,092)	15,169	(23,535)
Total interest rate (Debentures) CDI x IPCA			3,600,382	3,864,369	(3,896,342)	(31,973)	(99,734)	(32,415)

				4,804,076	(4,926,977)	(122,901)	88,151	17,394

•	Classification of derivatives in the balance sheet and income

			09/30/2022	09/30/2021
Instruments	Liabilities		Financial income (expenses), net (note 27)
	Non-current	Total
Exchange rate swap (NDF) Dollar x real (settled)			176,992	37,322
Exchange rate swap Dollar x Euro (Settled)				19,638
Exchange rate swap Real x Dollar	(21,534)	(21,534)	(21,535)
Exchange rate swap CDI x Dollar	(69,394)	(69,394)	32,428	(7,151)
Interest rate swap CDI x IPCA	(31,973)	(31,973)	(99,734)	(32,415)
	(122,901)	(122,901)	88,151	17,394

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14.d)	- Investments in securities valued at fair value through profit or loss

The Company has common shares (USIM3), preferred shares (USIM5) of Siderúrgica de Minas Gerais (“Usiminas”) and shares of Panatlântica SA (PATI3), which are designated as fair value through profit or loss.

Usiminas shares are classified as current assets in financial investments and Panatlântica shares are classified as non-current assets under the investment item. They are recorded at fair value, based on the market price quote in B3.

In accordance with the Company’s policy, the gains and losses arising from the variation in the share price are recorded directly in the income statement as financial result in the case of financial investments, or as other operating income and expenses in the case of long-term investments.

Class of shares	09/30/2022				12/31/2021				09/30/2022	09/30/2021
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Profit or loss (notes 26 and 27)
USIM3	106,620,851	15.12%	8.20	874,291	106,620,851	15.12%	14.51	1,547,069	(672,778)	7,418
USIM5	55,144,456	10.07%	7.52	414,686	55,144,456	10.07%	15.16	835,990	(421,303)	559,829
				1,288,977				2,383,059	(1,094,081)	567,247
PATI3	2,705,726	11.31%	60.00	162,343	2,705,726	11.31%	70.34	190,321	(27,977)	124,542
				1,451,320				2,573,380	(1,122,058)	691,789

•	- Stock market price risk

The Company is exposed to the risk of changes in the stock price due to the investments valued at fair value through profit or loss that have their quotations based on the market price on the B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for the stock price risks. The Company considered scenarios 1 and 2 with 25% and 50% devaluation in the stock price using as reference the closing price on September 30, 2022. The probable scenario considered a 5% devaluation in the stock price.

The effects on the result, considering probable scenarios, 1 and 2 are demonstrated below:

		09/30/2022
Class of shares	Probable scenario	Scenario 1	Scenario 2
	5%	25%	50%
USIM3	(43,715)	(218,573)	(437,145)
USIM5	(20,734)	(103,672)	(207,343)
PATI3	(8,117)	(40,586)	(81,172)

14.e)	- Capital management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company’s consolidated capital structure, with financing by equity and third-party capital:

Thousands of reais	09/30/2022	12/31/2021
Shareholder's equity (equity)	23,790,514	23,374,389
Borrowings and Financing (Third-party capital)	37,179,311	32,507,522
Gross Debit/Shareholder's equity	1.56	1.39

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15.	LEASE LIABILITIES

Lease liabilities are shown below:

		Consolidated		Parent Company
	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Leases	1,933,793	1,790,193	16,559	20,113
Present value adjustment - Leases	(1,240,551)	(1,178,642)	(1,469)	(2,172)
	693,242	611,551	15,090	17,941
Classified:
Current	168,134	119,047	8,523	7,602
Non-current	525,108	492,504	6,567	10,339
	693,242	611,551	15,090	17,941

The Company has lease agreements for port terminals in Itaguaí, the Solid Bulk Terminal - TECAR, used for loading and unloading coal and iron ores and the Container Terminal - TECON, with remaining terms of 25 and 29 years, respectively, and lease agreement for railway operation using the Northeast network with a remaining term of 7 years.

Additionally, the Company has operating equipment lease agreements, used mainly in the mining and steel operations, and real estate, used as operating facilities and administrative and sales offices, in several locations where the Company operates, with remaining terms of 1 to 13 years.

The present value of the future obligations was measured using the implicit rate observed in the contracts and for the contracts that did not have a rate, the Company applied the incremental borrowing rate - IBR, both in nominal terms.

The movement of lease liabilities is shown in the table below:

		Consolidated		Parent Company
	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Opening balance	611,551	530,131	17,941	67,107
New leases	27,789	69,379	2,808	1,216
Present Value Adjustments - New leases	(3,288)	(7,273)	(508)	(104)
Contract review	69,426	109,860	201	(1,331)
Write-off	(781)	(38,626)		(17,073)
Payments	(106,934)	(114,303)	(6,584)	(9,502)
Interest appropriated	51,714	62,470	1,232	2,058
Drop down of Cements (note 10.c)				(24,430)
Acquisition of PCH Santa Ana e Sacre	259
Acquisition of Metalgráfica Iguaçu	720
Acquisition of CSN Cimentos Brasil	44,373
Exchange variation	(1,587)	(87)
Net balance	693,242	611,551	15,090	17,941

The estimated future minimum payments for the lease agreements include determinable variable payments, which are certain to occur, based on minimum performance and contractually fixed rates.

As of September 30, 2022, the expected minimum payments are the following:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	175,440	430,441	1,327,912	1,933,793
Present value adjustment - Leases	(7,306)	(127,363)	(1,105,882)	(1,240,551)
	168,134	303,078	222,030	693,242

•	Recoverable PIS / COFINS

Lease liabilities were measured at the amount of consideration with suppliers, that is, without considering the tax credits incurred after payment. The potential right of PIS and COFINS embedded in the lease liability is shown below.

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		Consolidated		Parent Company
	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Leases	1,870,790	1,777,209	15,596	18,847
Present value adjustment - Leases	(1,239,021)	(1,177,668)	(1,390)	(2,036)
Potencial PIS and COFINS credit	173,048	164,392	1,443	1,743
Present value adjustment – Potential PIS and COFINS credit	(114,609)	(108,934)	(129)	(188)

•	Lease payments not recognized as a liability:

The Company chose not to recognize lease liabilities in contracts with a term of less than 12 months and for low value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company has contracts for the right to use ports (TECAR) and railways (FTL) which, even if they establish minimum performance, it is not possible to determine its cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

The expenses related to payments not included in the measurement of the lease liability during the year are:

				Consolidated
	Nine months ended		Three months ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Contract less than 12 months	905	64	66	64
Lower Assets value	2,548	2,636	644	1,091
Variable lease payments	259,739	403,699	81,037	113,410
	263,192	406,399	81,747	114,565

				Parent Company
	Nine months ended		Three months ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Lower Assets value	927	211	416	86
Variable lease payments	955	7,372	147	2,822
	1,882	7,583	563	2,908

In accordance with the guidelines of CPC 06 (R2) / IFRS 16, the Company uses the discounted cash flow technique to measure and remeasure liabilities and use rights, without considering the projected inflation in the flows to be discounted.

16.	TRADE PAYABLES

		Consolidated		Parent Company
	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Trade payables	6,388,222	6,657,702	4,094,856	4,842,146
(-) Adjustment present value	(88,354)	(112,078)	(69,668)	(87,939)
	6,299,868	6,545,624	4,025,188	4,754,207

Classified:
Current	6,259,680	6,446,999	4,006,546	4,710,811
Non-current	40,188	98,625	18,642	43,396
	6,299,868	6,545,624	4,025,188	4,754,207

The Company classifies drawee risk operations and forfaiting with suppliers in other liabilities as per note 17 – other payables. As of September 30, 2022, Consolidated and Parent Company had, respectively, a balance of BRL5,506,326 and BRL4,439,967 (as of December 31, 2021, in Consolidated and Parent Company BRL4,439,967). These are negotiated with financial institutions, by which suppliers anticipate receivables and, on the other hand, extend our payment terms. The effective prepayment of receivables depends on acceptance by the suppliers, given that their participation is not mandatory. The Company is not reimbursed and / or benefited by the financial institution for discounts for payment executed before the maturity date agreed with the supplier, there is no change in the degree of subordination of the security in the event of judicial execution, nor changes in the existing commercial conditions between Company and its suppliers.

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17.	OTHER PAYABLES

The other obligations classified in current and non-current liabilities have the following composition:

				Consolidated	Parent Company
	Current		Non-current		Current		Non-current
	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Payables to related parties (note 21 a)	32,014	50,624	51,570	66,607	380,638	314,260	65,402	128,849
Derivative financial instruments (note 14 a)			90,928	101,822			69,394	101,822
Dividends and interest on capital	454,520	1,206,870			455,002	1,125,359
Advances from customers	1,543,448	2,140,783	1,081,494	947,896	121,321	148,822
Taxes in installments	68,659	51,999	223,210	152,420	13,957	9,173	57,445
Profit sharing - employees	186,187	223,885			93,991	138,860
Taxes payable			10,928	10,378			36,003	35,453
Provision for consumption and services	222,722	216,692			116,855	100,735
Third party materials in our possession	208,429	418,084			190,174	402,071
Trade payables - Drawee Risk and forfaiting (note 16)	5,506,326	4,439,967			5,328,002	4,439,967
Trade payables (note 16)			40,188	98,625			18,642	43,396
Lease Liabilities (note 15)	168,134	119,047	525,108	492,504	8,524	7,602	6,567	10,339
Other payables	43,590	36,703	387,695	77,912	13,937	9,308
	8,434,029	8,904,654	2,411,121	1,948,164	6,722,401	6,696,157	253,453	319,859

Advances from customers: Refers to iron ore supply contracts signed by the subsidiary CSN Mineração with an important international player. As of September 30, 2022, the balance in advance refers to the supply of 10.4 million tons of iron ore, to be delivered over the next three years. In September 2022, the company closed an advance payment transaction and received, in advance, the amount of BRL400 million referring to the commercialization contract of approximately 360 MWm/year of electric energy for a period of 8 years, signed with national operators in the sector. The subsidiary CSN Cimentos in June 2022, received in advance the total amount of BRL372 million related to an electric energy supply contract signed with a major national player, to be executed within 7 years.

18.	INCOME TAX AND SOCIAL CONTRIBUTIONS

18.a)Tax	of income and social contribution recognized in profit or loss:

The income tax and social contribution recognized in net income for the period are as follows:

				Consolidated
	Nine months ended		Three months ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Income tax and social contribution income (expense)
Current	(1,563,960)	(3,659,481)	(293,759)	(704,738)
Deferred	(584,923)	(286,915)	(277,035)	(706,547)
	(2,148,883)	(3,946,396)	(570,794)	(1,411,285)

				Parent Company
	Nine months ended		Three months ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Income tax and social contribution income (expense)
Current	(195,974)	(427,045)	41,423	(183,678)
Deferred	(512,722)	(469,233)	(207,637)	(815,045)
	(708,696)	(896,278)	(166,214)	(998,723)

The reconciliation of income and social contribution expenses and income of the consolidated and parent company and the product of the current tax rate on income before income tax and social contribution are shown below:

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				Consolidated
	Nine months ended		Three months ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Profit before income tax and social contribution	4,119,789	16,481,021	808,426	2,735,937
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(1,400,728)	(5,603,547)	(274,865)	(930,219)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	71,375	58,606	36,225	33,294
Difference Tax Rate in companies abroad	(146,918)	(333,105)	(153,729)	(218,593)
Tax loss carryforwards without recognizing deferred taxes	(18,631)	(24,175)	(4,677)	(25,796)
Indebtdness limit	(6,382)	(5,623)	(2,058)
Unrecorded deferred taxes on temporary differences	(13,658)	28,380	(14,116)	23,992
Reversal of provision for deferred income tax and social contribution losses		1,603,085		(611,636)
Income taxes and social contribution on foreign profit	11,803		11,803
Tax incentives	30,411	68,761	9,679	38,741
Recognition/(reversal) of tax credits	(696,590)		(179,915)
Other permanent exclusions (additions) (i)	20,435	261,222	859	278,932
Income tax and social contribution in net income for the period	(2,148,883)	(3,946,396)	(570,794)	(1,411,285)
Effective tax rate	52%	24%	71%	52%

				Parent Company
	Nine months ended		Three months ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Profit before income tax and social contribution	2,245,815	12,251,601	299,605	2,148,260
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(763,577)	(4,165,544)	(101,866)	(730,408)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	719,815	1,391,988	100,741	44,990
Indebtdness limit	(6,382)	(5,623)	(2,058)
Reversal of provision for deferred income tax and social contribution losses		1,603,085		(611,636)
Income taxes and social contribution on foreign profit	11,803		11,803
Tax incentives	4,702	29,702	(1,327)	23,927
Recognition/(reversal) of tax credits	(696,590)		(179,915)
Other permanent exclusions (additions) (i)	21,533	250,114	6,408	274,404
Income tax and social contribution in net income for the period	(708,696)	(896,278)	(166,214)	(998,723)
Effective tax rate	32%	7%	55%	46.5%

(i) In September 2021 the Company recognized a credit for the unconstitutionality of the incidence of IRPJ and CSLL on amounts referring to the SELIC rate received due to the repetition of undue tax payment.

18.b)	Deferred income tax and social contribution

Deferred income tax and social contribution balances are as follows:

						Consolidated
	Opening balance	Movement				Closing balance
	12/31/2021	Shareholders' Equity	P&L	Others	Acquisition of companies	09/30/2022

Deferred
Income tax losses	1,537,623		(76,916)		833,204	2,293,911
Social contribution tax losses	583,845		(36,521)		299,953	847,277
Temporary differences	2,447,543	(10,276)	(471,486)	(417)	(313,392)	1,651,972
- Provision for tax. social security, labor, civil and environmental risks	265,328		(13,189)		186,964	439,103
- Asset impairment losses	283,266		3,735		57,464	344,465
- (Gains)/losses on financial instruments	6,484		386,938			393,422
- Actuarial liability (pension and healthcare plan)	210,009				2,349	212,358
- Accrued supplies and services	163,620		15,233			178,853
- Unrealized exchange variation (1)	1,026,302		(774,159)		(17)	252,126
- Gain upon loss of control in Transnordestina	(92,180)					(92,180)
- Cash flow hedge accounting	1,959,557	(34,577)				1,924,980
- Acquisition at fair value of SWT and CBL	(178,160)	12,092	16,663			(149,405)
- Deferred taxes not computed	(248,605)		29,191		(629,806)	(849,220)
- Business Combination	(1,338,674)		10,938		69,539	(1,258,197)
- Others	390,596	12,209	(146,836)	(417)	115	255,667
Total	4,569,011	(10,276)	(584,923)	(417)	819,765	4,793,160

Total Deferred Assets	5,072,092					5,072,047
Total Deferred Liabilities	(503,081)					(278,887)
Total Deferred	4,569,011					4,793,160

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				Parent Company
	Opening balance	Movement		Closing balance
	12/31/2021	Shareholders' Equity	P&L	09/30/2022

Deferred tax assets
Income tax losses	1,419,151		(84,277)	1,334,874
Social contribution tax losses	531,472		(29,538)	501,934
Temporary differences	2,893,030	(233,740)	(398,907)	2,260,383
- Provision for tax. social security, labor, civil and environmental risks	184,336		(3,781)	180,555
- Asset impairment losses	113,506		16,426	129,932
- (Gains)/losses on financial instruments	6,483		376,660	383,143
- Actuarial liability (pension and healthcare plan)	211,019			211,019
- Accrued supplies and services	149,486		15,934	165,420
- Unrealized exchange variation (1)	1,031,889		(786,864)	245,025
- (Gain) in control loss on Transnorderstina	(92,180)			(92,180)
- Cash flow hedge accounting	1,959,556	(233,740)		1,725,816
- Business Combination	(721,992)			(721,992)
- Others	50,927		(17,282)	33,645
Total	4,843,653	(233,740)	(512,722)	4,097,191

Total Deferred Assets	5,710,808			5,710,808
Total Deferred Liabilities	(867,155)			(1,613,617)
Total Deferred	4,843,653			4,097,191

(1) The Company taxes exchange variations on a cash basis to calculate income tax and social contribution on net income.

The Company has in its corporate structure subsidiaries abroad, whose income are taxed by the income tax in the respective countries where they were constituted at rates lower than those in force in Brazil. In the period between 2018 and 2022, these subsidiaries generated income in the amount of BRL471,514. If the Brazilian tax authorities understand that these profits are subject to additional taxation in Brazil for income tax and social contribution, these, if due, would reach approximately BRL163,315. The Company, based on the position of its legal advisors, assessed only the likelihood of loss as possible in the event of possible tax questioning and, therefore, no provision was recognized in the financial statements.

In addition, management evaluated the precepts of IFRIC 23 - “Uncertainty Over Income Tax Treatments” and recognized in 2021 the credit for the unconstitutionality of the incidence of the IRPJ and CSLL on the amounts of default interest referring to the SELIC rate received due to the repetition of tax undue payment.

A sensitivity analysis of consumption of tax credits was carried out considering a variation in macroeconomic assumptions, operating performance, and liquidity events. Thus, considering the results of the study carried out, which indicates that it is probable the existence of taxable profit to use the balance of deferred income tax and social contribution.

18.c)	Income tax and social contribution recognized in equity:

Income tax and social contribution recognized directly in equity are shown below:

		Consolidated		Parent Company
	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Income tax and social contribution
Actuarial gains on defined benefit pension plan	104,229	104,533	105,689	105,689
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge accounting	1,884,656	1,959,556	1,725,816	1,959,556
	1,663,535	1,738,739	1,506,155	1,739,895

19.	PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL, ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

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				Consolidated	Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Tax	151,480	111,572	168,356	78,260	40,215	38,857	54,247	54,633
Social security	473	1,270			473	1,270
Labor	296,683	304,744	240,897	218,200	188,523	210,670	171,570	154,827
Civil	625,722	139,824	27,788	17,869	106,111	104,340	12,311	12,017
Environmental	21,891	16,942	2,764	2,739	14,941	13,719	1,010	1,004
Deposit of a guarantee			20,886	22,737
	1,096,249	574,352	460,691	339,805	350,263	368,856	239,138	222,481

Classified:
Current	58,627	66,047			30,033	35,571
Non-current	1,037,622	508,305	460,691	339,805	320,230	333,285	239,138	222,481
	1,096,249	574,352	460,691	339,805	350,263	368,856	239,138	222,481

The changes in tax, social security, labor, civil and environmental provisions in the period ended on September 30, 2022, can be summarized as follows:

						Consolidated
	Current + Non-current
Nature	12/31/2021	Additions	Accrued charges	Consolidation of companies	Net utilization of reversal	09/30/2022
Tax	111,572	14,050	8,625	28,847	(11,614)	151,480
Social security	1,270	4	14		(815)	473
Labor	304,744	25,091	36,357	12,411	(81,920)	296,683
Civil	139,824	36,103	19,666	473,430	(43,301)	625,722
Environmental	16,942	6,784	1,040		(2,875)	21,891
	574,352	82,032	65,702	514,688	(140,525)	1,096,249

					Parent Company
	Current + Non-current
Nature	12/31/2021	Additions	Accrued charges	Net utilization of reversal	09/30/2022
Tax	38,857	207	1,203	(52)	40,215
Social security	1,270	3	14	(814)	473
Labor	210,670	15,108	23,764	(61,019)	188,523
Civil	104,340	727	14,018	(12,974)	106,111
Environmental	13,719	5,605	244	(4,627)	14,941
	368,856	21,650	39,243	(79,486)	350,263

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal counsel’s assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, tax liability from actions initiated by the Company is included in this provision and is subject to SELIC (Central Bank’s policy rate).

▪	Administrative and judicial proceedings

The Company does not make provisions for lawsuits, which Management’s expectation, based on the opinion of legal counsel, is a possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance on September 30, 2022, and December 31,2021.

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		Consolidated
	09/30/2022	12/31/2021
Assessment Notice and imposition of fine (AIIM) / Tax Enforcement - Income tax and social contribution - Capital gain on sale of NAMISA's shares	13,861,096	13,015,938

Assessment Notice and Imposition of fine (AIIM) / Tax Enforcement - Income tax and Social contribution - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by NAMISA.	4,803,412	4,242,051

Assessment Notice and Imposition of fine (AIIM) / Tax Enforcement- Income tax and Social contribution - Disallowance of interest on prepayment arising from supply contracts of iron ore and port services	2,332,937	2,017,602

Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution due to profits from foreign subsidiaries for years 2008, 2010, 2011, 2012, 2014, 2015 and 2016.	4,350,389	4,137,519

ICMS - SEFAZ/RJ - Electricity Credits	936,097	867,521

Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS and IPI	2,099,513	1,660,888

ICMS - SEFAZ/RJ- Disallowance of the ICMS credits - Transfer of iron ore	652,660	614,528

ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	348,709	326,361

Disallowance of the tax loss and negative basis of social contribution arising from the adjustments in the SAPLI	646,620	600,895

Assessment Notice and imposition of fine (AIIM)/ Action for annulment - IRRF- Capital Gain of CFM vendors located abroad	283,245	266,649

CFEM – difference of understanding between CSN and ANM on the calculation basis	1,114,270	1,079,951

ICMS - SEFAZ/RJ - Assessment Notice -questions about sales for incentive area	1,224,695	1,142,386

Other tax lawsuits (federal, state, and municipal) (1)	5,575,227	3,877,976

Assessment Notice and imposition of fine (AIIM) -Charge of IRRF- RFB- Business Combinations of CSN Mineração held in 2015.	959,682	889,179

ICMS - SEFAZ/RJ - Disallowance of credits on acquisitions of Intermediate Products	606,956	562,307

Assessment Notice and imposition of fine (AIIM) - RFB -Disallowance of credits PIS/COFINS of inputs and freight	1,204,734	1,116,228

Social security lawsuits	307,174	214,323

Action to discuss the balance of the construction contract – Tebas	560,638	507,719

Action related to power supply payment’s charge - Light	379,670	324,371

Enforcement action applied by Brazilian antitrust authorities (CADE)	106,372	98,740

Civil Public Action - Districts / School / Nursery relocation-CdP Dam		14,876

Other civil lawsuits (1)	1,158,801	845,043

Labor and social security lawsuits (1)	1,683,579	1,536,967

Tax foreclosures – Fine – Volta Redonda IV	120,800	104,400

ACP landfill Márcia	306,389	306,389

Other environmental lawsuits (1)	532,985	424,143
	46,156,649	40,794,950

(1)In the third quarter of 2022, after the respective approvals by the Administrative Council for Economic Defense, the acquisitions of CSN Cimentos Brasil (formerly LafargeHolcim (Brasil) S.A.) and Metalgráfica Iguaçu S.A. were concluded and became part of the CSN group. In processes of estimated possible loss, CSN Cimentos Brasil represents BRL1,934,276 and Metalgráfica Iguaçu BRL18,878.

In the first quarter of 2021, the Group was notified of an arbitration procedure based on an alleged unfulfillment of iron ore supply contracts. The counterparty asks for approximately US$1 billion, and the Company has no knowledge of the bases used in the allegations presented, as well as has no knowledge of the basis for the estimates of the amount asked. As opposed, the Company understands to be a creditor in the contracts. Finally, the Company informs that has responded the arbitration requirements in conjunction with its legal counselors and is currently at the initial stage of its defense. The Company expects the arbitration will be concluded in 2 to 3 years. The relevance of the arbitration to the Company is related to the amount attributed to the cause and its eventual financial impact. The discussion involves arbitration disputes initiated by both parties.

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The Company has been offering judicial guarantees (Guarantee Insurance / Letter of Guarantee) in the total amount updated to September 30, 2022, of BRL5,026,396 (December 31,2021 BRL4,732,009), as determined by the procedural legislation in force.

The assessments made by legal advisors define these administrative and judicial proceedings as a possible risk of loss and, consequently, no loss provisions have been recognized in accordance with Management’s judgment and with the Accounting Practices adopted in Brazil.

20.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMMENT OBLIGATIONS

The calculation information and assumptions remain the same as disclosed in the December 31, 2021, financial statements. The balance of provisions for environmental liabilities and deactivation of assets can be shown as follows:

		Consolidated		Parent Company
	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Environmental liabilities	214,823	173,647	167,382	159,254
Asset retirement obligations	719,558	724,950
	934,381	898,597	167,382	159,254

21.	RELATED-PARTY BALANCES AND TRANSACTIONS

21.a)Transactions	with subsidiaries, joint ventures, associates, exclusive founds and other related parties

•	Consolidated

		Consolidated
		09/30/2022				12/31/2021
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
Assets
Current Assets
Investments	(1)			1,433,442	1,433,442			2,579,990	2,579,990
Trade receivables (note 6)	(2)	37,297	1,814	44,049	83,160	8,159	1,667	134,570	144,396
Dividends receivable (note 9)	(3)		61,924		61,924		61,898	14,980	76,878
Loans (note 9)	(4)		5,391		5,391		4,511		4,511
Other receivables from related parties (note 9)		30		1,828	1,858			1,828	1,828
		37,327	69,129	1,479,319	1,585,775	8,159	68,076	2,731,368	2,807,603
Non-current Assets
Investments	(1)			136,167	136,167			132,523	132,523
Loans (note 9)	(4)	124,794	1,221,466		1,346,260	3,626	1,139,602		1,143,228
Actuarial asset (note 9)				59,111	59,111			59,111	59,111
Other receivables from related parties (note 9)	(5)		1,357,089		1,357,089		927,077		927,077
		124,794	2,578,555	195,278	2,898,627	3,626	2,066,679	191,634	2,261,939
		162,121	2,647,684	1,674,597	4,484,402	11,785	2,134,755	2,923,002	5,069,542

Liabilities
Current Liabilities
Trade payables			155,366	31,445	186,811	21	62,730	14,712	77,463
Accounts payable			22,767		22,767		28,442		28,442
Provision for consumption			9,247		9,247		22,182		22,182
			187,380	31,445	218,825	21	113,354	14,712	128,087
Non-current Liabilities
Accounts payable			51,570		51,570		66,606		66,606
			51,570		51,570		66,606		66,606
			238,950	31,445	270,395	21	179,960	14,712	194,693

		Consolidated
		09/30/2022				09/30/2021
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
P&L
Sales		168,475	22,308	1,926,149	2,116,932	37,438	779	2,610,969	2,649,186
Cost and expenses		(66)	(1,114,540)	(151,952)	(1,266,558)	(159)	(978,445)	(55,055)	(1,033,660)
Financial income (expenses)
Interest (note 27)			104,851	23,031	127,882		27,796	24,039	51,835
Financial investments (1)				(1,094,081)	(1,094,081)			237,915	237,915
		168,409	(987,381)	703,147	(115,825)	37,279	(949,870)	2,817,868	1,905,276

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•	Parent Company
		Parent Company
		09/30/2022				12/31/2021
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Assets
Current Assets
Investments	(1)			1,535,966	1,535,966			2,674,193	2,674,193
Trade receivables (note 6)	(2)	921,899		43,692	965,591	1,385,970		134,271	1,520,241
Loans (note 9)	(4)		5,391		5,391		4,511		4,511
Dividends receivable (note 9)	(3)	114,559	36,430		150,989	435,504	36,022	14,980	486,506
Other receivables from related parties (note 9)		58,216		1,829	60,045	45,467		1,829	47,296
		1,094,674	41,821	1,581,487	2,717,982	1,866,941	40,533	2,825,273	4,732,747
Non-current Assets
Investments	(1)			136,167	136,167			132,523	132,523
Loans (note 9)	(4)	332,403	1,250,081		1,582,484	243,131	1,047,164		1,290,295
Actuarial asset (note 9)				47,350	47,350			47,350	47,350
Other receivables from related parties (note 9)	(5)	226,820	1,357,089		1,583,909	224,827	927,076		1,151,903
		559,223	2,607,170	183,517	3,349,910	467,958	1,974,240	179,873	2,622,071
		1,653,897	2,648,991	1,765,004	6,067,892	2,334,899	2,014,773	3,005,146	7,354,818

Liabilities
Current Liabilities
Intercompany Loans (note 13)	(6)	90,858			90,858	61,618			61,618
Trade payables		327,843	141,726	30,536	500,105	331,074	26,111	13,849	371,034
Accounts payable		101,469			101,469	101,588			101,588
Provision for consumption		269,922	9,247		279,169	196,490	16,182		212,672
		790,092	150,973	30,536	971,601	690,770	42,293	13,849	746,912
Non-current Liabilities
Intercompany Loans (note 13)	(6)	10,263,816			10,263,816	9,530,250			9,530,250
Accounts payable		65,402			65,402	128,849			128,849
		10,329,218			10,329,218	9,659,099			9,659,099
		11,119,310	150,973	30,536	11,300,819	10,349,869	42,293	13,849	10,406,011

		Parent Company
		09/30/2022				09/30/2021
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Net revenue and cost
Sales		3,295,037	284	1,925,793	5,221,114	2,228,618		2,628,242	4,856,860
Cost and expenses		(2,088,264)	(396,557)	(131,310)	(2,616,131)	(3,607,736)	(315,867)	(58,498)	(3,982,101)
Financial income (expenses)
Interest (note 27)		(52,236)	103,958	3,391	55,113	(189,515)	34,350	22,617	(132,548)
Exclusive funds (note 27)				9,753	9,753			41,985	41,985
Financial investments (1)		362,843			362,843			237,915	237,915
Exchange rate variations andmonetary, net				(1,075,238)	(1,075,238)	(295,224)			(295,224)
		1,517,380	(292,315)	732,389	1,957,454	(1,863,857)	(281,517)	2,872,261	726,887

Consolidated and Parent Company Information:

1) Financial Investments: Refers mainly to investments in Usiminas shares, cash and cash equivalents and Bonds with Banco Fibra and government bonds and CDBs with the exclusive funds.

(2) Accounts receivable: refers mainly to sales transactions of steel products from the Parent Company to related parties.

(3) Dividends receivable: In Consolidated, dividends from MRS Logística S.A. amounting to BRL61,924 (BRL61,898 on December 31, 2021).

(4) Loans (Assets):

Long-term: In Consolidated refers mainly to loan agreements with Transnordestina Logística BRL1,205,569 (BRL1,123,375 on December 31, 2021) with an average rate of 125.0% to 130.0% of CDI.

(5) Others (Assets): In Consolidated, advance for future capital increase with Transnordestina Logística S.A. of BRL1,357,088 on September 30, 2022 (BRL927,076 on December 31, 2021).

(6) Borrowings (Liabilities):

Foreign currency: In the Parent Company these are intercompany contracts amounting to BRL10,354,674 as of September 30, 2022 (BRL9,591,868 as of December 31, 2021).

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21.b)	Key management personal

The key management personnel with authority and responsibility for planning, directing, and controlling the Company’s activities include members of the Board of Directors and statutory officers. The following is information on the compensation of such personnel and the related balances as of September 30, 2022, and 2021.

	09/30/2022	09/30/2021
	P&L
Short-term benefits for employees and officers	47,196	41,715
Post-employment benefits	195	129
	47,391	41,844

21.c)	Guarantees

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,196,487	2,486,926	9,365	12,627	3,733	3,384	2,209,585	2,502,937

Controladas do Grupo	R$	Up to 12/21/2024 and indefinite		771	197	197	10,584	2,754	10,781	3,722

CSN Mineração	R$	Up to 12/21/2024	693,615	846,284					693,615	846,284

Total in BRL			2,890,102	3,333,981	9,562	12,824	14,317	6,138	2,913,981	3,352,943

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000

CSN Resources	US$	Up to 04/17/2026	1,150,000	1,450,000					1,150,000	1,450,000

CSN Cimentos	US$	Indefinite	115,000					1,025,000	115,000	1,025,000

Total in US$			2,565,000	2,750,000				1,025,000	2,565,000	3,775,000

Lusosider Aços Planos	EUR	Indefinite					75,000	75,000	75,000	75,000
Total in EUR							75,000	75,000	75,000	75,000
Total in BRL			13,867,929	15,346,375			396,780	479,795	14,264,709	21,540,463
			16,758,031	18,680,356	9,562	12,824	411,097	485,933	17,178,690	24,893,406

22.	SHAREHOLDERS´ EQUITY

22.a)	Paid-in capital

The fully subscribed and paid-in capital on September 30, 2022, was BRL10,240 million is divided into 1,326,093,947 common and book-entry shares ( in December 2021 BRL10,240 million is divided into 1,387,524,047 common and book-entry shares), with no par value. Each common share entitles its holder to one vote in the resolutions of the General Meetings.

22.b)Authorized	capital

The Company’s bylaws in effect on September 30, 2022, define that the share capital may be increased to up to 2,400,000,000 shares, independently of statutory reform.

22.c)	Legal Reserve

It will be applied 5% of the net profit calculated in each fiscal year , before any other allocation, in accordance with art. 193 of Law nº 6404/76, which will not exceed 20% of the capital stock.

22.d)	Ownership structure

As of September 30, 2022, and December 31, 2021, the Company’s ownership structure was as follows:

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			09/30/2022			12/31/2021
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	679,522,254	51.00%	51.24%	679,522,254	48.97%	50.65%
Rio Iaco Participações S.A. (*)	45,706,242	3.00%	3.45%	45,706,242	3.29%	3.41%
NYSE (ADRs)	249,053,040	19.00%	18.78%	250,564,538	18.06%	18.67%
Other shareholders	351,812,411	27.00%	26.53%	365,941,013	26.38%	27.27%
Outstanding shares	1,326,093,947	100.00%	100.00%	1,341,734,047	96.70%	100.00%
Treasury shares				45,790,000	3.30%
Total shares	1,326,093,947	100.00%		1,387,524,047	100.00%

(*) Controlling group companies.

22.e)	Treasury shares

As of September 30, 2022, the position of treasury shares was as follows:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation	Sale of shares	Balance in treasury
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable			22,981,500	7,409,500
1º	06/21/2021	24,154,500	From 06/22/2021 to 12/22/2021	R$ 21.82	BRL20.06 and BRL23.22	24,082,000			31,491,500
2º	12/6/2021	30,000,000	From 12/07/2021 to 6/30/2022	R$ 25.00	BRL17.20 and BRL26.76	29,938,600			61,430,100
	05/18/2022			Not applicable	Not applicable		61,430,100
3º	05/18/2022	58,000,000	From 05/19/2022 to 05/18/2023

At a Board of Directors Meeting held on May 18, 2022, the Company approved (i) (i) the closing of the share repurchase program, (ii) cancellation of 61,430,100 common shares held in treasury with no change in the Company's capital stock, which is now represented by 1,326,093,947 (one billion, three hundred and twenty-six million, ninety-three thousand, nine hundred and forty-seven) common book-entry shares without nominal value

22.f)	Earnings per share

The earnings per share are shown below:

				Parent Company
	Nine months ended		Three months ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
	Common Shares		Common Shares
Profit for the period	1,537,119	11,355,323	133,391	1,149,537
Weighted average number of shares	1,327,343,593	1,380,114,547	1,326,093,947	1,380,114,547
Basic and diluted earnings per share	1.15804	8.22781	0.10059	0.83293

23.	COMPENSATION TO SHAREHOLDERS

At the Annual General Meeting held on April 29, 2022, the Company approved the distribution of BRL2,911,424 and that of the total amount of dividends declared by the AGO:(i) BRL1,750,000 have already been distributed to shareholders, as resolved by the Board of Directors in a meeting held on July 27, 2021; (ii) BRL256,952 have already been paid on May 20, 2022, as interest on equity, as deliberated by the Board of Directors in a meeting held on December 29, 2021; and (iii) BRL904,472, corresponding to the amount of BRL0.681594305290377 per share, to be paid in local currency, by the Company, without monetary restatement, in 2 (two) equal installments, in the amount of BRL452,236 each, corresponding to BRL0.340797152645188 per share, based on the shareholders' positions as of April 29, 2022, with the first installment already paid to shareholders residing in Brazil as of May 20, 2022, and the second installment will be available on a date to be defined in due course by the Management.

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24.	NET REVENUE FROM SALES

Net sales revenue is as follows:

				Consolidated
	Nine months ended		Three months ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Gross revenue
Domestic market	22,801,754	22,687,744	8,231,980	7,675,068
Foreign market	15,417,709	20,058,561	4,406,455	4,319,001
	38,219,463	42,746,305	12,638,435	11,994,069
Deductions
Sales returns, discounts and rebates	(207,894)	(121,492)	(86,469)	(55,226)
Taxes on sales	(4,778,732)	(5,073,739)	(1,654,917)	(1,692,670)
	(4,986,626)	(5,195,231)	(1,741,386)	(1,747,896)
Net revenue	33,232,837	37,551,074	10,897,049	10,246,173

				Parent Company
	Nine months ended		Three months ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Gross revenue
Domestic market	20,086,467	20,834,681	7,008,557	6,937,778
Foreign market	3,049,264	2,286,231	859,699	1,425,822
	23,135,731	23,120,912	7,868,256	8,363,600
Deductions
Sales returns, discounts and rebates	(214,104)	(209,860)	(82,692)	(43,081)
Taxes on sales	(3,909,675)	(4,386,460)	(1,311,201)	(1,447,225)
	(4,123,779)	(4,596,320)	(1,393,893)	(1,490,306)
Net revenue	19,011,952	18,524,592	6,474,363	6,873,294

25.	EXPENSES BY NATURE

				Consolidated
	Nine months ended		Three months ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Raw materials and inputs	(11,122,342)	(7,760,865)	(3,952,017)	(2,319,930)
Outsourcing material	(2,412,410)	(3,743,717)	(776,390)	(1,134,933)
Labor cost	(2,338,496)	(1,978,782)	(846,490)	(628,903)
Supplies	(2,513,231)	(1,563,729)	(1,003,132)	(486,692)
Maintenance cost (services and materials)	(835,269)	(881,843)	(258,475)	(297,080)
Outsourcing services	(1,497,304)	(1,484,657)	(522,485)	(508,481)
Freight	(859,024)	(171,619)	(328,143)	(50,915)
Distribution freight	(911,468)	(1,162,010)	(441,280)	(422,152)
Depreciation, amortization and depletion	(1,967,394)	(1,491,507)	(689,033)	(533,346)
Others	(786,320)	(1,137,820)	(339,907)	(321,558)
	(25,243,258)	(21,376,549)	(9,157,352)	(6,703,990)
Classified as:
Cost of sales	(23,206,660)	(19,231,398)	(8,358,934)	(5,941,522)
Selling expenses	(1,595,871)	(1,706,395)	(647,943)	(603,615)
General and administrative expenses	(440,727)	(438,756)	(150,475)	(158,853)
	(25,243,258)	(21,376,549)	(9,157,352)	(6,703,990)

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				Parent Company
	Nine months ended		Three months ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Raw materials and inputs	(10,429,422)	(8,430,603)	(3,745,471)	(3,035,040)
Labor cost	(1,066,444)	(854,213)	(364,421)	(252,837)
Supplies	(1,767,188)	(1,143,419)	(706,007)	(393,294)
Maintenance cost (services and materials)	(326,588)	(432,122)	(73,592)	(142,102)
Outsourcing services	(864,895)	(588,290)	(297,196)	(193,152)
Freight	(197,216)	(22,059)	(86,624)	(9,254)
Distribution freight	(453,814)	(328,717)	(168,348)	(135,139)
Depreciation, amortization and depletion	(784,510)	(632,406)	(271,431)	(221,572)
Others	(305,978)	(167,273)	(146,668)	(58,448)
	(16,196,055)	(12,599,102)	(5,859,758)	(4,440,838)
Classified as:
Cost of sales	(15,317,359)	(11,910,176)	(5,555,003)	(4,176,175)
Selling expenses	(708,561)	(517,200)	(244,946)	(210,412)
General and administrative expenses	(170,135)	(171,726)	(59,809)	(54,251)
	(16,196,055)	(12,599,102)	(5,859,758)	(4,440,838)

The depreciation, amortization and depletion additions for the period were distributed as follows.

				Consolidated
	Nine months ended		Three months ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Production costs (1)	(1,934,833)	(1,463,535)	(677,360)	(524,251)
Selling expenses	(10,121)	(8,063)	(3,681)	(2,331)
General and administrative expenses	(22,440)	(19,909)	(7,992)	(6,764)
	(1,967,394)	(1,491,507)	(689,033)	(533,346)
Other operational (2)	(57,571)	(74,315)	(19,335)	(22,971)
	(2,024,965)	(1,565,822)	(708,368)	(556,317)

				Parent Company
	Nine months ended		Three months ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Production costs (1)	(768,100)	(617,557)	(265,913)	(216,593)
Selling expenses	(6,263)	(4,987)	(2,142)	(1,570)
General and administrative expenses	(10,147)	(9,862)	(3,376)	(3,409)
	(784,510)	(632,406)	(271,431)	(221,572)
Other operational	(5,172)	(4,896)	(1,932)	(1,480)
	(789,682)	(637,302)	(273,363)	(223,052)

(1)The cost of production includes PIS and COFINS credits on lease agreements on September 30, 2022, in the amount of BRL5,426 (BRL4,071 on September 30, 2021) in the consolidated and BRL458 (BRL535 on September 30, 2021) in the parent company.

(2)They mainly refer to the depreciation of investment properties, paralyzed equipment and amortization of the SWT Client Portfolio, see note 26.

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26.	OTHER OPERATING INCOME AND EXPENSES

				Consolidated
	Nine months ended		Three months ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Other operating income
Receivables by indemnity (1)	152,437	5,127	143,406	3,411
Rentals and leases	8,826	9,364	4,304	2,758
Dividends received		15,409		15,409
Contractual fines	2,437	1,235	418	330
Updated shares – Fair value through profit or loss (note 14)	(27,977)	124,542	(25,623)	(35,558)
Net gain in shares sale (note 10.c) (2)		2,472,497
Other revenues	87,178	76,945	50,780	22,572
	222,901	2,705,119	173,285	8,922
	-	-	-	-
Other operating expenses
Taxes and fees (3)	(115,514)	(55,830)	(56,358)	(14,116)
Expenses/reversal with environmental liabilities, net	(356)	(6,654)	(1,096)	(5,994)
Write-off/(Provision) of judicial lawsuits	(61,962)	14,011	(17,319)	6,712
Depreciation and amortization (note 25)	(57,571)	(74,315)	(19,335)	(22,971)
Write-offs and estimated losses of PPE, intangible assets and investment properties, net of reversal (notes 11 and 12)	(11,561)	(43,172)	(4,949)	(730)
Estimated (Loss)/reversal in inventories	(179,169)	(140,054)	(60,947)	(46,236)
Idleness in stocks and paralyzed equipment (3)	(113,093)	(30,979)	(18,465)	(30,979)
Studies and project engineering expenses	(40,893)	(46,424)	(15,008)	(14,574)
Research and development expenses	(296)	(253)	(89)	(93)
Healthcare plan expenses	(63,918)	(81,017)	(12,759)	(16,805)
Cash flow hedge accounting realized (note 14) (4)	(815,269)	(345,200)	(417,613)	244,528
Other expenses	(466,372)	(268,307)	(255,485)	(65,473)
	(1,925,974)	(1,078,194)	(879,423)	33,269
Other operating income (expenses), net	(1,703,073)	1,626,925	(706,138)	42,191

				Parent Company
	Nine months ended		Three months ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Other operating income
Receivables by indemnity (1)	150,777	4,711	143,398	3,001
Rentals and leases	6,907	9,022	2,731	2,643
Dividends received		15,407		15,407
Contractual fines	1,654	517	342	55
Updated shares – Fair value through profit or loss (note 14)	(27,977)	124,542	(25,623)	(35,558)
Net gain in shares sale (note 10.c) (2)		2,472,497
Other revenues	70,858	23,954	43,779
	202,219	2,650,650	164,627	(14,452)

Other operating expenses
Taxes and fees (3)	(81,542)	(44,013)	(47,618)	(7,658)
Expenses with environmental liabilities, net	1,501	(6,218)	(13)	(5,728)
Write-off/(Provision) of judicial lawsuits	(26,236)	24,892	478	13,267
Depreciation of investment property, equipment paralyzed and amortization of intangible assets (note 25)	(5,172)	(4,896)	(1,932)	(1,480)
Write-offs and estimated losses of PPE, intangible assets and investment properties, net of reversal (notes 11 and 12)	(1,065)	(17,073)	(783)
Estimated (Loss)/reversal in inventories	(128,673)	(61,576)	(51,218)	(15,547)
Idleness in stocks and paralyzed equipment (3)	(11,169)	(10,057)	(11,169)	(10,057)
Studies and project engineering expenses	(15,794)	(14,117)	(6,313)	(5,858)
Research and development expenses	(296)	(253)	(89)	(93)
Healthcare plan expenses	(63,355)	(80,437)	(12,702)	(16,690)
Cash flow hedge accounting realized (note 14) (4)	(830,132)	(317,472)	(409,102)	(65,222)
Other expenses	(362,692)	(189,766)	(232,335)	(51,122)
	(1,524,625)	(720,986)	(772,796)	(166,188)
Other operating income (expenses), net	(1,322,406)	1,929,664	(608,169)	(180,640)

(1) In the 3rd quarter of 2022 the undisputed amount of BRL134,611 was recognized as restitution of the amounts overpaid for railway freight from April 1994 to March 1996 to the company RFFSA, which after extinction became part of the Union's liabilities;

(2) Refers to the public offering of CSN Mineração shares (see note 10.c);

(3) In 2022, it is the unused capacity due to lower than usual production volume, because of the intense rains during the ore extraction operation;

(4) This refers to the effects of foreign exchange cash flow hedge (BRL838,643) and cash flow hedge of the Platts index - BRL23,374, totaling in Consolidated (BRL815,269) and (BRL830,132) in the Parent Company;

On September 30, 2021, it deals with the effects of the Exchange cash flow hedge (BRL317,472) and cash flow hedge of the Platts index (BRL27,728), totaling in the Consolidated (BRL345,200) and (BRL317,472) in the Parent Company.

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27.	FINANCIAL INCOME (EXPENSES)

				Consolidated
	Nine months ended		Three months ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Financial income
Related parties (note 21 a)	135,427	60,888	54,726	30,021
Income from financial investments	566,209	194,000	251,163	88,712
Updated shares – Fair value through profit or loss (note 14.d)	(1,094,081)	567,247	(63,379)	(594,012)
Other income	133,226	257,275	42,247	177,349
	(259,219)	1,079,410	284,757	(297,930)
Financial expenses
Borrowings and financing - foreign currency (note 13)	(935,326)	(1,306,019)	(335,108)	(495,577)
Borrowings and financing - local currency (note 13)	(948,725)	(293,571)	(362,934)	(138,652)
Related parties	(7,545)	(9,053)	(2,669)	(3,018)
Lease liabilities	(48,535)	(42,891)	(16,951)	(15,552)
Capitalised interest (note 11)	97,490	60,996	34,627	24,163
Interest and fines	(408,609)	(140,482)	(161,349)	(77,433)
(-) Adjustment present value of trade payables	(329,713)	(185,795)	(107,304)	(69,715)
Commission, bank fees, Guarantee and bank fees	(106,056)	(117,426)	(1,237)	(40,045)
PIS/COFINS over financial income	(103,979)	(66,139)	(47,007)	(30,340)
Other financial expenses	(270,972)	(324,538)	(83,181)	(47,209)
	(3,061,970)	(2,424,918)	(1,083,113)	(893,378)
Others financial items, net
Foreign exchange and monetary variation, net	899,295	(155,870)	467,697	299,837
Gains and (losses) on exchange derivatives (*)	88,151	17,394	12,165	(51,955)
	987,446	(138,476)	479,862	247,882
	(2,074,524)	(2,563,394)	(603,251)	(645,496)

Financial income (expenses), net	(2,333,743)	(1,483,984)	(318,494)	(943,426)

(*) Statement of gains and (losses) on derivative transactions (note 14.c)
Dollar - to - real NDF	176992	37,322	131,831
Exchange rate swap Real x Dollar	(21,535)		3,703
Exchange rate swap Dollar x Euro		19,638		6,205
Interest rate swap CDI x IPCA	(99,734)	(32,415)	(109,353)	(32,415)
Exchange rate swap CDI x Dollar	32,428	(7,151)	(14,016)	(25,745)
	88,151	17,394	12,165	(51,955)

				Parent Company
	Nine months ended		Three months ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Financial income
Related parties (note 21 a)	146,767	106,576	47,965	35,463
Income from financial investments	173,264	93,111	75,955	22,987
Updated shares – Fair value through profit or loss (note 14.d)	(1,094,081)	567,247	(63,379)	(594,012)
Other income	168,836	247,816	56,122	174,209
	(605,214)	1,014,750	116,663	(361,353)
Financial expenses
Borrowings and financing - foreign currency (note 13)	(108,292)	(90,677)	(39,393)	(31,129)
Borrowings and financing - local currency (note 13)	(735,128)	(254,644)	(261,197)	(116,003)
Related parties (note 13)	(81,901)	(197,139)	(40,021)	(22,152)
Lease liabilities	(1,115)	(1,510)	(347)	(407)
Capitalised interest (note 11)	29,358	18,007	11,831	4,090
Interest and fines	(346,360)	(78,635)	(146,082)	(40,510)
(-) Adjustment present value of trade payables	(283,040)	(136,763)	(91,299)	(50,132)
Commission, bank fees, Guarantee and bank fees	(71,106)	(96,236)	(20,996)	(32,165)
PIS/COFINS over financial income	(32,267)	(30,900)	(19,487)	(1,836)
Other financial expenses	(52,028)	(120,087)	(27,385)	(19,686)
	(1,681,879)	(988,584)	(634,376)	(309,930)
Others financial items, net
Foreign exchange and monetary variation, net	875,571	283,350	514,287	461,145
Gains and (losses) on exchange derivatives (*)	46,743	(7,151)	299	(25,745)
	922,314	276,199	514,586	435,400

Financial income (expenses), net	(1,364,779)	302,365	(3,127)	(235,883)

(*) Statement of gains and (losses) on derivative transactions (note 14.c)
Dollar - to - real NDF	14,315		14,315
Exchange rate swap CDI x Dollar	32,428	(7,151)	(14,016)	(25,745)
	46,743	(7,151)	299	(25,745)

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28.	SEGMENT INFORMATION

Results by segment

For the purpose of preparing and presenting the information by business segment, Management decided to maintain the proportional consolidation of the joint ventures as historically presented. For purposes of reconciliation of the consolidated result, the amounts recorded by these companies are not included in the "Corporate expenses/elimination" column.

	Nine months ended
								09/30/2022
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	16,087,365	1,364,074	221,754	1,703,843	139,310	1,638,512	(3,114,101)	18,040,757
Foreign market	7,199,082	7,631,901					361,097	15,192,080
Cost of sales and services (note 25)	(18,041,998)	(5,227,045)	(162,504)	(1,124,867)	(148,765)	(1,074,036)	2,572,555	(23,206,660)
Gross profit	5,244,449	3,768,930	59,250	578,976	(9,455)	564,476	(180,449)	10,026,177
General and administrative expenses (note 25)	(973,837)	(212,919)	(23,986)	(101,708)	(26,520)	(237,802)	(459,826)	(2,036,598)
Other operating (income) expenses, net (note 26)	(653,472)	(247,544)	(12,760)	13,816	(1,346)	(37,657)	(764,110)	(1,703,073)
Equity in results of affiliated companies (note 10)							167,026	167,026
Operating result before Financial Income and Taxes	3,617,140	3,308,467	22,504	491,084	(37,321)	289,017	(1,237,359)	6,453,532

Sales by geographic area
Asia		6,462,994					361,097	6,824,091
North America	1,757,243							1,757,243
Latin America	332,801							332,801
Europe	5,107,972	1,168,907						6,276,879
Others	1,066							1,066
Foreign market	7,199,082	7,631,901					361,097	15,192,080
Domestic market	16,087,365	1,364,074	221,754	1,703,843	139,310	1,638,512	(3,114,101)	18,040,757
Total	23,286,447	8,995,975	221,754	1,703,843	139,310	1,638,512	(2,753,004)	33,232,837

	Three months ended
								09/30/2022
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	5,654,870	437,502	68,566	653,161	47,853	777,535	(1,090,586)	6,548,901
Foreign market	2,043,519	2,089,469					215,160	4,348,148
Cost of sales and services (note 25)	(6,426,119)	(1,800,015)	(54,345)	(397,365)	(52,590)	(501,272)	872,772	(8,358,934)
Gross profit	1,272,270	726,956	14,221	255,796	(4,737)	276,263	(2,654)	2,538,115
General and administrative expenses (note 25)	(333,724)	(63,493)	(6,693)	(36,793)	(9,613)	(100,372)	(247,730)	(798,418)
Other operating (income) expenses, net (note 26)	(321,627)	(48,557)	(2,833)	(10,344)	(442)	(14,222)	(308,113)	(706,138)
Equity in results of affiliated companies (note 10)							93,361	93,361
Operating result before Financial Income and Taxes	616,919	614,906	4,695	208,659	(14,792)	161,669	(465,136)	1,126,920

Sales by geographic area
Asia		1,764,373					215,160	1,979,533
North America	565,374							565,374
Latin America	160,355							160,355
Europe	1,317,790	325,096						1,642,886
Foreign market	2,043,519	2,089,469					215,160	4,348,148
Domestic market	5,654,870	437,502	68,566	653,161	47,853	777,535	(1,090,586)	6,548,901
Total	7,698,389	2,526,971	68,566	653,161	47,853	777,535	(875,426)	10,897,049

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	Nine months ended
								09/30/2021
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	16,434,208	2,666,413	225,332	1,395,521	175,986	1,007,460	(4,127,453)	17,777,467
Foreign market	6,009,455	12,975,586					788,566	19,773,607
Cost of sales and services (note 25)	(14,985,211)	(6,037,086)	(160,353)	(923,770)	(107,292)	(624,073)	3,606,387	(19,231,398)
Gross profit	7,458,452	9,604,913	64,979	471,751	68,694	383,387	267,500	18,319,676
General and administrative expenses (note 25)	(834,843)	(265,122)	(26,196)	(92,653)	(23,616)	(118,544)	(784,177)	(2,145,151)
Other operating (income) expenses, net (note 26)	(406,069)	(208,629)	(1,736)	44,147	(1,420)	(39,288)	2,239,920	1,626,925
Equity in results of affiliated companies (note 10)							163,555	163,555
Operating result before Financial Income and Taxes	6,217,540	9,131,162	37,047	423,245	43,658	225,555	1,886,798	17,965,005

Sales by geographic area
Asia		10,506,640					788,566	11,295,206
North America	1,214,905							1,214,905
Latin America	402,472							402,472
Europe	4,392,078	2,468,946						6,861,024
Foreign market	6,009,455	12,975,586					788,566	19,773,607
Domestic market	16,434,208	2,666,413	225,332	1,395,521	175,986	1,007,460	(4,127,453)	17,777,467
Total	22,443,663	15,641,999	225,332	1,395,521	175,986	1,007,460	(3,338,887)	37,551,074

	Three months ended
								09/30/2021
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	5,508,200	970,763	69,794	508,208	66,298	387,259	(1,490,651)	6,019,871
Foreign market	2,118,450	1,832,952					274,900	4,226,302
Cost of sales and services (note 25)	(4,735,813)	(1,883,465)	(52,853)	(325,187)	(37,724)	(228,718)	1,322,238	(5,941,522)
Gross profit	2,890,837	920,250	16,941	183,021	28,574	158,541	106,487	4,304,651
General and administrative expenses (note 25)	(302,141)	(69,738)	(6,562)	(33,513)	(8,573)	(60,648)	(281,293)	(762,468)
Other operating (income) expenses, net (note 26)	(97,136)	249,074	1,022	55,487	(480)	(14,385)	(151,391)	42,191
Equity in results of affiliated companies (note 10)							94,989	94,989
Operating result before Financial Income and Taxes	2,491,560	1,099,586	11,401	204,995	19,521	83,508	(231,208)	3,679,363

Sales by geographic area
Asia		848,061					274,900	1,122,961
North America	502,258							502,258
Latin America	126,789							126,789
Europe	1,489,403	984,891						2,474,294
Foreign market	2,118,450	1,832,952					274,900	4,226,302
Domestic market	5,508,200	970,763	69,794	508,208	66,298	387,259	(1,490,651)	6,019,871
Total	7,626,650	2,803,715	69,794	508,208	66,298	387,259	(1,215,751)	10,246,173

29.	INSURANCE

In order to adequately mitigate risks and in view of the nature of its operations, the Company contract several different types of insurance policy. The policies are taken out in line with the Risk Management policy and are similar to the insurance taken out by other companies in the same industry in which CSN and its subsidiaries operate. The coverage of these policies includes National Transport, International Transport, Life and Personal Accident Insurance, Health, Vehicle Fleet, D&O (Administrators Liability Insurance), General Liability, Engineering Risks, Export Credit, Insurance Warranty and Civil Liability Port Operator.

The Company's insurance is contracted together with the insurance of its subsidiaries, but there is no joint or subsidiary responsibility between the Company and companies of its economic group with CSN Mineração.

In 2022, after negotiations with insurers and reinsurers in Brazil and abroad, an Operational Risk Insurance Policy for Property Damage and Business Interruption was issued, effective from July 01, 2022, to June 30, 2023. Under the policy, the Maximum Indemnity Limit is US$475 million for the locations with Company activities combined for Property Damage and loss of profits, and the deductible is US$210 million for material damages and 45 days for loss of profits. The policy's maximum indemnity limit is shared with other insured establishments.

The risk assumptions adopted, given their nature, are not part of the scope of the review of the interim financial statements, and consequently, they have not been reviewed by our independent auditors.

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30.	ADDITIONAL INFORMATION TO CASH FLOWS

The following table presents additional information on transactions related to the statement of cash flows:

		Consolidated		Parent Company
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Income tax and social contribution paid	3,028,030	1,943,877	278,919
Addition to PP&E with interest capitalization (notes 11 and 27)	97,490	60,996	29,358	18,007
Remeasurement and addition – Right of use (note 11 i)	94,257	145,845	2,501	(760)
Addition to PP&E without adding cash	19,970	69,789
	3,239,747	2,220,507	310,778	17,247

31.	COMPREHENSIVE INCOME STATEMENT

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32.	SUBSEQUENT EVENTS

- Issuance of Debentures

On October 11, 2022, the parent company CSN signed the Private Instrument of Deed of the 12th (Twelfth) Issue of Simple Debentures, not convertible into shares, unsecured, in a single series, for public distribution, with firm distribution guarantee, of CSN. The base value of the issue is BRL1.5 billion, corresponding to 1,500,000 debentures, maturing on December 20, 2027. The par value will be subject to interest payable semi-annually starting on December 20, 2022.

- Acquisition of Companhia Energética Chapecó - CEC

On October 7, 2022, the subsidiaries CSN Mineração and CSN Energia S.A concluded the acquisition of 100% of the shares of Companhia Energética Chapecó - CEC, holder of the concession for the Usina Hidrelétrica Quebra-Queixo ("Chapecó") hydroelectric plant, which has an installed capacity of 120 MW, for the base price of BRL427. 518, as provided for in the Agreement for the Purchase and Sale of Shares and Other Covenants and in the Private Instrument of Assignment of Rights and Obligations entered into on July 1, 2022 and July 25, 2022, respectively.

- Acquisition of Companhia Estadual e Geração de Energia Elétrica ("CEEE-G")

On October 21, 2022, the subsidiary Companhia Florestal do Brasil concluded the acquisition of 66.23% of CEEE-G shares, for BRL928,000. The acquisition of CEEE-G shares by Companhia Florestal do Brasil aims to support and strengthen the business expansion strategy of CSN and its subsidiaries, through investments in renewable energy, seeking self-sufficiency in electricity to improve the competitiveness of its business.

As part of this acquisition, CEEE-G will pay the union for the concession of the hydroelectric plants over a 30-year period the amount, initially foreseen in the bid notice, of BRL1.66 billion.

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11.1 Projections

The Company clarifies that the information disclosed in this item represents a mere estimation, with hypothetical data and in no way constitute a promise of performance on behalf of the Company and/or its directors. The projections presented below involve market factors beyond the Company's control and, therefore, may change.

a)     Projection object.

The Company estimates the following variables below:

Projections	2022	2023E	2022-2026 E
Leverage (Net Debt / Adjusted EBITDA)	1.75x – 1.95x	1.75x – 1.95x	-
Capex expansion (BRL million) - Mining	-	-	BRL 12,000
Capex (BRL million) - Steel	-	-	BRL 6,300
Capex (BRL million) - Consolidated	BRL 3,000	-	-
Sales volume Steel (kton) - Steel	5,104	-	-
EBITDA/ton (USD/ton) - Steel	-	$165	-
Iron Ore Production Volume (kton) - Mining	34,000	-	-
Cash Cost Mining (USD/ton)	$ 20.0 - $22.00	-	-

b)	Projected period and the validity of the projection.

The projected period and expiration dates can be viewed in the table above in item 11.1 a), and the numbers are always presented at the end of the fiscal year and duly published in the Standardized Financial Statements (DFP) of each fiscal year.

c)	Assumptions of the projection, with the indication of which ones can be influenced by the administration of the issuer and which escape its control.

All the premises of the projections mentioned above are subject to external influence factors, which are outside the control of the Company's management. Therefore, in the event of any material change in these assumptions, the Company may revise its estimates, changing them compared to those originally presented.

The main premise that can be influenced by the Company's management would be its production and sales volumes, along with the associated costs.

The volume of ore production always considers our 2022 mining plan, with increased pellet feed production. However, key factors such as sales prices and raw material inputs are outside the Company's control.

d)	Values of the indicators that are the subject of the forecast.

The values can be found above in item 11.1 a).

11.2 In the event that the issuer has disclosed, during the last 3 fiscal years, projections on the evolution of its indicators:

a) inform which ones are being replaced by new projections included and which are being repeated.

Estimates maintained:

Projections	2022	2023E	2022-2026 E
Capex expansion (BRL million) - Mining	-	-	BRL 12,000
Capex (BRL million) - Steel	-	-	BRL 6,300
EBITDA/ton (USD/ton) - Steel	-	$165	-

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Estimates replaced in the last 3 fiscal years:

CSN replaced in Dec/20 the projection of reaching 3.0 x to 2.5 x in the Net Debt/Adjusted EBITDA Indicator at the end of the 2020 annual Balance Sheet.

CSN replaced in Dec/20 the projection of reaching 2.5 x to 2.0 x the Net Debt/Adjusted EBITDA Indicator at the end of the annual Balance Sheet of 2021.

CSN replaced in Dec/20 the projection of reaching a Net Debt of BRL23 billion by BRL20 billion at the end of the 2020 annual Balance Sheet.

CSN replaced in Dec/20 the projection of achieving a Consolidated Adjusted EBITDA of BRL9.75 billion by BRL11.2 billion at the end of the 2020 annual Balance Sheet.

CSN replaced in Dec/20 the projection to achieve a Mining segment EBITDA of BRL7.3 billion by BRL7.65 billion at the end of the 2020 annual Balance Sheet.

CSN replaced in Dec/20 the projection of reaching a Steel segment EBITDA of BRL1.6 billion by BRL2.3 billion at the end of the 2020 annual Balance Sheet.

CSN replaced in Dec/20 the projection of reaching a Consolidated CAPEX of BRL1.5 billion for BRL1.6 billion at the end of the 2020 annual Balance Sheet.

CSN replaced in Dec/20 the estimated iron ore production volume in 2020 of 33Mton, against previous expectation of 33-36Mton.

CSN replaced in Dec/21 the estimated volume of iron ore production in 2021 to 36-37Mton, against previous expectation of 38-40Mton.

CSN replaced in Dec/21 Mining Cash Cost in 2021 to $19.00, against a previous expectation of $16.00.

CSN replaced in Dec/21 Mining Expansion Capex in 2021 to BRL560 million, against a previous expectation of BRL1,000 million.

CSN replaced in Dec/21 the estimated Mining Expansion Capex between 2022-2026 to BRL12,000 million, against a previous expectation of BRL14,000 million between 2021-2025.

CSN replaced in Dec/21 the Steel Capex estimates between 2022-2026 to BRL6,300 million, against a previous expectation of BRL6.100 million between 2021-2025.

CSN replaced in Aug/22 Mining Cash Cost in 2022 between $20.00 - $22.00, against a previous expectation of $18.00.

CSN replaced in Aug/22 estimated volume of iron ore production in 2022 to 36-38Mton, against previous expectation of 39-41Mton.

The Company replaced in October/22 estimated Consolidated CAPEX in 2022 to the amount of R$3,000 million, against a previous expectation of R$ 4,100 million.

The Company replaced in October/22 the leverage projection, measured by the Indicator Adjusted Net Debt/EBITDA from 1.0x in 2022 to a level between 1.75x and 2.0x between the closings of the annual balance sheets for 2022 and 2023.

The Company replaced in October/22 estimated iron ore production volume in 2022 to 34Mton, against previous expectation of 36-38Mton.

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b) regarding the projections related to periods already elapsed, compare the projected data with the effective performance of the indicators, clearly indicating the reasons that led to deviations in the projections.

2020

¹MINING EBITDA – the variation of BRL541 million above expected was due to the higher iron ore price during 4Q20.

²Production Volume – the negative variation of 2.3Mton was due to rainfall, pandemic impacts and lower availability of iron ore compared to expected.

Below is a summary table about the evolution of projections during the last exercises, in line with the clarifications provided above:

Net Revenue	2016	2017	2018	2019	2020
Estimated	n.a.	18,000	22,230	n.a.	n.a.
Hit	17,149	18,525	22,969	n.a.	n.a.
Change %	n.a.	3%	3%	-	-
Adjusted EBITDA	2016	2017	2018	2019	2020
Estimated	n.a.	5,000	5,574	7,500	BRL 11,200
Hit	4,075	4,645	5,849	7,251	BRL 11,473
Change %	n.a.	-7%	5%	-3%	BRL 273
Leverage	2016	2017	2018	2019	2020
Estimated	n.a.	5.00x	n.a.	3.00x	2.5x
Hit	6.32x	5.66x	4.55x	3.74X	2.23x
Change %	n.a.	13%	n.a.	0.74x	- 0.27 x
Iron Ore Production Volume	2016	2017	2018	2019	2020
Estimated	n.a.	n.a.	28,500	33,000	33,000-36,000
Hit	32,174	29,921	27,875	32,090	30,666
Change %	n.a.	n.a.	-2%	-3%	-7.07%
Iron Ore Sales Volume	2016	2017	2018	2019	2020
Estimated	n.a.	n.a.	n.a.	40,000	n.a.
Hit	n.a.	n.a.	n.a.	38,545	n.a.
Change %	n.a.	n.a.	n.a.	-4%	n.a.
*E = estimated
**n.a. = not rated

2021

Regarding the major deviations above and below the expectation, our evaluations are as follows:

The increase in net debt, in millions of reais, compared to the guidance was mainly tied by the share repurchase programs, in addition to the exchange variation observed in the period. However, even with the increase in net debt, the company's leverage was still below the 1.0x Net Debt/EBITDA level.

The steel Sales Volume was impacted by the lower sales volume during the third quarter, which was marked by the commercial strategy of prioritizing price, without the application of discounts, to the detriment of the sold volume. This strategy proved to be assertive for the Company's financial results.

The company's dollarized Cash Cost annual average was $2.6/t, worse than the guidance presented due to a one-off pressure in November, impacted by the scheduled halts and heavy rainfall in the period, causing a lower dilution of the mine’s and port’s fixed cost. If we discount the month of November from the calculation of the average of the year, the average cash cost would be $19.00, which is in line with what was expected by The Company.

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c) as of projections for periods still in progress, to inform whether the projections remain valid on the date of delivery of the form and, where appropriate, to explain why they were abandoned or replaced.

Current and valid estimates:

Projections	2022	2023E	2022-2026 E
Leverage (Net Debt / Adjusted EBITDA)	1.75x – 1.95x	1.75x – 1.95x	-
Capex expansion (BRL million) - Mining	-	-	BRL 12,000
Capex (BRL million) - Steel	-	-	BRL 6,300
Capex (BRL million) - Consolidated	BRL 3,000	-	-
Sales volume Steel (kton) - Steel	5,104	-	-
EBITDA/ton (USD/ton) - Steel	-	$165	-
Iron Ore Production Volume (kton) - Mining	34,000	-	-
Cash Cost Mining (USD/ton)	$ 20.0 - $22.00	-	-

Monitoring and changes in projections disclosed

Replaced estimates:

CSN replaced in Aug/22 Mining Cash Cost in 2022 between $20.00 - $22.00, against a previous expectation of $18.00.

CSN replaced in Aug/22 estimated volume of iron ore production in 2022 to 36-38Mton, against previous expectation of 39-41Mton.

The Company replaced in October/22 estimated Consolidated CAPEX in 2022 to the amount of R$3,000 million, against a previous expectation of R$ 4,100 million.

The Company replaced in October/22 the leverage projection, measured by the Indicator Adjusted Net Debt/EBITDA from 1.0x in 2022 to a level between 1.75x and 2.0x between the closings of the annual balance sheets for 2022 and 2023.

The Company replaced in October/22 estimated iron ore production volume in 2022 to 34Mton, against previous expectation of 36-38Mton.

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Independent Auditor’s Report on the Financial Information

DocuSign Envelope ID: 27EA1528-8F38-4135-94EC-D6AF9A356F62

mazars

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

INTERIM FINANCIAL INFORMATION

COMPANHIA SIDERÚRGICA NACIONAL

AS OF SEPTEMBER 30, 2022
AND INDEPENDENT AUDITOR'S REPORT

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mazars

Mazars Auditores Independentes
Av. Trindade, 254 - Rooms 1314 and 1315 - Office Bethaville - Bethaville
CEP 06404-326
Barueri (SP) | Brazil
Phone: (11) 3090-7085
www.mazars.com.br

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Report on the interim financial information

To the Shareholders, Directors and Managers of
Companhia Siderúrgica Nacional
São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Siderúrgica Nacional ("Company"), contained in the Quarterly Information Form (ITR) for the quarter ended September 30, 2022, which comprise the balance sheet as of September 30, 2022 and the related statements of income, comprehensive income for the three and nine-month periods then ended, the statement of changes in equity and cash flows for the nine-month period then ended, including a summary of significant accounting policies and notes.

The Company's management is responsible for the preparation of the individual and consolidated interim financial information, in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and with the International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Entity Auditor and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is significantly less than that of an audit conducted in accordance with auditing standards and, consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, we are not aware of any fact which leads us to believe that the individual and consolidated interim financial information included in the aforementioned quarterly information has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of the Quarterly Information - ITR, and presented in accordance with the standards issued by CVM.

Emphasis

Significant uncertainty related to the going concern of the jointly-controlled subsidiary Transnordestina Logística SA

We draw attention to Note 9.e) to the interim financial information, which describes the stage of completion of the new rail network of the jointly-controlled subsidiary Transnordestina Logística S.A. (TLSA), currently under construction, and whose deadline for completion of the work, initially scheduled for January 2017, is currently under review and discussion with the responsible government bodies. The completion of the project works and the consequent start of operations depend on the continuous availability of resources from its shareholders and third parties. These events and conditions, together with other matters described in said explanatory note, indicate the existence of material uncertainty that may raise significant doubt as to TLSA's going concern. Our conclusion is unqualified in this matter.

2

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DocuSign Envelope ID: 27EA1528-8F38-4135-94EC-D6AF9A356F62

mazars

Mazars Auditores Independentes
Av. Trindade, 254 - Rooms 1314 and 1315 - Office Bethaville - Bethaville
CEP 06404-326
Barueri (SP) | Brazil
Phone: (11) 3090-7085
www.mazars.com.br

Other matters

Statement of Value Added

The aforementioned quarterly information includes the individual and consolidated Statements of Value Added (DVA), referring to the nine-month period ended September 30, 2022, prepared under the responsibility of the Company's management and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures performed in conjunction with the review of the Company's quarterly information - ITR -, in order to conclude whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in CPC 09 - "Demonstration of Added Value". Based on our review, we are not aware of any facts that lead us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in this Technical Pronouncement and in a manner consistent with the interim financial information, individual and consolidated, taken together.

Audit and review of amounts corresponding to the previous year and quarter

The Quarterly Information - ITR, mentioned in the first paragraph, includes financial information corresponding to: (i) the statement of income and statement of comprehensive income for the three- and nine-month periods ended September 30, 2021, (ii) statement of changes in equity, statement of cash flows and value added for the nine-month period ended September 30, 2021, obtained from the quarterly information - ITR for that quarter; and (iii) the balance sheets as of December 31, 2021, obtained from the financial statements as of December 31, 2021, presented for comparison purposes. The review of the Quarterly Information - ITR for the quarter ended September 30, 2021 and the audit of the financial statements for the year ended December 31, 2021 were conducted under the responsibility of other independent auditors, who issued a dated review and audit report of November 3rd, 2021 and March 9, 2022, respectively, both without qualifications and with emphasis on the going concern of the jointly-controlled subsidiary Transnordestina Logística S.A.

Barueri, October 31st, 2022.

Mazars Auditores Independentes
CRC 2 SP023701/O-8

DocuSigned by:
EVERTON ARAKEN PAETZOLD
33F5C4B5A482483...
Éverton Araken Paetzold
Contador CRC 1PR 047.959/O-9

DocuSigned by:
Paulo Alexandre Misse
40C14CC5F6A747C...
Paulo Alexandre Misse
Contador CRC 1SP268349/O-5

3

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Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 27, paragraph 1º, item VI of CVM Instruction 80, of March 29, 2022, that we reviewed, discussed and agreed with the Company’s Financial Statements for the quarter ended September 30,2022.

São Paulo, October 31, 2022.

Benjamin Steinbruch

CEO

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

Luis Fernando Barbosa Martinez

Executive Officer

David Moise Salama

Executive Officer

Eduardo Guardiano Leme Gotilla

Executive Officer

Milton Picinini Filho

Executive Officer

Stephan Heinz Josef Victor Weber

Executive Officer

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Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 27, paragraph 1º, item V of CVM Instruction 80, of March 29,2022, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the quarter ended September 30,2022.

São Paulo, October 31, 2022.

Benjamin Steinbruch

CEO

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

Luis Fernando Barbosa Martinez

Executive Officer

David Moise Salama

Executive Officer

Eduardo Guardiano Leme Gotilla

Executive Officer

Milton Picinini Filho

Executive Officer

Stephan Heinz Josef Victor Weber

Executive Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 29, 2022

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.